Exhibit 2.1

EXECUTION COPY

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

by and among

GETCO HOLDING COMPANY, LLC

GA-GTCO, LLC

KNIGHT CAPITAL GROUP, INC.

KNIGHT HOLDCO, INC.

KNIGHT ACQUISITION CORP

GETCO ACQUISITION, LLC

and

GA-GTCO ACQUISITION, LLC

DATED AS OF DECEMBER 19, 2012

AMENDED AND RESTATED AS OF APRIL 15, 2013

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Page

Exhibit A	Form of Voting and Support Agreement of GETCO
Exhibit B	Form of Voting and Support Agreement of Knight
Exhibit C	Form of Warrant Agreement
Exhibit D	Form of Certificate of Incorporation of the Company
Exhibit E	Form of Bylaws of the Company
Exhibit F	Form of Registration Rights Agreement

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INDEX OF DEFINED TERMS

Section

Acquisition Proposal	7.8(a)
Affiliate	3.28
Agreement	Preamble
Alternative Financing	7.16(d)
Alternative Transaction	7.8(b)
Bankruptcy and Equity Exception	3.3(a)
Blocker	Preamble
Blocker Certificate	5.1
Blocker Certificate of Merger	1.5
Blocker Disclosure Schedule	Article V
Blocker Effective Time	1.5
Blocker Merger	Recitals
Blocker Merger Consideration	1.11(d)(i)
Blocker Operating Agreement	5.1
Blocker Ratio	1.11(d)(i)
Blocker Refunds	7.12(d)
Blocker Shareholder	7.9
Blocker Unit or Blocker Units	Recitals
Board Recommendation	7.3(a)
Broker-Dealer Subsidiary	0
Business Days	1.4
Capitalization Date	4.2(a)
Cash Election Shares	2.3(b)
Cash Election Shares Limit	2.3(e)
Certificates	2.2(a)
Claim	7.10(a)
Class B Common Stock	4.2(a)
Closing	1.4
Closing Date	1.4
Code	Recitals
Commitment Letters	3.27
Company	Recitals
Company Common Stock	Recitals
Company Equity Plan	7.7(d)
Confidentiality Agreement	7.2
Contract	3.13(a)
Controlled Group Liability	3.10(j)
Covered Employees	7.7(a)
Debt Commitment Letter	3.27
Debt Financing	3.27
Debt Financing Letters	3.27
Definitive Financing Agreements	7.16(a)
Derivative Transactions	3.21
DGCL	1.2

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Section

DLLCA	1.1
Effective Time	1.5
Election Deadline	2.3(b)
Election Form	2.3(a)
Election Form Record Date	2.3(a)
Environmental Law	3.17(c)
Environmental Permits	3.17(c)
ERISA	3.10(a)
Equity Commitment Letter	3.27
Equity Exchange Ratio	1.13(a)
Equity Financing	3.27
Equity Pool	7.7(d)
Exchange Act	3.4
Exchange Agent	2.1
Exchange Fund	2.1
Fee Letter	3.27
FHA	4.23(c)
Financing	3.27
Financing Letters	3.27
Financing Sources	7.16(e)
FINRA	3.4(d)
Foreign Broker-Dealer Subsidiary	0
Form BD	3.19(d)
FSA	3.4(d)
GAAP	3.1(c)
GETCO	Preamble
GETCO 401(k) Plan	7.7(e)
GETCO Audited Financial Statements	3.6(a)
GETCO Benefit Plans	3.10(a)
GETCO Certificate	3.1(b)
GETCO Certificate of Merger	1.5
GETCO Contract	3.13(a)
GETCO Debt	3.2(b)
GETCO Directors	1.9(a)
GETCO Disclosure Schedule	Article III
GETCO Effective Time	1.5
GETCO ERISA Affiliate	3.10(e)
GETCO Equity-Based Awards	1.12(a)
GETCO Financial Statements	3.6(a)
GETCO Foreign Plan	3.10(m)
GETCO Holder Approval	3.3(a)
GETCO Holders Meeting	7.3(a)
GETCO Insiders	7.18
GETCO Intellectual Property	3.16(b)
GETCO Interim Financial Statements	3.6(a)
GETCO IT Systems	3.18
GETCO Merger	Recitals

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Section

GETCO Merger Consideration	1.11(b)(ii)
GETCO Operating Agreement	3.1(b)
GETCO Owned Properties	3.15(a)
GETCO Ratios	1.11(b)(ii)
GETCO Real Property	3.15(a)
GETCO Significant Customer	3.14
GETCO Subsidiary Governing Documents	3.1(c)
GETCO Unit or GETCO Units	Recitals
Ginnie Mae	4.23(a)
Governmental Entity	3.4(g)
Hazardous Substance	3.17(c)
Holders	Recitals
HSR Act	3.4(e)
HUD	4.23(a)
Indebtedness	3.13(c)
Indemnified Party	7.10(a)
Initial Equity Pool	7.7(d)
Insurance Amounts	7.10(d)
Intellectual Property	3.16(f)
Independent Director	1.9(a)
IRS	3.10(b)
Jefferies Finance	3.27
Joint Proxy Statement	3.4(a)
KMS	4.23(a)
Knight	Preamble
Knight 401(k) Plan	7.7(e)
Knight Benefit Plans	4.10(a)
Knight Bylaws	4.1(b)
Knight Certificate	4.1(b)
Knight Certificate of Merger	1.5
Knight Common Stock	Recitals
Knight Companies	4.3(a)
Knight Contract	4.13(a)
Knight Debt	4.2(b)
Knight Directors	1.9(a)
Knight Disclosure Schedule	Article IV
Knight Effective Time	1.5
Knight ERISA Affiliate	4.10(e)
Knight Financial Statements	4.6(a)
Knight Foreign Plan	4.10(m)
Knight Insiders	7.18
Knight Intellectual Property	4.16(b)
Knight IT Systems	4.18
Knight Loan	4.23(d)
Knight Merger	Recitals
Knight Merger Consideration	1.11(a)(ii)
Knight Owned Properties	4.15(a)

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Section

Knight Ratio	1.11(a)(ii)
Knight Real Property	4.15(a)
Knight Restricted Share	1.13(b)
Knight RSU	1.13(c)
Knight SEC Reports	Article IV Preamble
Knight Series A-1 Preferred Stock	1.11(c)(i)
Knight Series A-2 Preferred Stock	1.11(c)(ii)
Knight Significant Customer	4.14
Knight Stock	1.11(c)(ii)
Knight Stock Option	1.13(a)
Knight Stock Plans	1.13(a)
Knight Stockholder Approval	4.3(a)
Knight Stockholders Meeting	7.3(a)
Knight Subsidiary Governing Documents	4.1(c)
Law	1.4
Lenders	3.27
Letter of Transmittal	2.2(a)
Liens	3.2(c)
Loan Sale Agreement	4.23(d)
Mailing Date	2.3(a)
Marketing Period	7.16(f)
Material Adverse Effect	3.7(a)
Material Subsidiary	3.7(a)
Merger Consideration	1.11(d)(i)
Merger Sub A	Recitals
Merger Sub B	Recitals
Merger Sub C	Recitals
Mergers	Recitals
Merrill Lynch	3.25
Mortgaged Property	4.17(c)
Multiemployer Plan	3.10(f)
Multiple Employer Plan	3.10(f)
No Election Shares	2.3(b)
Non-Solicitation Covenant	7.13
NYSE	2.2(e)
Original Execution Date	Recitals
Original Merger Agreement	Recitals
Outside Date	9.1(c)
PBGC	3.10(l)
Per Share Cash Consideration	1.11(a)(ii)
Per Share Stock Consideration	1.11(a)(ii)
Permit	3.12(b)
Permitted Distributions	6.3
Permitted Encumbrances	3.15(b)
Person	3.7(a)
Preferred Stock Consideration	1.11(c)
Qualified Plans	3.10(d)

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Section

Refinancing	7.6
Registration Rights Agreement	7.5
Regulatory Approvals	7.1(b)
Release	3.17(c)
Reports	3.5
Representative	7.8(a)
Requisite Regulatory Approvals	8.1(e)
Required Information	7.16(g)
Restraints	8.1(f)
S-4	3.4(a)
SEC	3.4(a)
Securities Act	3.2(b)
SRO	3.4
Stock Designated Shares	2.3(f)(i)(B)
Stock Election Shares	2.3(b)
Subsidiary	3.1(c)
Superior Proposal	7.3(b)
Surviving Blocker LLC Interests	Recitals
Surviving GETCO LLC Interests	Recitals
Surviving Knight Common Stock	Recitals
Tax or Taxes	3.9(i)(i)
Tax Proceeding	3.9(i)(ii)
Tax Return	3.9(i)(iii)
Tax Sharing Agreement	3.9(e)
Taxing Authority	3.9(i)(iv)
Termination Fee	9.3(a)(vi)
TRA	7.18
Trading Loss	4.7(c)
Trading Event	4.7(c)
Voting Debt	3.2(b)
Warehouse Lines	4.23(b)
Warrants	1.11(b)(ii)
Warrant Agreement	1.11(b)(ii)

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, this “Agreement”), dated as of December 19, 2012 (the “Original Execution Date”) and amended and restated as of April 15, 2013 (the “Execution Date”), is by and among GETCO Holding Company, LLC, a Delaware limited liability company (“GETCO”); GA-GTCO, LLC, a Delaware limited liability company (“Blocker”); Knight Capital Group, Inc., a Delaware corporation (“Knight”); Knight Holdco, Inc., a Delaware corporation and wholly owned subsidiary of Knight (the “Company”); Knight Acquisition Corp, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub A”); GETCO Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub B”); and GA-GTCO Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub C”), amends and restates in its entirety that certain Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of the Original Execution Date, by and among GETCO, Blocker and Knight.

W I T N E S S E T H:

WHEREAS, the parties to the Original Merger Agreement desire to amend and restate the Original Merger Agreement in its entirety on the terms and subject to the conditions set forth herein;

WHEREAS, pursuant to Section 4.28 of the Original Merger Agreement, each of the Company, Merger Sub A, Merger Sub B and Merger Sub C were formed on December 26, 2012 and executed that certain Joinder Agreement, dated as of January 3, 2013, pursuant to which the Company, Merger Sub A, Merger Sub B and Merger Sub C adopted and became parties to the Original Merger Agreement and agreed to be bound by the terms, conditions and other provisions thereunder;

WHEREAS, the Boards of Directors of GETCO, Knight, Blocker, the Company, Merger Sub A, Merger Sub B and Merger Sub C have determined that it is in the best interests of their respective companies and their stockholders or unit holders to consummate the strategic business combination transactions provided for in this Agreement, pursuant to which Merger Sub A will merge with and into Knight, Merger Sub B will merge with and into GETCO, and Blocker will merge with and into Merger Sub C, whereby, subject to the terms of Article II, each share of Class A common stock, par value $0.01 per share, of Knight (the “Knight Common Stock”), each Class A Unit of GETCO, each Class B Unit of GETCO and each Class P Unit of GETCO (together with the Class E Units of GETCO, each a “GETCO Unit” and collectively, the “GETCO Units”) and each membership interest of Blocker (each a “Blocker Unit” and, collectively, the “Blocker Units”) issued and outstanding will be converted into the right to receive the Merger Consideration (such transactions are referred to herein individually as the “Knight Merger,” “GETCO Merger” and the “Blocker Merger”, respectively, and collectively as the “Mergers”), as a result of which the holders of Knight Common Stock, the GETCO Units and the Blocker Units will together own all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (and the Company will, in turn, own all of the outstanding shares of common stock, par value $0.01 per share, of the surviving corporation in the Knight Merger (the “Surviving Knight Common Stock”), all of the

outstanding limited liability company interests of the surviving limited liability company in the Blocker Merger (the “Surviving Blocker LLC Interests”) and all of the outstanding limited liability company interests of the surviving limited liability company in the GETCO Merger (the “Surviving GETCO LLC Interests”));

WHEREAS, for federal income tax purposes, (i) it is intended that the Mergers, taken together, shall be treated as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) it is intended that the Blocker Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) it is intended that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, certain holders of GETCO Units (the “Holders”) and the holder of the Blocker Units have, on the Original Execution Date, entered into Voting and Support Agreements substantially in the form attached hereto as Exhibit A in connection with the Mergers;

WHEREAS, certain stockholders of Knight have, on the Original Execution Date, entered into Voting and Support Agreements substantially in the form attached hereto as Exhibit B in connection with the Mergers; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGERS

1.1. The Blocker Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Blocker Effective Time (as defined in Section 1.5), Blocker shall be merged with and into Merger Sub C in accordance with the Delaware Limited Liability Company Act (“DLLCA”). Merger Sub C shall be the surviving limited liability company in the Blocker Merger and shall continue its limited liability company existence under the laws of the State of Delaware, and shall succeed to and assume all of the rights and obligations of Blocker and Merger Sub C in accordance with the DLLCA. As of the Blocker Effective Time, the separate corporate existence of Blocker shall cease.

1.2. The Knight Merger. Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Blocker Merger, at the Knight Effective Time (as defined in Section 1.5), Merger Sub A shall be merged with and into Knight in accordance with the Delaware General Corporation Law (the “DGCL”). Knight shall be the surviving corporation in the Knight Merger and shall continue its corporate existence under the laws of the State of Delaware and shall succeed to and assume all of the rights and obligations of Knight and Merger Sub A in accordance with the DGCL. As a result of the Knight Merger, Knight shall become a wholly owned subsidiary of the Company. As of the Knight Effective Time, the separate corporate existence of Merger Sub A shall cease.

1.3. The GETCO Merger. Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Knight Merger, at the GETCO Effective Time (as defined in Section 1.5), Merger Sub B shall be merged with and into GETCO in accordance with the DLLCA. GETCO shall be the surviving limited liability company in the GETCO Merger and shall continue its limited liability company existence under the laws of the State of Delaware, and shall succeed to and assume all of the rights and obligations of GETCO and Merger Sub B in accordance with the DLLCA. As a result of the GETCO Merger, GETCO shall become a wholly owned subsidiary of the Company. As of the GETCO Effective Time, the separate limited liability company existence of Merger Sub B shall cease.

1.4. Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m. on a date to be specified by the parties, which date shall be the later of (a) the date no later than three (3) days, other than a Saturday or Sunday or a day in which banking institutions in New York, New York are authorized or required to close (such days, “Business Days”), after the satisfaction or waiver (subject to any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity (each a “Law”)) of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but in all cases subject to the satisfaction thereof), (b) the earlier of (i) a date during the Marketing Period specified by GETCO on no fewer than three (3) Business Days’ notice to Knight and (ii) the Business Day following the last day of the Marketing Period (as defined below) and (c) such other time, date or place as GETCO and Knight may mutually agree in writing. The time and date of the Closing is referred to in this Agreement as the “Closing Date”.

1.5. Effective Time. Subject to the provisions of this Agreement, prior to the Closing, the parties thereto shall file certificates of merger for the Blocker MERGER, the Knight Merger and the GETCO Merger (the “Blocker Certificate of Merger”, the “Knight Certificate of Merger” and the “GETCO Certificate of Merger,” respectively) executed in accordance with, and containing such information as is required by, the relevant provisions of Section 251 of the DGCL (in the case of the Knight Merger) and Section 18-209 of the DLLCA (in the case of the GETCO Merger and the Blocker Merger), with the Secretary of State of the State of Delaware and on or after the Closing Date shall make all other filings or recordings required under the DGCL or the DLLCA, as applicable. The Blocker Merger, the Knight Merger and the GETCO Merger shall become effective at such time as the Blocker Certificate of Merger, the Knight Certificate of Merger and the GETCO Certificate of Merger, respectively, are duly filed with the Secretary of State of the State of Delaware or at such other time as may be stated therein (such times, the “Blocker Effective Time”, the “Knight Effective Time” and the “GETCO Effective Time,” respectively). The Blocker Effective Time shall occur prior to the Knight Effective Time and the GETCO Effective Time, and shall be followed by the Knight Effective Time, which shall be followed by the GETCO Effective Time. The latest time to occur of the Blocker Effective Time, Knight Effective Time and the GETCO Effective Time (which, for the avoidance of doubt, shall be the GETCO Effective Time) shall hereinafter be referred to as the “Effective Time.”

1.6. Effects of the Mergers. At and after the Blocker Effective Time, the Knight Effective Time, and the GETCO Effective Times, as applicable, the Mergers shall have the effects set forth in the DGCL and the DLLCA, as applicable.

1.7. Organizational Documents of Knight, GETCO, Blocker and the Company.

(a) At the Knight Effective Time, (i) the certificate of incorporation of Merger Sub A, as in effect immediately prior to the Knight Effective Time, shall be the certificate of incorporation of Knight as the surviving corporation in the Knight Merger and (ii) the Bylaws of Merger Sub A, as in effect immediately prior to the Knight Effective Time, shall be the Bylaws of Knight as the surviving corporation in the Knight Merger until thereafter changed or amended as provided therein or by applicable Law.

(b) At the GETCO Effective Time, the Certificate of Formation of GETCO and the Limited Liability Company Agreement of GETCO as in effect immediately prior to the GETCO Effective Time shall be the Certificate of Formation and Limited Liability Company Agreement of GETCO as the surviving limited liability company in the GETCO Merger until thereafter changed or amended as provided therein or by applicable Law.

(c) At the Blocker Effective Time, the Certificate of Formation of Merger Sub C and the Limited Liability Company Agreement of Merger Sub C as in effect immediately prior to the Blocker Effective Time shall be the Certificate of Formation and Limited Liability Company Agreement of Merger Sub C as the surviving limited liability company in the Blocker Merger until thereafter changed or amended as provided therein or by applicable Law.

(d) The parties shall take all appropriate action so that, at the Blocker Effective Time, (i) the certificate of incorporation of the Company shall be in the form attached as Exhibit D hereto and (ii) the Bylaws of the Company shall be in the form attached as Exhibit E hereto. Knight shall take all actions necessary to cause the Company, Merger Sub A, Merger Sub B and Merger Sub C to take any actions necessary in order to consummate the Mergers and the other transactions contemplated hereby.

1.8. Directors and Officers of Knight, Blocker and GETCO.

(a) The directors of Merger Sub A at the Knight Effective Time (which shall include Daniel Coleman) shall, from and after the Knight Effective Time, be the directors of Knight as the surviving corporation in the Knight Merger until their successors have been duly elected or appointed and qualified.

(b) The officers of Knight at the Knight Effective Time shall, from and after the Knight Effective Time, continue to be the officers of Knight as the surviving corporation in the Knight Merger until their successors have been duly elected or appointed and qualified.

(c) The directors of GETCO at the GETCO Effective Time shall, from and after the GETCO Effective Time, be the directors of GETCO as the surviving limited liability company in the GETCO Merger until their successors have been duly elected or appointed and qualified.

(d) The officers of GETCO at the GETCO Effective Time shall, from and after the GETCO Effective Time, continue to be the officers of GETCO as the surviving limited liability company in the GETCO Merger until their successors have been duly elected or appointed and qualified.

(e) The directors and officers of Merger Sub C at the Blocker Effective Time shall, from and after the Blocker Effective Time, be the directors and officers, respectively, of Merger Sub C as the surviving corporation in the Blocker Merger until their successors have been duly elected or appointed and qualified.

1.9. Directors and Officers of the Company.

(a) In accordance with, and as provided in, the Bylaws of the Company, immediately prior to the Effective Time and immediately prior to the adoption of the resolutions provided for in Section 7.17, the total number of persons serving on the Board of Directors of the Company shall be nine, which shall include four Knight Directors, four GETCO Directors and the Chief Executive Officer of the Company. “Knight Directors” means the four persons selected by the Board of Directors of Knight prior to the Effective Time who are all currently members of the Board of Directors of Knight; provided, that such persons shall include Thomas M. Joyce; provided, further, that at least three of the Knight Directors shall satisfy the independence requirements of the NYSE and the Organizational Documents of the Company (each an “Independent Director”); and “GETCO Directors” means (i) the two persons selected by Blocker prior to the Effective Time, (ii) Stephen Schuler and (iii) Dan Tierney; provided, that at least two of the GETCO Directors shall be Independent Directors. In the event that, prior to the Effective Time, any person so selected to serve on the Board of Directors of the Company after the Effective Time is unable or unwilling to serve in such position, the Board of Directors that selected such person shall designate another Person to serve in such person’s stead in accordance with the provisions of the immediately preceding sentence. On or prior to the Effective Time, the Company, Knight, Blocker and GETCO shall take such actions as are necessary to effect the Board composition of the Company contemplated by this Section 1.9.

(b) At and after the Effective Time, Daniel Coleman shall serve as Chief Executive Officer of the Company and Thomas M. Joyce shall serve as Executive Chairman of the Board of the Company, in each case until their successors have been duly elected or appointed and qualified. For the avoidance of doubt, occupancy of the offices set forth in the preceding provisions of this Section 1.9(b) shall not occur unless the occupant contemplated above is an employee of the Company, Knight, GETCO or one of their Subsidiaries. On or prior to the Effective Time, Knight, the Company, Blocker and GETCO shall take such actions as are necessary to cause the persons set forth in this Section 1.9(b) to be elected or appointed as officers of the Company in the capacities set forth herein, assuming that such persons are willing to serve in such capacities.

1.10. Company Name. Unless otherwise mutually agreed between GETCO and Knight, at the Effective Time, the Company’s name shall be changed to KCG (Knight Capital GETCO), and the Company’s logo shall be the existing logo of GETCO.

1.11. Conversion of Stock.

(a) At the Knight Effective Time, by virtue of the Knight Merger and without any action on the part of the holder of any shares of Knight Common Stock or any capital stock of Merger Sub A:

(i) Cancelation of Certain Knight Common Stock. Each share of Knight Common Stock that is owned by Knight, Blocker, GETCO or the Company, or any of their respective Subsidiaries (other than (i) shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, in respect of a debt previously contracted), shall automatically be canceled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

(ii) Conversion of Knight Common Stock. Subject to Section 2.2(e), each issued and outstanding share of Knight Common Stock (other than shares to be canceled in accordance with Section 1.11(a)(i)) shall be converted into the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Sections 2.2(h) and 2.3, either (A) one third (the “Knight Ratio”) of a fully paid and nonassessable share of Company Common Stock (the “Per Share Stock Consideration”) or (B) an amount of cash equal to the product of (x) $3.75 and (y) the Knight Ratio (the “Per Share Cash Consideration”) ((A) and (B) together, in the aggregate for all such shares of Knight Common Stock, the “Knight Merger Consideration”). As of the Knight Effective Time, all such shares of Knight Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Knight Common Stock shall cease to have any rights with respect thereto, except the right to receive its applicable portion of the Knight Merger Consideration to be issued in consideration therefore upon the surrender of such certificate in accordance with Section 2.2 (without interest) and the right to receive dividends and other distributions in accordance with Section 2.2.

(iii) Conversion of Merger Sub A Common Stock. The aggregate of all shares of the capital stock of Merger Sub A issued and outstanding immediately prior to the Knight Effective Time shall be converted into 100 shares of Surviving Knight Common Stock.

(iv) Cancelation of Company Common Stock. Each share of Company Common Stock owned by Knight shall automatically be canceled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

(b) At the GETCO Effective Time, by virtue of the GETCO Merger and without any action on the part of any holder of GETCO Units or any limited liability company interests of Merger Sub B:

(i) Cancelation of Certain GETCO Units. Each issued and outstanding Class E Unit of GETCO shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each GETCO Unit owned by GETCO, Merger Sub C, the Company and Knight shall automatically be canceled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

(ii) Conversion of GETCO Units. Subject to Section 2.2(e) and Section 2.2(f), each issued and outstanding GETCO Unit (whether vested or unvested), other than GETCO Units to be canceled in accordance with Section 1.11(b)(i), shall be converted into the right to receive (1) a number of fully paid and nonassessable shares of Company Common Stock and (2) a number of warrants to purchase shares of Company Common Stock, in the form and on the terms specified in the form of warrant agreement attached hereto as Exhibit C (“Warrant Agreement”), which the Company hereby agrees to enter into prior to the Closing (“Warrants”), in each case, based on the ratios (such ratios, the “GETCO Ratios”) for each class of GETCO Units set forth on Schedule 1.11(b) of the GETCO Disclosure Schedule (such aggregate amount of Company Common Stock and Warrants, the “GETCO Merger Consideration”). As of the GETCO Effective Time, all such GETCO Units shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such GETCO Unit shall cease to have any rights with respect thereto, except the right to receive the shares of Company Common Stock and Warrants (and cash in lieu of fractional shares of Company Common Stock) to be issued or paid in consideration therefore upon the surrender of such certificate in accordance with Section 2.2 (without interest) and the right to receive dividends and other distributions in accordance with Section 2.2.

(iii) Conversion of Merger Sub B LLC Interests. The aggregate of all limited liability company interests of Merger Sub B issued and outstanding immediately prior to the GETCO Effective Time shall be converted into the right to receive 100 Class A Units.

(c) [Reserved]

(d) At the Blocker Effective Time, by virtue of the Blocker Merger and without any action on the part of any holder of Blocker Units or any limited liability company interests of Merger Sub C:

(i) Conversion of Blocker Units. Subject to Section 2.2(e) and Section 2.2(f), each issued and outstanding Blocker Unit shall be converted into the right to receive (1) a number of fully paid and nonassessable shares of Company Common Stock and (2) a number of Warrants, in each case based on the ratio for the underlying GETCO Units owned by Blocker as set forth on Schedule 1.11(b) (such ratio, the “Blocker Ratio”) (such aggregate amount of Company Common Stock and Warrants, the “Blocker Merger Consideration,” and, together with the Knight Merger Consideration and the GETCO Merger Consideration, the “Merger Consideration”). As of the Blocker Effective Time, all such Blocker Units shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Blocker Unit shall cease to have any rights with respect thereto, except the right to receive the shares of Company Common Stock and Warrants (and cash in lieu of fractional shares of Company Common Stock) to be issued or paid in consideration therefore upon the surrender of such certificate in accordance with Section 2.2 (without interest) and the right to receive dividends and other distributions in accordance with Section 2.2.

(ii) Conversion of Merger Sub C LLC Interests. The aggregate of all limited liability company interests of Merger Sub C issued and outstanding immediately prior to the Blocker Effective Time shall remain outstanding as the Surviving Blocker LLC Interests.

1.12. GETCO Equity-Based Awards. (a) Subject to such conditions as GETCO may agree, each restricted stock unit, deferred stock unit or phantom unit in respect of a GETCO Unit (a “GETCO Equity-Based Award”) that is outstanding (including any GETCO Equity-Based Awards held in participant accounts under any employee benefit or compensation plan or arrangement of GETCO) as of immediately prior to the Effective Time shall, as of the Effective Time, be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of a number of shares of Company Common Stock, in each case based on the GETCO Ratio for Class B Units (rounded to the nearest whole share of Company Common Stock).

(b) At or prior to the Effective Time, GETCO, the Board of Directors of GETCO and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any necessary consents and providing any necessary notices, to effectuate the provisions of Section 1.12(a) of this Agreement.

1.13. Knight Stock Options and Other Stock-Based Awards.

(a) Each option or other right to acquire Knight Common Stock granted under any Knight Stock Plan (as defined below) (a “Knight Stock Option”) or otherwise that is outstanding as of immediately prior to the Effective Time (whether vested or unvested) shall, as of the Effective Time, cease to represent an option or right to acquire shares of Knight

Common Stock and shall instead represent an option or right to purchase a number of shares of Company Common Stock equal to the number of shares of Knight Common Stock subject to such Knight Stock Option immediately prior to the Effective Time multiplied by the Equity Exchange Ratio (rounded down to the nearest whole share of Company Common Stock). The exercise price per share of Company Common Stock subject to any such Knight Stock Option at and after the Effective Time shall be equal to the quotient of (i) the exercise price per share of Knight Common Stock subject to such Knight Stock Option immediately prior to Effective Time divided by (ii) the Equity Exchange Ratio (rounded up to the nearest whole cent). For the purposes of this Agreement, (A) “Knight Stock Plans” mean the Knight 1998 Long Term Incentive Plan, the Knight Amended and Restated 2003 Equity Incentive Plan, the Knight 2006 Equity Incentive Plan, the Knight Amended and Restated 2009 Inducement Award Plan and the Knight 2010 Equity Incentive Plan and (B) the “Equity Exchange Ratio” shall mean one third.

(b) Each share of Knight Common Stock subject to vesting, repurchase or lapse restrictions (each a “Knight Restricted Share”) that is outstanding under any Knight Stock Plan or otherwise as of immediately prior to the Effective Time shall, as of the Effective Time, be converted into the Knight Merger Consideration.

(c) Each restricted stock unit, deferred stock unit or phantom unit in respect of a share of Knight Common Stock (a “Knight RSU”) that is outstanding under any Knight Stock Plan or otherwise (including any Knight RSUs held in participant accounts under any employee benefit or compensation plan or arrangement of Knight) as of immediately prior to the Effective Time shall, as of the Effective Time, be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of shares of Company Common Stock, equal to the product of (i) the number of shares underlying the Knight RSUs held by the grantee immediately prior to the Effective Time and (ii) the Equity Exchange Ratio (rounded to the nearest whole share of Company Common Stock).

(d) At or prior to the Effective Time, Knight, the Board of Directors of Knight and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any necessary consents and providing any necessary notices, to (i) effectuate the provisions of Sections 1.13(a) through 1.13(c) of this Agreement.

(e) As soon as practicable following the Effective Time, the Company shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Company Common Stock subject to equity awards converted pursuant to Sections 1.11, 1.12 and 1.13.

1.14. Tax Consequences. For federal income tax purposes, (i) it is intended that the Mergers, taken together, shall be treated as a transaction described in Section 351 of the Code, (ii) it is intended that the Blocker Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) it is intended that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code. The parties to this Agreement agree to treat the GETCO Merger in accordance with Revenue Ruling 84-111, 1984-2 CB 88 (Situation 3).

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1. Exchange Agent. Prior to the Effective Time, the Company shall enter into an agreement with such bank or trust company as may be mutually agreed by Knight and GETCO (the “Exchange Agent”), which agreement shall provide that the Company shall deposit with the Exchange Agent at the Effective Time, for the benefit of the holders of shares of Knight Common Stock, GETCO Units and Blocker Units, as applicable, for exchange in accordance with this Article II, through the Exchange Agent, an aggregate number of Warrants, shares of Company Common Stock and cash (including cash in lieu of fractional shares of Common Stock) (such Warrants, shares of Company Common Stock and cash, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”) representing the Merger Consideration.

2.2. Delivery of Merger Consideration.

(a) Promptly following the Effective Time, the Company shall cause the Exchange Agent to mail to each holder of record of certificate(s) representing shares of GETCO Units or Blocker Units or to each holder of record of certificate(s) representing shares of Knight Common Stock who theretofore has not submitted such holder’s Election Form (all such certificates, together with certificate(s) representing shares of Knight Common Stock previously submitted with an Election Form, “Certificates”) that were converted into the right to receive the Merger Consideration pursuant to Section 1.11 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) to the Exchange Agent in a form to be mutually agreed upon by GETCO and Knight (the “Letter of Transmittal”), and (ii) instructions for use in surrendering Certificate(s) for shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Company Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c) .

(b) Upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal or, to the extent received prior to the Election Deadline, a properly completed Election Form (in the case of holders of Knight Common Stock), a holder of Knight Common Stock, Knight Preferred Stock, GETCO Units or Blocker Units will be entitled to receive promptly after the Effective Time the Merger Consideration and any cash in lieu of fractional shares of Company Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II in respect of the Knight Common Stock, Knight Preferred Stock, GETCO Units or Blocker Units represented by such holder’s Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to this Article II.

(c) No dividends or other distributions with respect to Company Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Company Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Company Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Company Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Company Common Stock issuable with respect to such Certificate.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Knight, Blocker or GETCO of the Knight Common Stock, Blocker Units or GETCO Units, respectively, that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares or units are presented for transfer to the Exchange Agent, such Certificates shall be canceled and exchanged for the Merger Consideration (and cash in lieu of fractional shares of Company Common Stock).

(e) Fractional Shares. No certificates or scrip representing fractional shares of Company Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of the Company shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Company. Each holder of Knight Common Stock, GETCO Units or Blocker Units who otherwise would have been entitled to a fraction of a share of Company Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Knight Common Stock, Blocker Units or GETCO Units owned by such holder at the GETCO Effective Time or the Blocker Effective Time, respectively, to be converted into shares of Company Common Stock) by the average daily volume weighted average price of Knight Common Stock on the New York Stock Exchange, Inc. (“NYSE”) for the five trading days immediately preceding the Closing Date.

(f) Fractional Warrants. No certificates or scrip representing fractional Warrants shall be issued upon the surrender for exchange of Certificates. Notwithstanding any other provision of this Agreement, the number of whole Warrants to which each holder will receive (after taking into account all Blocker Units or GETCO Units owned by such holder at the GETCO Effective Time or the Blocker Effective Time) shall be rounded to the nearest Warrant, so as to prevent the issuance of any fractional Warrants.

(g) Any portion of the Exchange Fund that remains unclaimed by the former stockholders of Knight or former holders of GETCO Units or Blocker Units as of the six-month anniversary of the Effective Time may, at the Company’s option, be paid to the Company (together with any dividends in respect thereof). In such event, any former holder of Knight Common Stock, GETCO Units or Blocker Units who has not theretofore complied with this Article II shall thereafter look only to the Company with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the

Company Common Stock deliverable in respect of each such share of Knight Common Stock or each GETCO Unit or Blocker Unit such former holder holds as determined pursuant to this Agreement, without any interest thereon. The Exchange Agent will notify the Company prior to the time that any portion of the Exchange Fund that remains unclaimed would have to be delivered to a public official pursuant to applicable abandoned property, escheat or similar laws and, at the Company’s option, such portion shall be paid to the Company. Notwithstanding the foregoing, none of the Company, Knight, GETCO, Blocker, the Exchange Agent or any other person shall be liable to any former holder of Knight Common Stock, GETCO Units or Blocker Units for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Company or the Exchange Agent, the posting by such person of a bond in such amount as the Company may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Company, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Company upon termination of the Exchange Fund pursuant to Section 2.2(g) and any losses resulting from such investments will be made up by the Company.

(j) The Company and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Knight Common Stock, GETCO Units or Blocker Units, as the case may be, immediately prior to the Knight Effective Time, the GETCO Effective Time or the Blocker Effective Time, as the case may be, such amounts as the Company and the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Company or the Exchange Agent and duly paid over to the applicable taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

2.3. Election Procedures.

(a) An election form and other appropriate and customary transmittal materials in such form as Knight and GETCO shall mutually agree (the “Election Form”) shall be mailed 35 days prior to the anticipated Closing Date or on such other date as Knight and GETCO shall mutually agree (the “Mailing Date”) to each holder of record of Knight Common Stock as of the close of business on the fifth Business Day prior to the Mailing Date (the “Election Form Record Date”).

(b) Except as set forth on Schedule 2.3(b) of the GETCO Disclosure Schedule, each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (A) the number of shares of such holder’s Knight Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (B) the number of shares of such holder’s Knight Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”) or (C) that such holder makes no election with respect to such holder’s Knight Common Stock (“No Election Shares”). Any Knight Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York City time, on the 30th day following the Mailing Date (or such other time and date as Knight and GETCO may mutually agree) (the “Election Deadline”) shall also be deemed to be No Election Shares.

(c) Knight shall make available one or more Election Forms as may reasonably be requested from time to time by any person who becomes a holder (or beneficial owner) of Knight Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline.

(d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Knight Certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Knight Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form only by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, unless a subsequent properly completed Election Form is submitted and actually received by the Exchange Agent by the Election Deadline, the shares of Knight Common Stock represented by such Election Form shall become No Election Shares and Knight shall cause the applicable Certificates to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Knight regarding such matters shall be binding and conclusive. Neither Knight nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e) Notwithstanding any other provision contained in this Agreement, the total number of shares of Knight Common Stock that will be converted into the right to receive the Per Share Cash Consideration pursuant to Section 1.11(a)(ii) shall in no event exceed 66.7% of the total number of shares of Knight Common Stock that were converted into the right to receive the Knight Merger Consideration pursuant to Section 1.11 (such number of shares, the “Cash Election Shares Limit”).

(f) Within 3 Business Days after the Effective Time, the Company shall cause the Exchange Agent to effect the allocation among the former holders of Knight Common Stock of rights to receive the Knight Merger Consideration in accordance with the Election Forms as follows:

(i) Cash Oversubscribed. If the total number of the Cash Election Shares is greater than the Cash Election Shares Limit, then:

(A) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(B) the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares to receive the Per Share Stock Consideration (“Stock Designated Shares”) such that the aggregate number of shares of Knight Common Stock that will be paid the Per Share Cash Consideration equals the Cash Election Shares Limit, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(C) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(ii) Cash Not Oversubscribed. If the total number of the Cash Election Shares is less than or equal to the Cash Election Shares Limit, then:

(A) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(B) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be determined by the Company. For the avoidance of doubt, for purposes of Section 2.3, Knight Restricted Shares shall be treated as Knight Common Stock.

2.4. Adjustments. Subject to the provisions of Section 6.2, in the event that Knight changes the number of shares of Knight Common Stock or securities convertible or exchangeable into or exercisable for shares of Knight Common Stock; GETCO changes the number of GETCO Units or securities convertible or exchangeable into or exercisable for GETCO Units, issued and outstanding prior to the Effective Time; or Blocker changes the number of Blocker Units or securities convertible or exchangeable into or exercisable for Blocker Units, issued and outstanding prior to the Effective Time, in each case as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, merger, subdivision, exchange, or other similar transaction, the GETCO Ratios and/or Knight Ratio and/or Blocker Ratio shall be equitably adjusted as appropriate.

2.5. Uncertificated Shares. In the case of outstanding GETCO Units or Blocker Units or shares of Knight Common Stock that are not represented by Certificates, the parties shall make such adjustments to this Article II as are necessary or appropriate to implement the same purpose and effect that this Article II has with respect to GETCO Units, Blocker Units and Knight Common Stock that are represented by Certificates.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF GETCO

Except as disclosed in the disclosure schedule (the “GETCO Disclosure Schedule”) delivered by GETCO to Knight prior to the execution of the Original Merger Agreement (provided, however, that disclosure in any section of such schedule shall apply only to the corresponding Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement), GETCO hereby represents and warrants to Knight as follows:

3.1. Corporate Organization. (a) GETCO is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. GETCO has the requisite power and authority to own or lease (or sublease) all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased (or subleased) by it makes such licensing or qualification necessary, except where the failure to have such power or authority, or to be so licensed or qualified, would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect (as defined below in Section 3.7(a)) on GETCO.

(b) True, complete and correct copies of the Certificate of Formation of GETCO (the “GETCO Certificate”) and the Limited Liability Company Agreement of GETCO (the “GETCO Operating Agreement”) as in effect as of the date of the Original Merger Agreement have previously been made available to Knight. There are no other organizational or governance documents or agreements of GETCO or otherwise relating to the rights, preferences, duties and obligations of the Holders as owners of GETCO, except as set forth on Section 3.1(b) of the GETCO Disclosure Schedule.

(c) Each Subsidiary of GETCO: (i) that is a Material Subsidiary is duly incorporated or duly formed, as applicable to each such Subsidiary, (ii) that is a Material Subsidiary is validly existing, (iii) in jurisdictions where applicable, is in good standing under the laws of its jurisdiction of organization, (iv) has the requisite corporate or similar power and authority to own or lease (or sublease) all of its properties and assets and to carry on its business as it is now being conducted and (v) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased (or subleased) by it makes such licensing or qualification necessary, except, in the case of clauses (iii), (iv) and (v), where the failure to be in such good standing, to have such power or authority, or to be so licensed or qualified, would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on GETCO. True, complete and correct copies of the certificates of incorporation, bylaws, certificates of formation, limited liability company agreements and/or similar governing documents of each Subsidiary of GETCO as in effect as of the date of the Original Merger Agreement (the “GETCO Subsidiary Governing Documents”) have been previously made available to Knight. As used in this Agreement, the word “Subsidiary,” when used with respect to any party, means any corporation, partnership, limited liability company or other organization or entity, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”) and the term “Material Subsidiary,” when used with respect to any party, means any Subsidiary that represents greater than 10% of the total consolidated assets of such party.

3.2. Capitalization. (a) The authorized limited liability company interests of GETCO consist of Class A Units, Class B Units, Class E Units, Class H Units and Class P Units, of which, as of September 17, 2012, 3,688,219 Class A Units, 5,206,434 Class B Units, no Class H Units, 2,785,689 Class P Units and 865,478 Class E Units are issued and outstanding. GETCO has also issued 70,394 Class I Units, which are not membership interests in GETCO. Except as set forth in this Section 3.2(a) or as set forth on Section 3.2(a) of the GETCO Disclosure Schedule, or as provided in the GETCO Operating Agreement or the GETCO Benefits Plans that are disclosed in Section 3.10(a) of the GETCO Disclosure Schedule, GETCO does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any GETCO Units, Voting Debt or any other equity interests of GETCO or any securities representing the right to purchase or otherwise receive any GETCO Units, Voting Debt or other equity interests of GETCO. All of the issued and outstanding GETCO Units have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Section 3.2(a) of the GETCO Disclosure Schedule sets forth a correct and complete list, as of the date of the Original Merger Agreement, of the record holders of each of the GETCO Units and the number of GETCO Units held by each such holder. No GETCO Units are held by any Subsidiary of GETCO.

(b) There are no bonds, debentures, notes or other Indebtedness of GETCO or any of its Subsidiaries (the “GETCO Debt”) having the express right to vote on the election of directors of GETCO or otherwise vote with or as part of a class with any GETCO Units or other equity interests of GETCO (such voting debt, “Voting Debt”) issued or outstanding. There are no contractual obligations of GETCO or any of its Subsidiaries, (i) to repurchase, redeem or otherwise acquire any shares of capital stock of GETCO or its Subsidiaries or any equity security of GETCO or its Subsidiaries or any securities representing the right to purchase or otherwise receive any GETCO Units or any other equity interests of GETCO or its Subsidiaries (except as provided in the GETCO Operating Agreement or the GETCO Benefits Plans that are disclosed in Section 3.10(a) of the GETCO Disclosure Schedule) or (ii) pursuant to which GETCO or any of its Subsidiaries is or could be required to register any GETCO Units or other equity interests of GETCO or any of its Subsidiaries or any other securities under the Securities Act of 1933, as amended (the “Securities Act”). Set forth in Section 3.2(b) of the GETCO Disclosure Schedule is a true, complete and correct list, as of the date of the Original Merger Agreement, of (x) all GETCO Debt and (y) each Subsidiary (direct or indirect) of GETCO and any joint ventures, formal partnerships or similar arrangements in which GETCO or any of its Subsidiaries has a limited liability company, partnership or other equity interest (and the amount and percentage of any such interest). No entity in which GETCO or any of its Subsidiaries owns, for its own account and not in connection with its business in the ordinary course (including, for the avoidance of doubt, market-making), directly or indirectly, less than a 50% equity interest is, individually or when taken together with all other such entities, material to the business of GETCO and its Subsidiaries taken as a whole.

(c) All of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of GETCO are owned by GETCO or a wholly owned Subsidiary of GETCO, directly or indirectly, free and clear of any liens, pledges, charges, claims, security interests and similar encumbrances (“Liens”), other than Permitted Encumbrances or any Liens that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on GETCO and (ii) all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of GETCO has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3. Authority; No Violation. (a) GETCO has full power and authority to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement and the Mergers by the Holders of GETCO, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of GETCO and by the managers of GETCO. The Board of Directors of GETCO has determined unanimously that this Agreement is advisable and in the best interests of GETCO and its Holders and has directed that this Agreement be submitted to GETCO’s Holders entitled to vote for approval and adoption and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement and the GETCO Merger by the affirmative vote of the Holders of 70% of the outstanding GETCO Units entitled to vote thereon, including the consent of the GETCO CLASS P HOLDER (the “GETCO Holder Approval”) no other proceedings on the part of GETCO are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by GETCO and (assuming due authorization, execution and delivery by the Company, Knight, Blocker, Merger Sub A, Merger Sub B and Merger Sub C) constitutes a valid and binding obligation of GETCO, enforceable against GETCO in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b) Neither the execution and delivery of this Agreement by GETCO nor the consummation by GETCO of the transactions contemplated hereby, nor compliance by GETCO with any of the terms or provisions of this Agreement, will (i) violate any provision of GETCO Certificate, GETCO Operating Agreement or GETCO Subsidiary Governing Documents or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to GETCO, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of GETCO or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Permit, Contract, bylaw or other instrument or obligation to which GETCO or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound, other than, in the case of clause (ii), any such violation, conflict, breach or loss, default, termination, right, acceleration or Lien that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on GETCO.

3.4. Governmental Consents and Approvals. Except for (a) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meeting of GETCO’s Holders and Knight’s stockholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (including any amendments or supplements thereto, the “Joint Proxy Statement” and of the registration statement on Form S-4 (the “S-4”) prepared in connection with the issuance of Company Common Stock in the Mergers and in which the Joint Proxy Statement will be included as a prospectus), (b) [Reserved], (c) the filing of the Knight Certificate of Merger and the GETCO Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, respectively, (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of the Financial Industry Regulatory Authority (“FINRA”), the U.K. Financial Services Authority (the “FSA”), the NYSE and any SRO or other Governmental Entity set forth on Section 3.4 of the GETCO Disclosure Schedule, (e) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the expiration or early termination of the HSR Act waiting period applicable to the GETCO Merger, (f) such filings and approvals of the NYSE to permit the shares of Company Common Stock to be listed on the NYSE and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Company Common Stock pursuant to this Agreement, no material consents or approvals of or filings or registrations with any foreign, federal or state government or regulatory or enforcement authority of any such government or any court, governmental or administrative agency or commission or any other authority or instrumentality of such government or any SRO (each a “Governmental Entity”) are necessary in connection with the consummation by GETCO of the GETCO Merger and the other transactions contemplated by this Agreement, and no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by GETCO of this Agreement. As used in this Agreement, “SRO” means (i) any “self regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. As of the date of the Original Merger Agreement, GETCO knows of no reason why the Regulatory Approvals required to be obtained by GETCO or its Subsidiaries should not be obtained on a timely basis.

3.5. Reports; Regulatory Matters. GETCO and each of its Subsidiaries have filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (“Reports”), that they were required to file (or furnish, as applicable) since January 1, 2010 with (a) FINRA, (b) the SEC and (c) any other Governmental Entity, and all other Reports required to be filed (or furnished, as applicable) by them, including any Report required to be filed (or furnished, as applicable) pursuant to applicable Law, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on GETCO. Any such Report regarding GETCO or any of its Subsidiaries filed with or otherwise submitted to any Governmental Entity, as of the date of its filing or submission, as applicable, complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by FINRA or any other Governmental Entity in the ordinary course of the business of GETCO and its Subsidiaries, there is no pending proceeding before, or, to the knowledge of GETCO, pending or threatened action (including proposed legislation, rulemaking or other changes in Law), examination or investigation by, any Governmental Entity into the business or operations of GETCO or any of its Subsidiaries or any of the industries in which GETCO or any of its Subsidiaries operates.

3.6. Financial Statements. (a) GETCO has made available to Knight (i) the audited consolidated statements of financial condition of GETCO as of December 31, 2009, 2010 and 2011, and the audited consolidated statements of income, changes in liabilities subordinated to claims of general creditors, changes in members’ equity and cash flows of GETCO and its Subsidiaries for the years ended December 31, 2009, 2010 and 2011 (collectively, the “GETCO Audited Financial Statements”), and (ii) the unaudited consolidated statement of financial condition of GETCO and its Subsidiaries as of September 30, 2012 and the unaudited consolidated statements of statements of income for the nine-month period ended September 30, 2012 (collectively, the “GETCO Interim Financial Statements” and, together with the GETCO Audited Financial Statements, the “GETCO Financial Statements”). The GETCO Financial Statements (A) have been prepared from, and in accordance with, the books and records of GETCO and its Subsidiaries, (B) fairly present in all material respects the consolidated results of statements of income, changes in liabilities subordinated to claims of general creditors, changes in members’ equity and the consolidated financial condition of GETCO and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments) and (C) have been prepared in accordance with GAAP consistently applied during the periods involved (except in the case of unaudited statements for the absence of footnotes and other presentation items), except, in each case, as indicated in such statements or in the notes thereto. Since January 1, 2009, the books and records of GETCO and its Subsidiaries have been, and are being, maintained in a manner necessary to permit preparation of GETCO’s financial statements in all material respects in accordance with GAAP and in accordance, in all materials respects, with any other applicable legal requirements. As of the date of the Original Merger Agreement, PricewaterhouseCoopers LLP has not resigned or been dismissed as independent public accountants of GETCO as a result of or in connection with any disagreements with GETCO on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for: (i) those liabilities and obligations that are fully reflected or reserved against on the September 30, 2012 consolidated statement of financial condition of GETCO included in GETCO Financial Statements; or (ii) liabilities and obligations incurred in the ordinary course of business since September 30, 2012 consistent with past practice, neither GETCO nor any of its Subsidiaries has any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due) that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GETCO. None of GETCO nor any of its Subsidiaries is a party to any material “off-balance sheet arrangements” as defined in Item 303(a)(4) of Regulation S-K.

(c) GETCO (x) maintains controls and procedures sufficient to provide reasonable assurance that material information relating to GETCO, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of GETCO by others within those entities, and (y) since December 31, 2008, has disclosed to GETCO’s outside auditors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting relating to GETCO or its Subsidiaries which are reasonably likely to adversely affect GETCO’s ability to record, process, summarize and report financial information and (ii) to the knowledge of GETCO, any fraud, whether or not material, that involves management or other employees who have a significant role in GETCO’s internal controls over financial reporting.

(d) Since December 31, 2011, (i) neither GETCO nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of GETCO or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of GETCO or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that GETCO or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing GETCO or any of its Subsidiaries, whether or not employed by GETCO or any of its Subsidiaries, have reported to the Board of Directors of GETCO, any committee thereof or to any officer of GETCO evidence of a material violation of securities laws, a breach of fiduciary duty or a similar violation by GETCO or any of its officers, directors or employees.

3.7. Absence of Certain Changes or Events. (a) Since December 31, 2011, no event or events have occurred that have had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GETCO. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Knight or GETCO, as the case may be, (i) any change, effect, event, occurrence, circumstance, state of fact or development that has a material adverse effect on the financial condition, business or results of operations of such party and its Subsidiaries, taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such Person to timely consummate the transactions contemplated hereby (provided, however, that, in the case of clause (i) only, a “Material Adverse Effect” shall not be deemed to include any change, effect, event, occurrence, circumstance, state of fact or development to the extent resulting from or arising out of, (A) any change after the date of the Original Merger Agreement in applicable Law or GAAP or regulatory accounting standards; (B) any change arising after the date of the Original Merger

Agreement in general U.S. or global economic conditions, or changes therein, including interest rates or currency exchange rates; (C) general political conditions or changes therein, acts of war, sabotage or terrorism or natural disasters occurring after the date of the Original Merger Agreement and not specifically related to such Person or its Subsidiaries (including the commencement, continuation or escalation of armed hostilities or other material national or international calamity); (D) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of the common stock of such Person, in and of itself, but not including any underlying causes thereof; (E) the public announcement of the transactions contemplated by this Agreement; or (F) any action or omission taken pursuant to the express written consent of Knight, in the case of GETCO, or GETCO, in the case of Knight; except in each case of (A), (B) and (C), unless the effects of such changes are materially disproportionately adverse to such party and its Subsidiaries, taken as a whole, as compared to other Persons in the industry in which such party and its Subsidiaries operate). As used in this Agreement, “Person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization, or Government Entity.

(b) Since September 30, 2012, through and including the date of the Original Merger Agreement, GETCO and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

3.8. Legal Proceedings.

(a) There are no material pending actions, suits or proceedings (or, to GETCO’s knowledge, threatened) against GETCO or any of its Subsidiaries, or any of their respective properties, at law or in equity or before any Governmental Entity or arbitration panel.

(b) Neither GETCO nor any of its Subsidiaries nor any of their respective assets are subject to any material outstanding order, writ, judgment, settlement agreement, injunction or decree, in each case, entered, issued or made by or with any Governmental Entity.

3.9. Taxes and Tax Returns. (a) All material Tax Returns required to be filed by or with respect to GETCO or any of its Subsidiaries have been timely filed (taking into account any permitted exceptions) and prepared in accordance with applicable Law, and each such Tax Return is true, correct and complete in all material respects. GETCO and each of its Subsidiaries has paid all material Taxes (whether or not shown on such Tax Returns) due and payable by it prior to Closing.

(b) All material Taxes or other amounts relating to the payment of Taxes that GETCO or any of its Subsidiaries is or was required by Law to withhold or collect have been duly withheld or collected and have been paid over to the proper Governmental Entity or other Person. GETCO and each of its Subsidiaries has complied, in all material respects, with all applicable Laws relating to the payment, collection, withholding and reporting of any amounts related to Taxes, including with respect to payments made to any employee, independent contractor, creditor, stockholder, partner or other third party.

(c) There are no Liens for material amounts of Taxes (other than Liens for Taxes not yet due and payable) upon any assets of GETCO or any of its Subsidiaries.

(d) There is no Tax Proceeding pending or threatened in writing with respect to any material Taxes of GETCO or any of its Subsidiaries. Neither GETCO nor any of its Subsidiaries is presently under any examination or audit by any Taxing Authority. No material claim has been made in writing by a Taxing Authority in a jurisdiction where GETCO or any of its Subsidiaries does not file Tax Returns to the effect that it is required to file Tax Returns in or may be subject to Tax by that jurisdiction. No extension or waiver of the period for assessment or collection of any Tax is currently in effect with respect to GETCO or any of its Subsidiaries. Neither GETCO nor any of its Subsidiaries has extended the time within which to file any material Tax Return, which Tax Return will not be filed prior to the Closing Date.

(e) Neither GETCO nor any of its Subsidiaries is a party to, bound by or obligated under, any Tax allocation, indemnity, sharing or similar contract or arrangement (“Tax Sharing Agreement”). Neither GETCO nor any of its Subsidiaries has any material liability for Taxes of any other Person under any applicable Law, as a transferee or successor, by contract or otherwise.

(f) Neither GETCO nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity. Neither GETCO nor any of its Subsidiaries has granted to any Person any power of attorney that will be in force after the Closing with respect to any Tax matter.

(g) There have been no entity classification elections filed pursuant to Treasury Regulations Section 301.7701 -3 (or any analogous provision of state or local income Tax Law), with respect to GETCO or any of its Subsidiaries. GETCO is classified, and has since the date of its formation been classified, as a partnership for U.S. federal, state and local income Tax purposes, and none of the Holders or GETCO has taken a position inconsistent with such treatment with respect to any U.S. federal, state or local Tax. Except as set forth on Section 3.9(g) of the GETCO Disclosure Schedule, each Subsidiary of GETCO is a “disregarded” entity within the meaning of Treasury Regulations Section 301.7701 -3 (and any analogous provision of state or local income Tax Law) and none of them has taken a position inconsistent with such treatment with respect to any U.S. federal, state or local Tax.

(h) Neither GETCO nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that could reasonably be expected to prevent or impede the Mergers, taken together, from being treated as a transaction described in Section 351 of the Code or the Blocker Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(i) As used in this Agreement, the following terms shall have the following meanings:

(i) “Tax” or “Taxes” shall mean all federal, state, local or foreign taxes (including, without limitation, income, gross receipts, capital gains, net proceeds, ad valorem, turnover, real estate, personal property (tangible and intangible), sales, use, franchise, excise, goods and services, value added, stamp, user, transfer, fuel, excess profits, withholding, occupational, alternative, environmental, license, interest equalization, windfall profits, estimated, severance, payroll, unemployment and social security taxes), charges, fees, duties (including customs duties), imposts, levies, assessments or other amounts imposed, assessed or collected by or under the authority of any Governmental Entity or payable pursuant to any tax sharing agreement or any other contract relating to the sharing or payment of any such taxes, charges, fees, duties, imposts, levies, assessments or other amounts, in each case, including any interest, penalties or additions to tax attributable thereto or attributable to any nonpayment thereof.

(ii) “Tax Proceeding” means any audit, action, claim, suit, arbitration, inquiry, litigation, investigation or other administrative or judicial proceeding by or against any Taxing Authority.

(iii) “Tax Return” shall mean any report, return, declaration, information return, notice, form, claim for refund or other information or document filed or required to be filed with a Taxing Authority in connection with any Taxes, including any schedule or attachment thereto, and any amendment thereof.

(iv) “Taxing Authority” shall mean any Governmental Entity imposing Taxes and the agencies, if any, charged with the collection of such Taxes for such Governmental Entity.

3.10. Employee Benefit Plans. (a) Section 3.10(a) of the GETCO Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, incentive, equity-based, profit sharing, deferred compensation, retiree medical or life insurance, supplemental retirement, retirement, severance, termination, change in control, employment, consulting, or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance or other contracts or agreements to which GETCO or any Subsidiary of GETCO is a party, with respect to which GETCO or any Subsidiary of GETCO has any current or future obligation or that are maintained, contributed to or sponsored by GETCO or any Subsidiary of GETCO, in each case, to or for the benefit of any current or former employee, officer, director or independent contractor of GETCO or any Subsidiary of GETCO (all such plans, programs, arrangements, contracts or agreements, collectively, the “GETCO Benefit Plans”).

(b) As of the date of the Original Merger Agreement, GETCO has delivered or made available to Knight true, correct and complete copies of the following (as applicable): (i) the written document evidencing each GETCO Benefit Plan (or, with respect to any such plan that does not have a written plan document, a summary of the material terms thereof), (ii) the annual report (Form 5500), if any, filed with the Internal Revenue Service (“IRS”) for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to a GETCO Benefit Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a GETCO Benefit Plan, (v) the most recent summary plan description, if any, for such GETCO Benefit Plan, (vi) all material amendments, modifications or supplements to any GETCO Benefit Plan, and (vii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a GETCO Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to Knight, there are no material amendments to any GETCO Benefit Plans that have been adopted or approved nor has GETCO or any of its Subsidiaries agreed to make any such amendments or to adopt or approve any new GETCO Benefit Plans.

(c) Each GETCO Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Law, including ERISA and the Code. Each GETCO Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(d) Section 3.10(d) of GETCO Disclosure Schedule identifies each GETCO Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination or opinion letter with respect to each Qualified Plan and the related trust that has not been revoked and, to the knowledge of GETCO, there are no existing circumstances and no events have occurred that would reasonably be expected to result in a loss of the qualified status of any Qualified Plan or the related trust. No trust funding any GETCO Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(e) No GETCO Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has GETCO or any of its Subsidiaries or GETCO ERISA Affiliates maintained an employee benefit plan subject to Title IV of ERISA at any time during the six years prior to the date of the Original Merger Agreement. “GETCO ERISA Affiliate” means a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included GETCO, any predecessor to GETCO or any of GETCO’s past or present Subsidiaries.

(f) Except as set forth in Section 3.10(f) of the GETCO Disclosure Schedule: (i) no GETCO Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of GETCO and its Subsidiaries has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of GETCO and its Subsidiaries has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(g) Except as set forth in Section 3.10(g) of the GETCO Disclosure Schedule, neither GETCO nor any Subsidiary of GETCO sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment health or medical, disability, life insurance or other welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar law.

(h) All contributions required to be made to any GETCO Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any GETCO Benefit Plan, for any period through the date of the Original Merger Agreement, have been made or paid in full or, to the extent not required to be made or paid on or before the date of the Original Merger Agreement, have been fully reflected on the books and records of GETCO, in all material respects, to the extent required by GAAP.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Mergers and the transactions contemplated hereby will (either alone or in conjunction with a subsequent termination of employment) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of GETCO or any Subsidiary of GETCO, or result in any limitation on the right of GETCO or any Subsidiary of GETCO to amend, merge, terminate or receive a reversion of assets from any GETCO Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by GETCO or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No GETCO Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code. GETCO has made available to Knight true, correct and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(j) Except as would not reasonably be expected to give rise to a material liability to GETCO or any Subsidiary of GETCO, there does not now exist, nor do any circumstances exist that could reasonably be expected to result in liability (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Section 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and section 4980B of the Code or (v) under corresponding or similar provisions of foreign laws or regulations (the liabilities described in clauses (i) through (v) collectively referred to as “Controlled Group Liability”). Without limiting the generality of the foregoing, neither GETCO nor any of the GETCO ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(k) None of GETCO and its Subsidiaries nor to GETCO’s knowledge any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of GETCO Benefit Plans or their related trusts, GETCO, any of its Subsidiaries or any person that GETCO or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) There are no pending or, to the knowledge of GETCO, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted against GETCO Benefit Plans, any fiduciaries thereof with respect to their duties to GETCO Benefits Plans or the assets of any of the trusts under any GETCO Benefit Plans which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on GETCO or any of its Subsidiaries to the Pension Benefit Guaranty Corporation (the “PBGC”), the Department of Treasury, the Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a GETCO Benefit Plan, or any other party.

(m) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on GETCO, all GETCO Benefit Plans subject to the laws of any jurisdiction outside of the United States for the benefit of employees of GETCO or any of its Subsidiaries residing outside of the United States (each, a “GETCO Foreign Plan”): (i) have been maintained in material compliance with the applicable provisions of laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such GETCO Foreign Plan, (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

3.11. Labor Matters. (a) There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of GETCO or any of its Subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or threatened against or involving GETCO or any of its Subsidiaries and there have not been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to GETCO or any of its Subsidiaries at any time within five (5) years of the date of the Original Merger Agreement.

(b) Neither GETCO nor any of its Subsidiaries is currently or at any time since January 1, 2010 has been a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of GETCO and its Subsidiaries is in material compliance with all applicable state, federal and local Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Laws relating to discrimination, disability, labor relations, employee privacy, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and have not engaged in any unfair labor practices or similar prohibited practices. Except as would not reasonably be expected to result in any material liability to GETCO or any of its Subsidiaries, there are no complaints, lawsuits, arbitrations, administrative proceedings or other proceedings of any nature pending or, to the knowledge of GETCO, threatened against GETCO or any of its Subsidiaries brought by any current or former employee or their eligible dependents or beneficiaries.

3.12. Compliance with Applicable Law.

(a) Since January 1, 2010, GETCO and each of its Subsidiaries has complied with applicable Law (including the net capital requirements under the Exchange Act) in all material respects.

(b) (i) GETCO and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses as currently conducted (each a “Permit”), (ii) all such Permits are valid and in full force and effect and (iii) since January 1, 2010, neither GETCO nor any of its Subsidiaries has received written notice that the Governmental Entity or other Person issuing or authorizing any such Permit intends to terminate or refuse to renew or reissue any such Permit.

(c) Neither GETCO nor any of its Subsidiaries nor, to GETCO’s knowledge, any of their respective directors, officers, employees, or agents for or on behalf of GETCO or its Subsidiaries (i) has made, authorized or offered or is making any illegal contributions, gifts, entertainment or payments of other expenses related to political activity, (ii) has made, authorized or offered or is making any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (v) has violated or is violating any provision of the Foreign Corrupt Practices Act or any other applicable Laws or any conventions to which GETCO and its Subsidiaries is subject relating to corruption, bribery, money laundering, political contributions or gifts and gratuities, to public officials and private persons.

3.13. Certain Contracts. (a) Section 3.13(a) of the GETCO Disclosure Schedule contains a complete and correct list of each of the following contracts, agreements, leases (including leases or subleases for real property) licenses or other legally binding obligations, whether written or oral, excluding any GETCO Benefit Plan (each a “Contract”) to which GETCO or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, in each case, as of the date of the Original Merger Agreement:

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, assuming for this purpose that such provision was applicable to GETCO);

(ii) any Contract with a customer of GETCO or any of its Subsidiaries that is reasonably expected to provide for payments to GETCO and its Subsidiaries from customers of GETCO or its Subsidiaries in excess of $1,200,000 in 2012;

(iii) any Contract with a supplier of GETCO or any of its Subsidiaries that is reasonably expected to provide for payments from GETCO and its Subsidiaries to such supplier in excess of $1,200,000 in 2012;

(iv) (a) any lease, sublease or similar arrangement under which GETCO or any of its Subsidiaries is the lessee or sublessee of, or holds or uses, any machinery, equipment or other tangible personal property owned by any third party for an annual rent in excess of $1,200,000 or (b) any lease or similar arrangement under which GETCO or any of its Subsidiaries is the lessee or sublessee of real property owned or leased by any third party for an annual rent in excess of $1,200,000;

(v) any Contract expressly prohibiting or restricting the ability of GETCO or its Subsidiaries (or, following the Effective Time, the Company and its Affiliates) to conduct its business, to engage in any business, to solicit any potential customer, to operate in any geographical area or to compete with any Person;

(vi) any Contract that obligates GETCO or any of its Subsidiaries (or following the Effective Time, the Company and its Affiliates) to conduct business on an exclusive basis with any third party, that contains “most favored nation” or similar covenants, or that contains non-competition or similar covenants;

(vii) any Contract that is material to GETCO or its Subsidiaries for any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits, expenses or payments;

(viii) any Contract that provides for the formation, creation, operation, management or control of any equity interest in any entity or enterprise other than GETCO’s Subsidiaries, that is material to GETCO and its Subsidiaries;

(ix) any Contract relating to any Indebtedness of GETCO or its Subsidiaries in excess of $5,000,000;

(x) any Contract under which any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of GETCO or its Subsidiaries in excess of $5,000,000;

(xi) any Contract pursuant to which GETCO or any of its Subsidiaries (A) licenses GETCO Intellectual Property to any third Person or (B) licenses Intellectual Property from any third Person, in each case of (A) and (B), that is material to the business of GETCO or any of its Subsidiaries (other than Contracts for commercially available, off-the-shelf software);

(xii) any Contract under which GETCO or any of its Subsidiaries is obligated to pay any earn-outs or other similar contingent purchase price obligations;

(xiii) any Contract relating to the acquisition or disposition of any assets or business for a purchase price in excess of $1,000,000 (whether by merger,

sale of stock, sale of assets or otherwise) with any outstanding obligations as of the date of the Original Merger Agreement that are material to GETCO or any of its Subsidiaries or contain any outstanding right of first refusal, right of first offer or similar right;

(xiv) any Contract pursuant to which GETCO or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of GETCO or any of its Subsidiaries (other than the organizational documents of GETCO or its Subsidiaries); and

(xv) any material Contracts between GETCO or any of its Subsidiaries, on the one hand, and any of GETCO’s Holders or their affiliates (other than GETCO and its Subsidiaries), on the other hand, other than Contracts between or among GETCO or any of its Subsidiaries, on the one hand, and any current or former employee of or consultant to GETCO or any of its Subsidiaries, on the other hand, relating to the employment or consulting relationship between GETCO or a Subsidiary of GETCO and such current or former employee or consultant.

Each Contract of the type described in this Section 3.13(a), whether or not set forth in the GETCO Disclosure Schedule, is referred to as a “GETCO Contract”.

(b) Each GETCO Contract is a valid and binding obligation of GETCO or the Subsidiary that is party thereto and, to GETCO’s knowledge, the other parties thereto, enforceable against GETCO and its Subsidiaries and, to GETCO’s knowledge, the other parties thereto in accordance with its terms (in each case, subject to the Bankruptcy and Equity Exception). Neither GETCO nor any of its Subsidiaries is, nor, to GETCO’s knowledge, is any other party, in breach, default or violation (and no event has occurred or not occurred through GETCO’s or any of its Subsidiaries’ action or inaction or, to GETCO’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any GETCO Contract, except for breaches, defaults or violations that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GETCO. There are no disputes pending or, to GETCO’s knowledge, threatened with respect to any GETCO Contract except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GETCO.

(c) For purposes of this Agreement, “Indebtedness” means, with respect to any Person, without duplication, any of the following liabilities of such Person, whether secured (to the extent of recourse to such Person) or unsecured, contingent or otherwise: (i) all liabilities for borrowed money; (ii) all liabilities evidenced by bonds, debentures, notes or other similar instruments; (iii) all liabilities under capital leases to the extent required to be capitalized under GAAP; (iv) all liabilities for guarantees of another Person in respect of liabilities of the type set forth in clauses (i), (ii) and (iii); (v) all reimbursement obligations under letters of credit to the extent such letters of credit have been drawn (including standby and commercial); and (vi) all liabilities for accrued but unpaid interest and unpaid penalties, fees, charges and prepayment premiums that are payable, in each case, with respect to any of the obligations of a type described in clauses (i) through (v) above. For the avoidance of doubt, “Indebtedness” shall not include trade debt or similar obligations incurred in the ordinary course of business.

3.14. Customers. Section 3.14 of the GETCO Disclosure Schedule sets forth a complete and accurate list of the names of GETCO Significant Customers as of the date of the Original Merger Agreement. For the purposes of this Agreement, “GETCO Significant Customer” shall mean each of the customers of GETCO that accounts for 10% or more of GETCO’s revenues for each of the two most recent fiscal years for GETCO.

3.15. Property.

(a) GETCO or one of its Subsidiaries (i) has good and marketable title to all real property and assets reflected in the latest audited balance sheet included in GETCO Financial Statements as being owned by GETCO or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “GETCO Owned Properties”), free and clear of all Liens, except Permitted Encumbrances and (ii) is the lessee or sublessee of all leasehold or subleasehold estates, respectively, reflected in the latest audited financial statements included in such GETCO Financial Statements or acquired after the date thereof (except for leases or subleases that have expired by their terms since the date thereof) (collectively with the GETCO Owned Properties that are real property, and including all appurtenances thereto and improvements and fixtures thereon, the “GETCO Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased or subleased thereunder, and each such lease or sublease is valid without default thereunder by the lessee or sublessee, or to GETCO’s knowledge, the lessor or sublesssor, as applicable. Section 3.15 of the GETCO Disclosure Schedule sets forth a true and complete list, as of the date of the Original Merger Agreement, of all GETCO Real Property. The GETCO Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on GETCO Real Property, taken as a whole, are in reasonable operating condition. There are no pending or, to GETCO’s knowledge, threatened condemnation proceedings against GETCO Real Property.

(b) GETCO and its Subsidiaries own or lease/sublease and have good and valid title to, or have valid rights to use, all material properties and assets (real, personal or mixed, tangible or intangible) used in their businesses, in each case, free and clear of all Liens, other than Permitted Encumbrances. The material tangible property and tangible assets owned or leased by GETCO or its Subsidiaries, taken as a whole, is in reasonable operating condition, ordinary wear and tear excepted.

(c) For purposes of this Agreement, “Permitted Encumbrances” means, with respect to GETCO or any of its Subsidiaries or Knight or any of its Subsidiaries, as the case may be, (i) statutory Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings, (ii) easements, rights of way and other similar encumbrances that (A) do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (B) are matters of record, or (C) would be disclosed by a current, accurate survey or physical inspection of GETCO Owned Properties that are real property, in the case of GETCO, or Knight

Owned Properties that are real property, in the case of Knight, (iii) Liens constituting a lease agreement that gives any third party any right to occupy any GETCO Owned Property that is real property, in the case of GETCO, or any Knight Owned Property that is real property, in the case of Knight, (iv) such imperfections or irregularities of title or Liens as do not materially affect the use or value of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (v) Liens securing payment, or any other obligations, of GETCO or any of its Subsidiaries, in the case of GETCO, or Knight or any of its Subsidiaries, in the case of Knight, with respect to Indebtedness, (vi) mechanics, materialmen’s and similar Liens imposed by law with respect to any amounts not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings, and (vii) other Liens arising in the ordinary course of business that (A) do not materially interfere with the present uses of any GETCO Owned Properties, in the case of GETCO, or Knight Owned Properties, in the case of Knight, and (B) are not incurred in connection with the borrowing of money.

3.16. Intellectual Property.

(a) To the knowledge of GETCO, GETCO and its Subsidiaries own or have the right pursuant to written Contracts to use all Intellectual Property that is material to the conduct of the business of GETCO and its Subsidiaries.

(b) Section 3.16(b) of the GETCO Disclosure Schedule sets forth a true and complete list of all currently registered and currently pending applications for registration of Intellectual Property filed by or in the name of GETCO or any of its Subsidiaries in any jurisdiction, indicating for each item the jurisdiction, number and filing date. All of the rights of GETCO and its applicable Subsidiaries in the Intellectual Property identified on Section 3.16(b) of the GETCO Disclosure Schedule are, to the knowledge of GETCO, valid and enforceable. GETCO and its Subsidiaries have taken commercially reasonable actions to maintain and protect the Intellectual Property owned by GETCO or its Subsidiaries (the “GETCO Intellectual Property”) and to protect the secrecy, confidentiality, and value of the trade secrets owned by GETCO or its Subsidiaries, in each case that are material to the conduct of the business of GETCO and its Subsidiaries. GETCO exclusively owns all right, title and interest in and to the GETCO Intellectual Property, free and clear of all Liens, other than Permitted Encumbrances.

(c) To the knowledge of GETCO, the operation of the business of GETCO and its Subsidiaries does not infringe upon or otherwise violate any Intellectual Property rights of others in any material respect.

(d) To the knowledge of GETCO, no Person is infringing upon or otherwise violating any GETCO Intellectual Property in any material respect.

(e) There are no unresolved claims pending or, to the knowledge of GETCO, threatened (i) alleging that GETCO or any of its Subsidiaries infringes, misappropriates or otherwise violates Intellectual Property rights of any third Person in any material respect or (ii) opposing or attempting to cancel any rights of GETCO or any of its Subsidiaries in or to any material Intellectual Property. The consummation of the Mergers would not reasonably be expected to result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, GETCO’s or any of its Subsidiaries’ right to own, use, hold for use, or otherwise exploit any Intellectual Property material to the conduct of the business of GETCO and its Subsidiaries, except as would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect on GETCO.

(f) GETCO and each of its Subsidiaries has secured from each of its employees and contractors, as applicable, valid and binding assignments of all Intellectual Property rights developed by such employee or contractor that comprise any of the Intellectual Property owned or purported to be owned by GETCO or its Subsidiaries.

(g) “Intellectual Property” means all rights worldwide in or to (i) registered and unregistered trademarks, service marks, trade names, logos, and trade dress, including all goodwill associated with each of the foregoing; (ii) Internet domain names; (iii) copyrights, whether registered or unregistered, including all copyrights in software and databases, (iv) patent and patent applications; (v) inventions, processes, designs, formulas, trade secrets, know-how, proprietary models, customer data computer software and other proprietary and confidential information, and (vi) all other industrial, proprietary and intellectual property rights in any jurisdiction worldwide, including, in each case of (i)-(vi), all registrations, applications to register, restorations, reissues, extensions, renewals, continuations, continuations-in-part, and divisionals, as applicable, together with rights to sue for past, present and future infringement of each and any of the foregoing.

3.17. Environmental Laws and Regulations.

(a) The operations of GETCO and its Subsidiaries comply in all material respects with all applicable Environmental Laws. GETCO and its Subsidiaries have obtained all material Environmental Permits necessary for the operation of their respective businesses as presently conducted, and all such Environmental Permits are in good standing. Neither GETCO nor any of its Subsidiaries is subject to any proceeding, written order or written claim or, to GETCO’s knowledge, any ongoing investigation, by any Person against GETCO regarding any alleged violation of or liability arising under any Environmental Law. Neither GETCO nor any of its Subsidiaries is subject to any material ongoing obligations pursuant to an outstanding order, judgment, decree or settlement with respect to any alleged violation of or liability under any Environmental Law.

(b) (i) There have been no Releases by GETCO or any of its Subsidiaries of any Hazardous Substances into, on or under or from any GETCO Real Property, and (ii) GETCO has not been notified in writing of potential liability for any Releases by or arranged for by GETCO or any of its Subsidiaries of any Hazardous Substances into, on, under or from any other properties, including landfills in which Hazardous Substances have been Released or properties on or under or from which GETCO or any of its Subsidiaries has performed services, except, in the case of either (i) or (ii), for any such Releases that would reasonably be expected to result in any material liability to GETCO. Neither GETCO nor any of its Subsidiaries has received notice of, or, to GETCO’s knowledge, is subject to any proceeding under any Environmental Law with respect to any facility to which it has sent any Hazardous Substance for re-use, recycling, reclamation, treatment, storage or disposal, except for such notices or proceedings that would not result in a material obligation or liability of GETCO. GETCO has filed all notices required to be filed under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance into the environment at any GETCO Real Property, except for the filing of notices relating to matters that would not reasonably be expected to be material to GETCO.

(c) For purposes of this Agreement:

“Environmental Law” means any law, statute, ordinance, regulation, license, permit, authorization, approval, consent, order, judgment, decree, requirement or agreement of or with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety as it relates to Hazardous Substance exposure or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

“Environmental Permits” means all approvals, authorizations, consents, permits, licenses, registrations and certificates required by any applicable Environmental Law.

“Hazardous Substance” means any substance presently or as of the Closing Date listed, defined, designated, classified or regulated as hazardous, toxic, radioactive or dangerous or otherwise regulated under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component, and including, without limitation, any hazardous waste, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, petroleum or any derivative or by-product thereof, radon, radioactive material, mold, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“Release” means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of Hazardous Substances into the environment.

3.18. Information Technology; Security & Privacy. All material information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, used in or necessary to the conduct of the business of GETCO or any of its Subsidiaries (collectively, “GETCO IT Systems”) are in all material respects in good working condition to effectively perform the information technology operations necessary to conduct the business of GETCO or any of its Subsidiaries. Since January 1, 2010, neither GETCO nor any of its Subsidiaries has experienced any material disruption to, or material interruption in, its conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the GETCO IT Systems. GETCO and its Subsidiaries have taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of the business of GETCO and its Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of GETCO or any of its Subsidiaries.

3.19. Broker-Dealer Matters. (a) Each GETCO Subsidiary that is a broker-dealer (a “Broker-Dealer Subsidiary”) is duly registered under the Exchange Act as a broker-dealer with the SEC, and is in compliance in all material respects with the applicable provisions of the Exchange Act applicable to broker-dealers, in each case, except for any non-U.S. broker-dealer Subsidiaries (a “Foreign Broker-Dealer Subsidiary”). To the extent required, each Broker-Dealer Subsidiary is a member organization in good standing of any SRO and is in compliance in all material respects with all applicable rules and regulations of any such SRO of which it is a member or which otherwise has authority over it. Each Broker Dealer Subsidiary is duly registered, licensed or qualified as a broker-dealer under, and in compliance with, the Laws of all jurisdictions in which it is required to be so registered, licensed or qualified and each such registration, license or qualification is in full force and effect, except for any non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect on GETCO. There is no action or proceeding pending or, to GETCO’s knowledge, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications, except as would not, individually or in the aggregate, have a Material Adverse Effect on GETCO.

(b) None of GETCO or any of its Subsidiaries, nor any of their respective directors, officers, employees or “associated persons,” (i) is or has been ineligible to serve as a broker-dealer or an “associated person” of a broker-dealer under Section 15(b) of the Exchange Act, (ii) is subject to a “statutory disqualification” (as such terms are defined in the Exchange Act), (iii) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any of GETCO or its Subsidiaries as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (iv) there is no investigation pending or, to the knowledge of GETCO, threatened against GETCO or any of its Subsidiaries or any of its “associated persons,” whether formal or informal, that is reasonably likely to result in any such person being deemed ineligible as described in clause (i), subject to a statutory disqualification as described in clause (ii) or subject to a disqualification as described in clause (iii).

(c) Each Broker-Dealer Subsidiary is in compliance with all applicable regulatory net capital requirements and no distribution of cash is required to be made by any such Broker-Dealer Subsidiary that will result in it not being in compliance with applicable regulatory net capital requirements. Each Broker-Dealer Subsidiary is in compliance with all applicable regulatory requirements regarding the possession, control and safekeeping of customer funds, securities and other assets.

(d) For each Broker-Dealer Subsidiary other than a Foreign Broker-Dealer Subsidiary, GETCO has made available to Knight a true, correct and complete copy of each such Broker-Dealer Subsidiary’s Uniform Applications for Broker-Dealer Registration on Form BD filed since January 1, 2010, reflecting all amendments thereto filed with the Central Registration Depository of FINRA prior to the date of the Original Merger Agreement (a “Form

BD”) and a true, correct and complete copy of each other registration, report and material correspondence filed by each Broker-Dealer Subsidiary with any Governmental Entity or SRO since January 1, 2010 and will deliver or make available to Knight such forms, registrations, reports and correspondence as are filed from and after the date Original Merger Agreement and prior to the Closing. Each Form BD and each Broker-Dealer Subsidiary’s other registrations, forms, and other reports filed with any Governmental Entity or SRO since January 1, 2010 complied in all material respects at the time of filing with the applicable requirements of the Exchange Act and applicable Law.

(e) None of GETCO nor any of its Subsidiaries is required to be registered as a commodity trading advisor, commodity pool operator, futures commission merchant or futures or swaps introducing broker under any laws or regulations.

(f) GETCO has provided Knight with true, correct and complete copies as in effect as of the date of the Original Merger Agreement of (i) policies of GETCO and its Subsidiaries reasonably designed to avoid corruption, bribery, money laundering, political contributions or unlawful payments or gifts to government officials, (ii) personal securities trading policies of GETCO and its Subsidiaries, and (iii) codes of conduct and ethics of GETCO and its Subsidiaries.

(g) The conduct of the business of GETCO and its Subsidiaries, as presently conducted and as conducted at all times prior to the date of the Original Merger Agreement, does not require GETCO or any of its Subsidiaries or any of their respective officers or employees to be registered as an investment adviser under the Investment Advisers Act of 1940 or as an investment adviser or investment adviser representative or agent under the Laws of any Governmental Entity.

3.20. Material Interests of Certain Persons. No current or former officer or director of any of GETCO or its Subsidiaries, or Holder of GETCO or “associate” or member of the “immediate family” (as such terms are defined in Rule 12b-2 and Rule 16a-1 under the Exchange Act) of any such officer or director or Holder, has any material interest in any material property (whether real or personal, tangible or intangible) or contract used in or pertaining to the business of GETCO or any of its Subsidiaries.

3.21. Derivative Instruments and Transactions. GETCO and its Subsidiaries have not entered into any Derivative Transactions for their own account. All Derivative Transactions, entered into for the account of any customer: (i) were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time; (ii) are legal, valid and binding obligations of GETCO or its Subsidiaries, as applicable, and, to GETCO’s knowledge, each of the counterparties thereto; and (iii) are in full force and effect and enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exception). GETCO and its Subsidiaries and, to GETCO’s knowledge, the counterparties to all such Derivative Transactions have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To GETCO’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party pursuant to any such

Derivative Transactions. The financial position of GETCO and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in its books and records and the books and records of such Subsidiaries in accordance with GAAP consistently applied. For purposes of this Agreement, “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.22. Insurance. Subject to any settlements and commutations, as of the date of the Original Merger Agreement, all material insurance policies held by, or for the benefit of GETCO and its Subsidiaries are in full force and effect, are valid and enforceable and all premiums due thereunder have been paid. Since January 1, 2012, neither GETCO nor any of its Subsidiaries has received written notice of cancelation or termination, other than in connection with normal renewals, of any such insurance policies, and no claim or claims have been reported to an insurance provider and are pending as of the date of the Original Merger Agreement under any such insurance policy.

3.23. State Takeover Laws. The Board of Directors of GETCO has taken any actions required to be taken by it to render inapplicable to this Agreement and the transactions contemplated hereby any applicable “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law under any foreign, state or local law.

3.24. GETCO Information. The information relating to GETCO and its Subsidiaries that is provided in writing by GETCO or its representatives specifically for inclusion (i) in the Joint Proxy Statement will not contain any untrue statement of a material fact or omit to state a fact necessary to make the statements therein, in light of the circumstances in which they are made, not materially misleading and (ii) in any statement, filing, notice or application to any Governmental Entity in connection with the transactions contemplated by this Agreement will be true and complete in all material respects as of the date so furnished.

3.25. Broker’s and Other Fees. Except for Jefferies & Company, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), neither GETCO nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

3.26. Fairness Opinion. Prior to the execution of the Original Merger Agreement, GETCO has received a fairness opinion from Merrill Lynch, to the effect that, as of the date of the Original Merger Agreement, and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be received collectively by the holders of Blocker Units and GETCO Units is fair, from a financial point of view, to such holders. GETCO has provided Knight a true and correct copy of such fairness opinion.

3.27. Financing. Assuming the accuracy of the representations and warranties set forth in Article IV, and assuming no material breach by Knight of its obligations under Sections 6.1 and 6.2 or by Blocker of its obligations under Section 6.5, the amount of funds contemplated to be provided pursuant to the Commitment Letters (as defined below), if funded, together with cash and cash equivalents of GETCO, Knight and the Company available for application to the cash portion of the Merger Consideration and the Refinancing, are sufficient, to (i) consummate the Mergers and the Refinancing and any other repayment or refinancing of indebtedness contemplated by this Agreement or the Commitment Letter and (ii) satisfy all of the other payment obligations of GETCO contemplated hereunder and under the Commitment Letter and the Fee Letter. GETCO has delivered to Knight prior to the date of the Original Merger Agreement copies of a fully executed (i) debt commitment letter dated December 19, 2012 between Jefferies Finance LLC (“Jefferies Finance”) and GETCO (the “Debt Commitment Letter”), (ii) debt fee letter dated December 19, 2012 between Jefferies Finance and GETCO (the “Fee Letter” and, together with the Debt Commitment Letter, the “Debt Financing Letters”) and (iii) the equity commitment letter dated December 19, 2012 between GETCO and General Atlantic Partners 83, L.P. (the “Equity Commitment Letter”; together with the Debt Commitment Letter, the “Commitment Letters” and, together with the Debt Financing Letters, the “Financing Letters”), pursuant to the terms, but subject to the conditions, of which financial institutions party thereto, including Jefferies Finance (the “Lenders”), in the case of the Debt Commitment Letter, and General Atlantic Partners 83, L.P., in the case of the Equity Commitment Letter, have committed to provide the Company with financing in the amounts set forth therein for purposes of financing the transactions contemplated by this Agreement, paying related fees and expenses and completing the Refinancing (such debt financing, pursuant to the Debt Commitment Letter, as it may be modified, to the extent permitted by this Agreement, the “Debt Financing” and such equity financing pursuant to the Equity Commitment Letter, as it may be modified, to the extent permitted by this Agreement, the “Equity Financing” and, together with the Debt Financing, the “Financing”); provided, however, that, in the case of the Fee Letter, accurate and complete copies have been delivered to Knight with only the fee amounts, certain terms of “market flex” and the “Securities Demand” provisions redacted. The Financing Letters, in the form provided to Knight by GETCO, are in full force and effect and are legal, valid, binding and enforceable obligations of GETCO and, to the knowledge of GETCO, the other parties thereto in accordance with their respective terms and subject to the Bankruptcy and Equity Exception. As of the date of the Original Merger Agreement, the Financing Letters have not been withdrawn, terminated, repudiated, rescinded, amended or modified, in any respect, and no withdrawal, termination, repudiation, rescission, amendment or modification of the Financing Letters is contemplated. There are no conditions precedent or other contingencies relating to the obligation of any party to any of the Financing Letters to fund the full amount (or any portion) of the Financing other than as expressly set forth in the Financing Letters as in effect on the date of the Original Merger Agreement. GETCO has paid all fees and expenses required to be paid under the Financing Letters as of the date of the Original Merger Agreement. As of the date of the Original Merger Agreement, GETCO has no knowledge of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Commitment Letters inaccurate in any material respect or that would cause the Commitment Letters to be terminated or ineffective or, assuming satisfaction of the conditions precedent set forth in Section 8.1 and 8.3, that would reasonably be expected to cause any of the conditions precedent set forth therein not to be met. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by GETCO or any of its respective Affiliates or any other financing be a condition to any of GETCO’s obligations hereunder.

3.28. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of GETCO, any of its Subsidiaries or GETCO’s Affiliates makes any express or implied representation or warranty on behalf of GETCO, its Subsidiaries or its Affiliates, and each of GETCO, its Subsidiaries and GETCO’s Affiliates hereby disclaims any such representation or warranty whether by GETCO, its Subsidiaries or its Affiliates. As used in this Agreement, “Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person and “control,” with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means; provided, that with respect to Knight, the term “Affiliate” shall not include GETCO or any Subsidiary of GETCO or Blocker, and with respect to GETCO, the term “Affiliate” shall not include Knight or any Subsidiary of Knight.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF KNIGHT

Except (i) as disclosed in any of the SEC reports or documents publicly filed under Sections 13(a), 14(a) or 15(d) of the Exchange Act by Knight with the SEC on or after December 31, 2011 (the “Knight SEC Reports”) but prior to the date of the Original Merger Agreement (excluding (a) any disclosures set forth in any risk factor section or market risk section, and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such Knight SEC Reports to the extent they are cautionary, predictive or forward-looking in nature and (b) any exhibits or schedules appended thereto); or (ii) as disclosed in the disclosure schedule (the “Knight Disclosure Schedule”) delivered by Knight to GETCO and Blocker prior to the execution of the Original Merger Agreement (provided, however, that disclosure in any section of such schedule shall apply only to the corresponding Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement), Knight hereby represents and warrants to GETCO and Blocker as follows:

4.1. Corporate Organization. (a) Knight is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. Knight has the requisite power and authority to own or lease (or sublease) all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased (or subleased) by it makes such licensing or qualification necessary, except where the failure to have such power or authority, or to be so licensed or qualified, would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Knight.

(b) True, complete and correct copies (i) of the Articles of Incorporation of Knight (the “Knight Certificate”) and the Bylaws of Knight (the “Knight Bylaws”), (ii) the Articles of Incorporation of the Company and the Bylaws of the Company, (iii) the Articles of Incorporation of Merger Sub A and the Bylaws of Merger Sub A, (iv) the Certificate of Formation and the limited liability company agreement of Merger Sub B and (v) the Certificate of Formation and the limited liability company agreement of Merger Sub C, each as in effect as of the date of the Original Merger Agreement have previously been made available to GETCO.

(c) Each Subsidiary of Knight (i) that is a Material Subsidiary is duly incorporated or duly formed, as applicable to each such Subsidiary, (ii) that is a Material Subsidiary is validly existing, (iii) in jurisdictions where applicable, is in good standing under the laws of its jurisdiction of organization, (iv) has the requisite corporate or similar power and authority to own or lease or sublease all of its properties and assets and to carry on its business as it is now being conducted and (v) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased (or subleased) by it makes such licensing or qualification necessary, except in the case of clauses (iii), (iv) and (v), where the failure to be in such good standing, to have such power or authority, or to be so licensed or qualified, would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Knight. True, complete and correct copies of the certificates of incorporation, bylaws, certificates of formation, limited liability Knight agreements and/or similar governing documents of each Subsidiary of Knight as in effect as of the date of the Original Merger Agreement (the “Knight Subsidiary Governing Documents”) have been previously made available to GETCO. Each of the Company, Merger Sub A, Merger Sub B and Merger Sub C is a newly formed corporation and has engaged in no activities except as contemplated by this Agreement.

4.2. Capitalization. (a) The authorized capital stock of Knight consists of 500,000,000 shares of Knight Common Stock, 20,000,000 shares of Class B common stock (the “Class B Common Stock”) and 20,000,000 shares of preferred stock, of which as of November 30, 2012 the “Capitalization Date”), 182,923,461 shares of Knight Common Stock were issued and outstanding; no shares of Class B Common Stock were issued and outstanding, 272,741 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share, of Knight (the “Knight Series A-1 Preferred Stock”) were issued and outstanding; and no shares of Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share, of Knight (the “Knight Series A-2 Preferred Stock,” were issued and outstanding. As of the Capitalization Date, 72,696,636 shares of Knight Common Stock were held in Knight’s treasury. As of the Capitalization Date, there were outstanding (A) 2,503,588 Knight Stock Options, which if exercised in full would result in the issuance of 2,503,588 shares of Knight Common Stock, (B) 8,640,183 Knight RSUs outstanding under Knight Stock Plans, which if settled in full would result in the issuance of 8,640,183 shares of Knight Common Stock, (C) 6,799,728 additional shares of Knight Common Stock authorized for issuance under Knight Stock Plans, and (D) 181,827,424 shares of Knight Common Stock reserved for issuance upon conversion of the Knight Series A-1 Preferred Stock. Except as set forth in this Section 4.2(a), Knight does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Knight Common Stock, Knight Series A-1 Preferred Stock, Knight Series A-2 Preferred Stock, Voting Debt or any other equity securities of Knight or any securities representing the right to purchase or otherwise receive any shares of Knight Stock, Voting Debt or other equity securities of Knight. All of the issued and outstanding shares of Knight Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No shares of Knight Stock are held by any Subsidiary of Knight.

(b) There are no bonds, debentures, notes or other Indebtedness of Knight or any of its Subsidiaries (the “Knight Debt”) issued or outstanding that are Voting Debt. There are no contractual obligations of Knight or any of its Subsidiaries, (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Knight or its Subsidiaries or any equity security of Knight or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Knight or its Subsidiaries or (ii) pursuant to which Knight or any of its Subsidiaries is or could be required to register shares of the capital stock of Knight or any of its Subsidiaries or any other securities under the Securities Act. Set forth in Section 4.2(b) of the Knight Disclosure Schedule is a true, complete and correct list, as of the date of the Original Merger Agreement, of (x) all Knight Debt and (y) each Subsidiary (direct or indirect) of Knight and any joint ventures, formal partnerships or similar arrangements in which Knight or any of its Subsidiaries has a limited liability Knight, partnership or other equity interest (and the amount and percentage of any such interest). No entity in which Knight or any of its Subsidiaries owns, for its own account and not in connection with its business in the ordinary course (including, for the avoidance of doubt, market-making), directly or indirectly, less than a 50% equity interest is, individually or when taken together with all other such entities, material to the business of Knight and its Subsidiaries taken as a whole.

(c) (i) All of the issued and outstanding shares of capital stock or other equity ownership interests, including limited liability company interests, of each Subsidiary of Knight (including the Company, Merger Sub A, Merger Sub B and Merger Sub C) are owned by Knight or a wholly owned Subsidiary of Knight, directly or indirectly, free and clear of any Liens, other than Permitted Encumbrances or any Liens that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Knight and (ii) all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Knight has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Each share of Company Common Stock to be issued in the Mergers shall be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

4.3. Authority; No Violation. (a) Each of Knight, the Company, Merger Sub A, Merger Sub B and Merger Sub C (collectively, the “Knight Companies”) has full power and authority to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement and the Knight Merger by the stockholders of Knight (solely in the case of Knight), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of each of the Knight Companies. The Board of Directors of each of the Knight Companies has determined that this Agreement is advisable and in the best interests of its respective stockholders and has directed that this Agreement be submitted to its respective stockholders for approval and adoption and has adopted a resolution to the foregoing effect. Except for the approval and adoption of this Agreement and the Knight Merger by the affirmative vote of the holders of a majority of the outstanding Knight Common Stock (the “Knight Stockholder Approval”) no other proceedings on the part of the Knight Companies are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of the Knight Companies, and (assuming due authorization, execution and delivery by GETCO and Blocker) constitutes a valid and binding obligation of the Knight Companies, enforceable against each such party in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement by any of the Knight Companies nor the consummation by any of the Knight Companies of the transactions contemplated hereby, nor compliance by any of the Knight Companies with any of the terms or provisions of this Agreement, will (i) violate any provision of the Knight Certificate, Knight Bylaws or the Knight Subsidiary Governing Documents, or any provision of the organizational documents of the Company, Merger Sub A, Merger Sub B or Merger Sub C, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Knight, any of its Subsidiaries or any of their respective properties or assets, or any of the other Knight Companies, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Knight or any of its Subsidiaries (including the other Knight Companies), under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Permit, Contract, bylaw or other instrument or obligation to which Knight or any of its Subsidiaries (including the other Knight Companies) is a party or by which any of them or any of their respective properties or assets is bound, other than, in the case of clause (ii), any such violation, conflict, breach or loss, default, termination, right, acceleration or Lien that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Knight.

4.4. Governmental Consents and Approvals. Except for (a) the filing with the SEC of the Joint Proxy Statement and the S-4, (b) [reserved], (c) the filing of the Knight Certificate of Merger and the GETCO Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of FINRA, the NYSE and any SRO or other Governmental Entity set forth on Section 4.4 of the Knight Disclosure Schedule, (e) any notices or filings under the HSR Act and the expiration or early termination of the HSR Act waiting period applicable to the Knight Merger, (f) such filings and approvals of the NYSE to permit the shares of Company Common Stock to be listed on the NYSE, or (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of

Company Common Stock pursuant to this Agreement, no material consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Knight of the Knight Merger and the other transactions contemplated by this Agreement, and no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Knight of this Agreement. As of the date of the Original Merger Agreement, Knight knows of no reason why the Regulatory Approvals required to be obtained by Knight or its Subsidiaries should not be obtained on a timely basis.

4.5. Reports; Regulatory Matters. Knight and each of its Subsidiaries have filed (or furnished, as applicable) all Reports that they were required to file (or furnish, as applicable) since January 1, 2010 with (a) FINRA, (b) the SEC and (c) any other Governmental Entity, and all other Reports required to be filed (or furnished, as applicable) by them, including any Report required to be filed (or furnished, as applicable) pursuant to applicable Law, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Knight. Any such Report regarding Knight or any of its Subsidiaries filed with or otherwise submitted to any Governmental Entity, as of the date of its filing or submission, as applicable, complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by FINRA or any other Governmental Entity in the ordinary course of the business of Knight and its Subsidiaries, there is no pending proceeding before, or, to the knowledge of Knight, pending or threatened action (including proposed legislation, rulemaking or other changes in Law), examination or investigation by, any Governmental Entity into the business or operations of Knight or any of its Subsidiaries or any of the industries in which Knight or any of its Subsidiaries operates. As of the date of the Original Merger Agreement, to the knowledge of Knight, there is no pending or threatened investigation by any Governmental Entity arising out of or relating to the Trading Event.

4.6. Financial Statements. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Knight and its Subsidiaries included (or incorporated by reference) in Knight’s reports filed publicly with the SEC since January 1, 2009 (the “Knight Financial Statements”) (i) have been prepared from, and in accordance with, the books and records of Knight and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Knight and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments) and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved (except in the case of unaudited statements for the absence of footnotes and other presentations items), except, in each case, as indicated in such statements or in the notes thereto. Since January 1, 2009, the books and records of Knight and its Subsidiaries have been, and are being, maintained in a manner necessary to permit preparation of Knight’s financial statements in all material respects in accordance with GAAP and in accordance, in all materials respects, with any other applicable legal requirements. As of the date of the Original Merger Agreement, PricewaterhouseCoopers LLP has not resigned or been dismissed as independent public accountants of Knight as a result of or in connection with any disagreements with Knight on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (i) those liabilities and obligations that are fully reflected or reserved against on the June 30, 2012 consolidated balance sheet of Knight included in Knight Financial Statements; or (ii) liabilities and obligations incurred in the ordinary course of business since June 30, 2012 consistent with past practice, neither Knight nor any of its Subsidiaries has any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due) that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Knight. Neither Knight nor any of its Subsidiaries is a party to any “off-balance sheet arrangements” as defined in Item 303(a)(4) of Regulation S-K.

(c) Knight (x) maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) sufficient to provide reasonable assurance that material information relating to Knight, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Knight by others within those entities, and (y) since December 31, 2008, has disclosed to Knight’s outside auditors and the audit committee of Knight’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Knight’s ability to record, process, summarize and report financial information and (ii) to the knowledge of Knight, any fraud, whether or not material, that involves management or other employees who have a significant role in Knight’s internal controls over financial reporting.

(d) Since December 31, 2011, (i) neither Knight nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of Knight or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Knight or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Knight or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Knight or any of its Subsidiaries, whether or not employed by Knight or any of its Subsidiaries, has reported to the Board of Directors of Knight, any committee thereof or to any officer of Knight evidence of a material violation of securities laws, a breach of fiduciary duty or a similar violation by Knight or any of its officers, directors or employees.

4.7. Absence of Certain Changes or Events. (a) Since December 31, 2011, no event or events have occurred that have had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Knight.

(b) Since June 30, 2012, through and including the date of the Original Merger Agreement, Knight and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c) The pre-tax trading loss (the “Trading Loss”) sustained by Knight and its Subsidiaries on August 1, 2012, as disclosed by Knight in its Form 8-K dated August 2,

2012, was the result of a technology issue related to Knight’s installation of trading software and resulted in Knight sending for execution numerous erroneous orders in NYSE-listed and NYSE ARCA securities (the “Trading Event”). The Trading Loss was approximately $461.1 million and the Power Peg software code that caused the Trading Event has been removed from Knight’s (and any of its applicable Subsidiaries’) systems. There have been no similar malfunctions since August 1, 2012.

4.8. Legal Proceedings.

(a) There are no material pending actions, suits or proceedings (or, to Knight’s knowledge, threatened) against Knight or any of its Subsidiaries, or any of their respective properties, at law or in equity or before any Governmental Entity or arbitration panel. A list of all pending actions, suits or proceedings (or, to Knight’s knowledge, threatened) against Knight or any of its Subsidiaries relating to the Trading Event as of the date of the Original Merger Agreement is set forth on Section 4.8 of the Knight Disclosure Schedule.

(b) Neither Knight nor any of its Subsidiaries nor any of their respective assets is subject to any material outstanding order, writ, judgment, settlement agreement, injunction or decree, in each case, entered, issued or made by or with any Governmental Entity.

4.9. Taxes and Tax Returns. (a) All material Tax Returns required to be filed by or with respect to Knight or any of its Subsidiaries have been timely filed (taking into account any permitted exceptions) and prepared in accordance with applicable Law, and each such Tax Return is true, correct and complete in all material respects. Knight and each of its Subsidiaries has paid all material Taxes (whether or not shown on such Tax Returns) due and payable by it prior to Closing.

(b) All material Taxes or other amounts relating to the payment of Taxes that Knight or any of its Subsidiaries is or was required by Law to withhold or collect have been duly withheld or collected and have been paid over to the proper Governmental Entity or other Person. Knight and each of its Subsidiaries has complied, in all material respects, with all applicable Laws relating to the payment, collection, withholding and reporting of any amounts related to Taxes, including with respect to payments made to any employee, independent contractor, creditor, stockholder, partner or other third party.

(c) There are no Liens for material amounts of Taxes (other than Liens for Taxes not yet due and payable) upon any assets of Knight or any of its Subsidiaries.

(d) There is no Tax Proceeding pending or threatened in writing with respect to any material Taxes of Knight or any of its Subsidiaries. Neither Knight nor any of its Subsidiaries is presently under any examination or audit by any Taxing Authority. No material claim has been made in writing by a Taxing Authority in a jurisdiction where Knight or any of its Subsidiaries does not file Tax Returns to the effect that it is required to file Tax Returns in or may be subject to Tax by that jurisdiction. No extension or waiver of the period for assessment or collection of any Tax is currently in effect with respect to Knight or any of its Subsidiaries. Neither Knight nor any of its Subsidiaries has extended the time within which to file any material Tax Return, which Tax Return will not be filed prior to the Closing Date.

(e) Neither Knight nor any of its Subsidiaries is a party to, bound by or obligated under, any Tax Sharing Agreement. Neither Knight nor any of its Subsidiaries has any material liability for Taxes of any other Person under any applicable Law, as a transferee or successor, by contract or otherwise.

(f) Neither Knight nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity. Neither Knight nor any of its Subsidiaries has granted to any Person any power of attorney that will be in force after the Closing with respect to any Tax matter.

(g) Neither Knight nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that could reasonably be expected to prevent or impede the Mergers, taken together, from being treated as a transaction described in Section 351 of the Code or the Blocker Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.10. Employee Benefit Plans. (a) Section 4.10(a) of the Knight Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all bonus, stock option, stock purchase, stock appreciation right, restricted stock, incentive, stock-based, profit sharing, deferred compensation, retiree medical or life insurance, supplemental retirement, retirement, severance, termination, change in control, employment, consulting or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance or other contracts or agreements to which Knight or any Subsidiary of Knight is a party, with respect to which Knight or any Subsidiary of Knight has any current or future obligation or that are maintained, contributed to or sponsored by Knight or any Subsidiary of Knight, in each case, to or for the benefit of any current or former employee, officer, director or independent contractor of Knight or any Subsidiary of Knight (all such plans, programs, arrangements, contracts or agreements, collectively, the “Knight Benefit Plans”).

(b) As of the date of the Original Merger Agreement, Knight has delivered or made available to GETCO true, correct and complete copies of the following (as applicable): (i) the written document evidencing each Knight Benefit Plan (or, with respect to any such plan that does not have a written plan document, a summary of the material terms thereof), (ii) the annual report (Form 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to a Knight Benefit Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Knight Benefit Plan, (v) the most recent summary plan description, if any, for such Knight Benefit Plan set forth on Section 4.10(b) of the Knight Disclosure Schedule and all material modifications thereto, (vi) all material amendments, modifications or supplements to any Knight Benefit Plan, and (vii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a Knight Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to GETCO, there are no material amendments to any Knight Benefit Plans that have been adopted or approved nor has Knight or any of its Subsidiaries agreed to make any such amendments or to adopt or approve any new Knight Benefit Plans.

(c) Each Knight Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Knight Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(d) Section 4.10(d) of the Knight Disclosure Schedule identifies each Knight Benefit Plan that is intended to be a Qualified Plan. The IRS has issued a favorable determination or opinion letter with respect to each Qualified Plan and the related trust has not been revoked and, to the knowledge of Knight, there are no existing circumstances and no events have occurred that would reasonably be expected to result in a loss of the qualified status of any Qualified Plan or the related trust. No trust funding any Knight Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(e) No Knight Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has Knight or any of its Subsidiaries or Knight ERISA Affiliates maintained an employee benefit plan subject to Title IV of ERISA at any time during the six years prior to the date of the Original Merger Agreement. “Knight ERISA Affiliate” means a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included Knight, any predecessor to Knight or any of Knight’s past or present Subsidiaries.

(f) Except as set forth in Section 4.10(f) of the Knight Disclosure Schedule: (i) no Knight Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan; (ii) none of Knight and its Subsidiaries has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Knight and its Subsidiaries has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(g) Except as set forth in Section 4.10(g) of the Knight Disclosure Schedule, neither Knight nor any Subsidiary of Knight sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment health or medical, disability, life insurance or other welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar law.

(h) All contributions required to be made to any Knight Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Knight Benefit Plan, for any period through the date of the Original Merger Agreement, have been made or paid in full or, to the extent not required to be made or paid on or before the date of the Original Merger Agreement, have been fully reflected on the books and records of Knight, in all material respects, to the extent required by GAAP.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Mergers and the transactions contemplated hereby will (either alone or in conjunction with a subsequent termination of employment) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Knight or any Subsidiary of Knight, or result in any limitation on the right of Knight or any Subsidiary of Knight to amend, merge, terminate or receive a reversion of assets from any Knight Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Knight or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Knight Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code. Knight has made available to GETCO true, correct and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(j) Except as would not reasonably be expected to give rise to a material liability to Knight or any Subsidiary of Knight, there does not now exist, nor do any circumstances exist that could reasonably be expected to result in any Controlled Group Liability. Without limiting the generality of the foregoing, neither Knight nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(k) None of Knight and its Subsidiaries nor to Knight’s knowledge any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of Knight Benefit Plans or their related trusts, Knight, any of its Subsidiaries or any person that Knight or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) There are no pending or, to the knowledge of Knight, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted against Knight Benefit Plans, any fiduciaries thereof with respect to their duties to Knight Benefit Plans or the assets of any of the trusts under any of Knight Benefit Plans which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Knight or any of its Subsidiaries to the PBGC, the Department of Treasury, the Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a Knight Benefit Plan, or any other party.

(m) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Knight, all Knight Benefit Plans subject to the laws of any jurisdiction outside of the United States for the benefit of employees of Knight or any of its Subsidiaries residing outside of the United States (each, a “Knight Foreign Plan”): (i) have been maintained in material compliance with the applicable provisions of laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such Knight Foreign Plan, (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

4.11. Labor Matters. (a) There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of Knight or any of its Subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or threatened against or involving Knight or any of its Subsidiaries and there have not been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to Knight or any of its Subsidiaries at any time within five (5) years of the date of the Original Merger Agreement.

(b) Neither Knight nor any of its Subsidiaries is currently or at any time since January 1, 2010 has been a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of Knight and its Subsidiaries is in material compliance with all applicable state, federal and local Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Laws relating to discrimination, disability, labor relations, employee privacy, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and have not engaged in any unfair labor practices or similar prohibited practices. Except as would not reasonably be expected to result in any material liability to Knight or any of its Subsidiaries, there are no complaints, lawsuits, arbitrations, administrative proceedings or other proceedings of any nature pending or, to the knowledge of Knight, threatened against Knight or any of its Subsidiaries brought by any current or former employee or their eligible dependents or beneficiaries.

4.12. Compliance with Applicable Law.

(a) Since January 1, 2010, Knight and each of its Subsidiaries has complied with applicable Law (including the net capital requirements under the Exchange Act) in all material respects.

(b) (i) Knight and each of its Subsidiaries hold all material Permits for the lawful conduct of their respective businesses as currently conducted, (ii) all such Permits are valid and in full force and effect and (iii) since January 1, 2010, neither Knight nor any of its Subsidiaries has received written notice that the Governmental Entity or other Person issuing or authorizing any such Permit intends to terminate or refuse to renew or reissue any such Permit.

(c) Neither Knight nor any of its Subsidiaries nor, to Knight’s knowledge, any of their respective directors, officers, employees, or agents for or on behalf of Knight or its Subsidiaries (i) has made, authorized or offered or is making any illegal contributions, gifts, entertainment or payments of other expenses related to political activity, (ii) has made, authorized or offered or is making any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (v) has violated or is violating any provision of the Foreign Corrupt Practices Act or any other applicable Laws or any conventions to which Knight and its Subsidiaries is subject relating to corruption, bribery, money laundering, political contributions or gifts and gratuities, to public officials and private persons.

4.13. Certain Contracts. (a) Section 4.13(a) of the Knight Disclosure Schedule contains a complete and correct list of each of the following Contracts to which Knight or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, in each case, as of the date of the Original Merger Agreement:

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract with a customer of Knight or any of its Subsidiaries that is reasonably expected to provide for payments to Knight and its Subsidiaries from customers of Knight or its Subsidiaries in excess of $1,200,000 in 2012;

(iii) any Contract with a supplier of Knight or any of its Subsidiaries that is reasonably expected to provide for payments from Knight and its Subsidiaries to such supplier in excess of $1,200,000 in 2012;

(iv) (A) any lease, sublease or similar arrangement under which Knight or any of its Subsidiaries is the lessee or sublesse of, or holds or uses, any machinery, equipment or other tangible personal property owned by any third party for an annual rent in excess of $1,200,000 and (B) any lease, sublease or similar arrangement under which GETCO or any of its Subsidiaries is the lessee or sublessee of real property owned or leased by any third party for an annual rent in excess of $1,200,000;

(v) any Contract expressly prohibiting or restricting the ability of Knight or its Subsidiaries (or, following the Effective Time, the surviving entity and its affiliates) to conduct its business, to engage in any business, to solicit any potential customer, to operate in any geographical area or to compete with any Person;

(vi) any Contract that obligates Knight or any of its Subsidiaries (or following the Effective Time, the surviving entity and its affiliates) to conduct business on an exclusive basis with any third party, that contains “most favored nation” or similar covenants, or that contains non-competition or similar covenants;

(vii) any Contract that is material to Knight or any of its Subsidiaries for any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits, expenses or payments;

(viii) any Contract that provides for the formation, creation, operation, management or control of any equity interest in any entity or enterprise other than Knight’s Subsidiaries, that is material to Knight and its Subsidiaries;

(ix) any Contract relating to any Indebtedness of Knight or its Subsidiaries in excess of $5,000,000;

(x) any Contract under which any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of Knight or its Subsidiaries in excess of $5,000,000;

(xi) any Contract pursuant to which Knight or any of its Subsidiaries (A) licenses Knight Intellectual Property to any third Person or (B) licenses Intellectual Property from any third Person, in each case of (A) and (B), that is material to the business of Knight or any of its Subsidiaries (other than Contracts for commercially available, off-the-shelf software);

(xii) any Contract under which Knight or any of its Subsidiaries is obligated to pay any earn outs or other similar contingent purchase price obligations;

(xiii) any Contract relating to the acquisition or disposition of any assets or business for a purchase price in excess of $1,000,000 (whether by merger, sale of stock, sale of assets or otherwise) with any outstanding obligations as of the date of the Original Merger Agreement that are material to Knight or any of its Subsidiaries or contain any outstanding right of first refusal, right of first offer or similar right;

(xiv) any Contract pursuant to which Knight or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of Knight or any of its Subsidiaries (other than the organizational documents of Knight or its Subsidiaries); and

(xv) any material Contracts between Knight or any of its Subsidiaries, on the one hand, and any of Knight’s stockholders or their affiliates (other than Knight and its Subsidiaries), on the other hand, other than Contracts between or among Knight or any of its Subsidiaries, on the one hand, and any current or former employee of or consultant to Knight or any of its Subsidiaries, on the other hand, relating to the employment or consulting relationship between Knight or a Subsidiary of Knight and such current or former employee or consultant.

Each Contract of the type described in this Section 4.13(a), whether or not set forth in the Knight Disclosure Schedule, is referred to as a “Knight Contract.”

(b) Each Knight Contract is a valid and binding obligation of Knight or the Subsidiary that is party thereto and, to Knight’s knowledge, the other parties thereto,

enforceable against Knight and its Subsidiaries and, to Knight’s knowledge, the other parties thereto in accordance with its terms (in each case, subject to the Bankruptcy and Equity Exception). Neither Knight nor any of its Subsidiaries is, nor, to Knight’s knowledge, is any other party, in breach, default or violation (and no event has occurred or not occurred through Knight’s or any of its Subsidiaries’ action or inaction or, to Knight’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Knight Contract, except for breaches, defaults or violations that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Knight. There are no disputes pending or, to Knight’s knowledge, threatened with respect to any Knight Contract except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Knight.

4.14. Customers. Section 4.14 of the Knight Disclosure Schedule sets forth a complete and accurate list of the names of Knight Significant Customers as of the date of the Original Merger Agreement. For the purposes of this Agreement, “Knight Significant Customer” shall mean each of the customers of Knight that accounts for 10% or more of Knight’s revenues for each of the two most recent fiscal years.

4.15. Property.

(a) Knight or one of its Subsidiaries (i) has good and marketable title to all real property and assets reflected in the latest audited balance sheet included in Knight Financial Statements as being owned by Knight or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Knight Owned Properties”), free and clear of all Liens, except Permitted Encumbrances and (ii) is the lessee or sublessee of all leasehold or subleasehold estates (respectively) reflected in the latest audited financial statements included in such Knight Financial Statements or acquired after the date thereof (except for leases or subleases that have expired by their terms since the date thereof) (collectively with the Knight Owned Properties that are real property, and including all appurtenances and improvements thereto and fixtures thereon, the “Knight Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased or subleased thereunder, and each such lease or sublease is valid without default thereunder by the lessee or sublessee, or to Knight’s knowledge, the lessor or sublessor. Section 4.15 of the Knight Disclosure Schedule sets forth a true and complete list, as of the date of the Original Merger Agreement, of all Knight Real Property. Knight Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on Knight Real Property, taken as a whole, are in reasonable operating condition. There are no pending or, to Knight’s knowledge, threatened condemnation proceedings against Knight Real Property.

(b) Knight and its Subsidiaries own or lease/sublease and have good and valid title to, or have valid rights to use, all material properties and assets (real, personal or mixed, tangible or intangible) used in their businesses, in each case, free and clear of all Liens, other than Permitted Encumbrances. The material tangible property and tangible assets owned or leased by Knight or its Subsidiaries, taken as a whole, is in reasonable operating condition, ordinary wear and tear excepted.

4.16. Intellectual Property.

(a) To the knowledge of Knight, Knight and its Subsidiaries own or have the right pursuant to written Contracts to use all Intellectual Property that is material to the conduct of the business of GETCO and its Subsidiaries.

(b) Section 4.16(b) of the Knight Disclosure Schedule sets forth a true and complete list of all (i) currently registered and currently pending applications for registration of Intellectual Property filed by or in the name of Knight or any of its Subsidiaries in any jurisdiction, including for each item the jurisdiction, number and filing date. All of the rights of Knight and its applicable Subsidiaries in the Intellectual Property identified on Section 4.16(b) of the Knight Disclosure Schedule are, to the knowledge of Knight, valid and enforceable. Knight and its Subsidiaries have taken commercially reasonable actions to maintain and protect the Intellectual Property owned or purported to be owned by Knight or its Subsidiaries (the “Knight Intellectual Property”) and to protect the secrecy, confidentiality, and value of the trade secrets owned by Knight or its Subsidiaries, in each case that are material to the conduct of the business of Knight and its Subsidiaries. Knight exclusively owns all right, title and interest in and to the Knight Intellectual Property, free and clear of all Liens, other than Permitted Encumbrances.

(c) To the knowledge of Knight, the operation of the business of Knight and its Subsidiaries does not infringe upon or otherwise violate any Intellectual Property rights of others in any material respect.

(d) To the knowledge of Knight, no Person is infringing upon or otherwise violating any Knight Intellectual Property in any material respect.

(e) There are no unresolved claims pending or, to the knowledge of Knight, threatened (i) alleging that Knight or any of its Subsidiaries infringes, misappropriates or otherwise violates Intellectual Property rights of any third Person in any material respect or (ii) opposing or attempting to cancel any rights of Knight or any of its Subsidiaries in or to any material Intellectual Property. The consummation of the Mergers would not reasonably be expected to result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, Knight’s or any of its Subsidiaries’ right to own, use, hold for use, or otherwise exploit any Intellectual Property material to the conduct of the business of Knight and its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Knight.

(f) Knight and each of its Subsidiaries has secured from each of its employees and contractors, as applicable, valid and binding assignments of all Intellectual Property rights developed by such employee or contractor that comprise any of the Intellectual Property owned or purported to be owned by Knight or its Subsidiaries.

4.17. Environmental Laws and Regulations.

(a) The operations of Knight and its Subsidiaries comply in all material respects with all applicable Environmental Laws. Knight and its Subsidiaries have obtained all material Environmental Permits necessary for the operation of their respective businesses as presently conducted, and all such Environmental Permits are in good standing. Neither Knight nor any of its Subsidiaries is subject to any proceeding, written order or written claim or, to Knight’s knowledge, any ongoing investigation, by any Person against Knight regarding any alleged violation of or liability arising under any Environmental Law. Neither Knight nor any of its Subsidiaries is subject to any material ongoing obligations pursuant to an outstanding order, judgment, decree or settlement with respect to any alleged violation of or liability under any Environmental Law.

(b) (i) There have been no Releases by Knight or any of its Subsidiaries of any Hazardous Substances into, on or under or from any Knight Real Property, and (ii) Knight has not been notified in writing of potential liability for any Releases by or arranged for by Knight or any of its Subsidiaries of any Hazardous Substances into, on, under or from any other properties, including landfills in which Hazardous Substances have been Released or properties on or under or from which Knight or any of its Subsidiaries has performed services, except, in the case of either (i) or (ii), for any such Releases that would not reasonably be expected to result in any material liability to Knight. Neither Knight nor any of its Subsidiaries has received notice of, or, to Knight’s knowledge, is subject to any proceeding under any Environmental Law with respect to any facility to which it has sent any Hazardous Substance for re-use, recycling, reclamation, treatment, storage or disposal, except for such notices or proceedings that would not result in a material obligation or liability of Knight. Knight has filed all notices required to be filed under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance into the environment at any Knight Real Property, except for the filing of notices relating to matters that would not reasonably be expected to be material to Knight.

(c) Neither Knight nor any of its Subsidiaries has received any written notification from any Governmental Entity of any alleged Release from any real property securing any Knight Loan (“Mortgaged Property”), in violation of, or as would result in a material liability under, applicable Environmental Law, other than a release (i) with respect to which (A) such Governmental Entity has provided written notice to Knight or any of its Subsidiaries that it has been remediated to the satisfaction of such Governmental Entity or (B) the required remedial action is being undertaken by the related Obligor or (ii) that would not reasonably be expected to be material to Knight.

4.18. Information Technology; Security & Privacy. All material information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, used in or necessary to the conduct of the business of Knight or any of its Subsidiaries (collectively, “Knight IT Systems”) are in all material respects in good working condition to effectively perform the information technology operations necessary to conduct the business of Knight or any of its Subsidiaries. Since January 1, 2010, neither Knight nor any of its Subsidiaries has experienced any material disruption to, or material interruption in, its conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the Knight IT Systems. Knight and its Subsidiaries have taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of the business of Knight and its Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of Knight or any of its Subsidiaries.

4.19. Broker-Dealer Matters.

(a) Each Knight Subsidiary that is a Broker-Dealer Subsidiary is duly registered under the Exchange Act as a broker-dealer with the SEC, and is in compliance in all material respects with the applicable provisions of the Exchange Act applicable to broker-dealers. Each Broker-Dealer Subsidiary is a member organization in good standing of FINRA and any other required SRO and is in compliance in all material respects with all applicable rules and regulations of FINRA and any such SRO of which it is a member or which otherwise has authority over it. Each Broker-Dealer Subsidiary is duly registered, licensed or qualified as a broker-dealer under, and in compliance with, the Laws of all jurisdictions in which it is required to be so registered, licensed or qualified and each such registration, license or qualification is in full force and effect, except for any non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect on Knight. There is no action or proceeding pending or, to Knight’s knowledge, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications, except as would not, individually or in the aggregate, have a Material Adverse Effect on Knight.

(b) None of Knight or any of its Subsidiaries, nor any of their respective directors, officers, employees or “associated persons,” (i) is or has been ineligible to serve as a broker-dealer or an “associated person” of a broker-dealer under Section 15(b) of the Exchange Act, (ii) is subject to a “statutory disqualification” (as such terms are defined in the Exchange Act), (iii) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any of Knight or its Subsidiaries as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (iv) there is no investigation pending or, to the knowledge of Knight, threatened against Knight or any of its Subsidiaries or any of its “associated persons,” whether formal or informal, that is reasonably likely to result in any such person being deemed ineligible as described in clause (i), subject to a statutory disqualification as described in clause (ii) or subject to a disqualification as described in clause (iii).

(c) Each Broker-Dealer Subsidiary is in compliance with all applicable regulatory net capital requirements and no distribution of cash is required to be made by any such Broker-Dealer Subsidiary that will result in it not being in compliance with applicable regulatory net capital requirements. Each Broker-Dealer Subsidiary is in compliance with all applicable regulatory requirements regarding the possession, control and safekeeping of customer funds, securities and other assets.

(d) Knight has made available to GETCO a true, correct and complete copy of each Broker-Dealer Subsidiary’s Form BD filed since January 1, 2008, reflecting all amendments thereto filed with the Central Registration Depository of FINRA prior to the date of the Original Merger Agreement and a true, correct and complete copy of each other registration, report and material correspondence filed by each Broker-Dealer Subsidiary with any

Governmental Entity or SRO since January 1, 2008 and will deliver or make available to GETCO such forms, registrations, reports and correspondence as are filed from and after the date of the Original Merger Agreement and prior to the Closing. Each Form BD and each Broker-Dealer Subsidiary’s other registrations, forms, and other reports filed with any Governmental Entity or SRO since January 1, 2008 complied in all material respects at the time of filing with the applicable requirements of the Exchange Act and applicable Law.

(e) None of Knight nor any of its Subsidiaries is required to be registered as a commodity trading advisor, commodity pool operator, futures commission merchant or futures or swaps introducing broker under any laws or regulations.

(f) Knight has provided GETCO with true, correct and complete copies as in effect as of the date of the Original Merger Agreement of (i) policies of Knight and its Subsidiaries reasonably designed to avoid corruption, bribery, money laundering, political contributions or unlawful payments or gifts to government officials, (ii) personal securities trading policies of Knight and its Subsidiaries, and (iii) codes of conduct and ethics of Knight and its Subsidiaries.

(g) The conduct of the business of Knight and its Subsidiaries, as presently conducted and as conducted at all times prior to the date of the Original Merger Agreement, does not require Knight or any of its Subsidiaries or any of their respective officers or employees to be registered as an investment adviser under the Investment Advisers Act of 1940 or as an investment adviser or investment adviser representative or agent under the Laws of any Governmental Entity or with any SRO.

4.20. Material Interests of Certain Persons. No current or former officer or director of any of Knight or its Subsidiaries, or stockholder of Knight or “associate” or member of the “immediate family” (as such terms are defined in Rule 12b-2 and Rule 16a-1 under the Exchange Act) of any such officer or director or stockholder, has any material interest in any material property (whether real or personal, tangible or intangible) or contract used in or pertaining to the business of Knight or any of its Subsidiaries.

4.21. Derivative Instruments and Transactions. Knight and its Subsidiaries have not entered into any Derivative Transactions for their own account. All Derivative Transactions, entered into for the account of any customer: (i) were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time; (ii) are legal, valid and binding obligations of Knight or its Subsidiaries, as applicable, and, to Knight’s knowledge, each of the counterparties thereto; and (iii) are in full force and effect and enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exception). Knight and its Subsidiaries and, to Knight’s knowledge, the counterparties to all such Derivative Transactions have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To Knight’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of Knight and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in its books and records and the books and records of such Subsidiaries in accordance with GAAP consistently applied.

4.22. Insurance. Subject to any settlements and commutations, as of the date of the Original Merger Agreement, all material insurance policies held by, or for the benefit of Knight and its Subsidiaries are in full force and effect, are valid and enforceable and all premiums due thereunder have been paid. Since January 1, 2012, neither Knight nor any of its Subsidiaries has received written notice of cancelation or termination, other than in connection with normal renewals, of any such insurance policies, and no claim or claims have been reported to an insurance provider and are pending as of the date of the Original Merger Agreement under any such insurance policy.

4.23. Mortgage Business.

(a) As of the date Original Merger Agreement, Knight MORTGAGE SUB (“KMS”) is an approved seller/servicer in good standing with the Government National Mortgage Association (“Ginnie Mae”) and the United States Department of Housing and Urban Development (“HUD”), is duly qualified, licensed, registered and otherwise authorized under all Applicable Law, and, if applicable, meets the minimum capital requirements set forth by the Office of the Comptroller of the Currency. As of the date of the Original Merger Agreement, KMS has not received any notice or other written communication from Ginnie Mae or HUD of any pending or threatened adverse change to its good standing with Ginnie Mae or HUD.

(b) Section 4.23 of the Knight Disclosure Schedule lists all warehouse lines of credit (the “Warehouse Lines”) to which KMS is a party with non-affiliates as of the date of the Original Merger Agreement. As of the date of the Original Merger Agreement, (i) KMS has not received any notice from any creditor thereunder that a default or event of default exists; (ii) no waiver, amendments or modifications to the Warehouse Lines since November 30, 2012 have been validly executed and are now existing other than waivers, amendments or modifications entered into in the ordinary course consistent with past practice; and (iii) KMS is able to borrow funds pursuant to the terms set forth in the Warehouse Lines.

(c) As of the date of the Original Merger Agreement, all home equity conversion loans originated by KMS are insured by the Federal Housing Administration (“FHA”) other than certain loans with an aggregate outstanding principal balance of not more than $10,000,000. Each home equity conversion loan originated by KMS is originated in accordance with the guidelines set forth by the FHA, as described in the FHA Handbook 4235.1 Rev-1, Home Equity Conversion Mortgages, as amended or modified by mortgagee letters issued from time to time by the FHA except as would not, individually or in the aggregate, have a Material Adverse Effect on Knight.

(d) As of the date of the Original Merger Agreement, there is no pending or, to the Knowledge of Knight, threatened, cancelation or reduction of any mortgage sale agreement relating to a mortgage with an outstanding principal balance of $1,000,000 or more (“Loan Sale Agreement”), to which Knight or any Subsidiary of Knight is a party and the obligations of Knight or such Subsidiary under each such Loan Sale Agreement are being performed by Knight or such Subsidiary and, to the Knowledge of Knight as of the date of the

Original Merger Agreement, the counterparties to each Loan Sale Agreement in accordance with its terms, in each case in all material respects. There is no material breach by Knight or any Subsidiary of Knight under any Loan Sale Agreement and as of the date of the Original Merger Agreement no third party has exercised or, to the Knowledge of Knight, is threatening in writing to exercise its contractual right to require Knight or any Subsidiary of Knight to repurchase any loan that was originated, closed and/or funded by Knight or any Subsidiary of Knight (a “Knight Loan”) from such third party due to a breach of a representation, warranty or covenant by Knight or any Subsidiary of Knight under a Loan Sale Agreement other than any repurchases that occurred prior to September 30, 2012.

(e) As of the date of the Original Merger Agreement, no Knight Loan has been held for sale or investment by KMS for a period of time after the date of funding that is outside the requirements of any applicable Warehouse Line, except as would not, individually or in the aggregate, have a Material Adverse Effect on Knight.

(f) No Knight Loan held for investment by KMS and not included in a Ginnie Mae pool with an outstanding principal balance of $1,000,000 or more is (x) past due with respect to any scheduled payment of principal or interest for a period of time that is outside the requirements of any applicable Warehouse Line, (y) in foreclosure or (z) subject to bankruptcy proceedings commenced by or in respect of the borrower.

(g) Each Knight Loan was underwritten and originated, and the loan documents and loan files maintained by Knight or a Subsidiary of Knight with respect thereto are being maintained by Knight or such Subsidiary in compliance with all applicable Laws except as would not, individually or in the aggregate, have a Material Adverse Effect on Knight. The Knight Loans serviced by Knight or a Subsidiary of Knight are so serviced in accordance with Applicable Laws and with the requirements of any Loan Sale Agreement, except as would not, individually or in the aggregate, have a Material Adverse Effect on Knight.

4.24. State Takeover Laws. The Board of Directors of Knight has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other applicable “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law under any foreign, state or local law. A true and correct copy of all resolutions (redacted as necessary) passed by the Board of Directors of Knight relating to GETCO pursuant to Section 203 of the DGCL have been provided to GETCO.

4.25. Knight Information. The information relating to Knight and its Subsidiaries that is provided in writing by Knight or its representatives (i) specifically for inclusion in the Joint Proxy Statement will not contain any untrue statement of a material fact or omit to state a fact necessary to make the statements therein, in light of the circumstances in which they are made, not materially misleading and (ii) for inclusion in any statement, filing, notice or application to any Governmental Entity in connection with the transactions contemplated by this Agreement will be true and complete in all material respects as of the date so furnished.

4.26. Broker’s and Other Fees. Except for Sandler O’Neill + Partners, L.P., neither Knight nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

4.27. Fairness Opinion. Prior to the execution of the Original Merger Agreement, Knight has received a fairness opinion from Sandler O’Neill + Partners, L.P., providing that as of the date of the Original Merger Agreement the consideration to be provided to the shareholders of Knight Common Stock (other than Jefferies & Company, Inc. and its Affiliates and GETCO and its Affiliates) is fair, from a financial point of view, to such shareholders. Knight has provided GETCO a true and correct copy of such fairness opinion.

4.28. Reserved.

4.29. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of Knight, any of its Subsidiaries or Knight’s Affiliates makes any express or implied representation or warranty on behalf of Knight, its Subsidiaries or its Affiliates, and each of Knight, its Subsidiaries and Knight’s Affiliates hereby disclaims any such representation or warranty whether by Knight, its Subsidiaries or its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BLOCKER

Except as disclosed in the disclosure schedule (the “Blocker Disclosure Schedule”) delivered by Blocker to GETCO and Knight prior to the execution of this Agreement (provided, however, that disclosure in any section of such schedule shall apply only to the corresponding Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement), Blocker hereby represents and warrants to GETCO and to Knight as follows:

5.1. Corporate Organization. Blocker is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. True, complete and correct copies of the Certificate of Formation of Blocker (the “Blocker Certificate”) and the Limited Liability Company Agreement of Blocker (the “Blocker Operating Agreement”) as in effect as of the date of the Original Merger Agreement and as of the Closing have previously been made available to Knight and to GETCO. There are no other organizational or governance documents or agreements of Blocker or otherwise relating to the rights, preferences, duties and obligations of the holder of equity interests of Blocker, except as set forth on Section 5.5 of the Blocker Disclosure Schedule.

5.2. Authority and Enforceability. Blocker has full power and authority to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement and the Mergers by the holders of equity interests of Blocker, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action of Blocker. No other proceedings on the part of Blocker are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Blocker and (assuming due authorization, execution and delivery by the Company, Knight, GETCO, Merger Sub A, Merger Sub B and Merger Sub C) constitutes a valid and binding obligation of Blocker, enforceable against Blocker in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exception).

5.3. No Conflict. Neither the execution and delivery of this Agreement by Blocker nor the consummation by Blocker of the transactions contemplated hereby, nor compliance by Blocker with any of the terms or provisions of this Agreement, will (i) violate any provision of the Blocker Certificate or the Blocker Operating Agreement or (ii) assuming that the consents, approvals and filings referred to in Section 5.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Blocker or any of its respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Blocker under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Permit, Contract, bylaw or other instrument or obligation to which Blocker is a party or by which any of them or any of its respective properties or assets is bound, other than, in the case of clause (ii), any such violation, conflict, breach or loss, default, termination, right, acceleration or Lien that would not, individually or in the aggregate, prevent or materially impair, or reasonably be expected to prevent or materially impair Blocker’s ability to timely consummate the transactions contemplated by this Agreement.

5.4. Consents. No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or any third party is required by Blocker in connection with the execution, delivery and performance of any Transaction Agreement to which Blocker is a party, except for (a) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws, (b) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as are set forth in Section 5.4 of the Blocker Disclosure Schedule and (c) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings the failure to obtain or make would not prevent or materially impair, or reasonably be expected to prevent or materially impair Blocker’s ability to timely consummate the transactions contemplated by this Agreement.

5.5. Entities.

(a) Schedule 5.5(a) of the Blocker Disclosure Schedule sets forth a true and complete list of the authorized, issued and outstanding equity interests of Blocker. All of the issued and outstanding equity interests are duly authorized and validly issued and are not subject to preemptive rights created by statute, the organizational documents of Blocker, or any agreement to which Blocker is a party or by which it is bound. All of the issued and outstanding Units of Blocker are held by the Persons with the domicile addresses and in the percentage amounts set forth on Schedule 5.5(a) of the Blocker Disclosure Schedule. Blocker does not have any outstanding equity interests that constitute unvested restricted stock or that are otherwise subject to a repurchase or redemption right. Except as set forth in Section 5.5(a) of the Blocker Disclosure Schedule, Blocker has no other capital stock or equity interests authorized, issued or outstanding. There are no declared or accrued but unpaid dividends or distributions with respect to any of Blocker’s equity interests.

(b) All outstanding equity interests of Blocker have been issued in compliance with all applicable securities laws and were issued or transferred in accordance with any right of first refusal or similar right or limitation applicable thereto, including those in Blocker’s organizational documents.

(c) Blocker has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person.

(d) There are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which Blocker is a party or by which Blocker is bound obligating Blocker to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any equity or voting interests of Blocker.

(e) Blocker does not have and has never had any subsidiaries and does not otherwise own and has never otherwise owned any shares of capital stock or any interest in or control of, and has no obligation to make any debt or equity investment in or contribution to, directly or indirectly, any other Person (other than the GETCO Units set forth opposite Blocker’s name on Schedule 5.5(h) of the Blocker Disclosure Schedule).

(f) Blocker was formed solely for the purpose of holding its equity interest in GETCO and has not conducted any operations other than in connection with obtaining and holding its equity interest in GETCO or in connection with the transactions contemplated by this Agreement.

(g) Except as set forth on Section 5.5(g) of the Blocker Disclosure Schedule, Blocker has no Liabilities, and as of the Closing shall have no Liabilities. The sole asset of Blocker is its GETCO Units set forth opposite Blocker’s name on Schedule 5.5(h) of the Blocker Disclosure Schedule.

(h) Schedule 5.5(h) of the Blocker Disclosure Schedule sets forth the record and beneficial ownership of Blocker’s equity interest in GETCO. As of immediately prior to the Closing, Blocker will have good and valid title to all such equity interests, free and clear of all Liens.

(i) There is no action, suit, claim, litigation, arbitration, investigation, audit or proceeding of any nature pending, or to the Knowledge of Blocker, threatened, against Blocker or any of Blocker’s officers or directors (in their capacities as officers and directors of Blocker) by or before any Governmental Entity.

5.6. Tax Matters.

(a) Blocker has been treated as an association taxable as a corporation for U.S. federal income tax purposes at all times since its formation.

(b) For all taxable periods (or portions thereof) beginning on or after the date of its formation, Blocker (i) has timely filed all material Tax Returns required to be filed in a manner consistent with the Schedule K-ls it has received from GETCO and paid all Taxes due in respect of income and gains of GETCO allocated to Blocker as shown on such Schedule K-1s, and (ii) has not realized for Tax purposes any income or gains other than any income or gain allocated by GETCO or otherwise through GETCO.

(c) Blocker has no liability for the Taxes of any other Person under Treasury Regulation §1.1502 -6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by Contract, by operation of law or otherwise. Blocker is not a party to, bound by or obligated under, any Tax Sharing Agreement.

(d) No audit or other examination of any Tax Return of Blocker is presently in progress, nor has Blocker been notified in writing of any request for such an audit or other examination. Blocker has not executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(e) Blocker has not taken or agreed to take any action or knows of any fact that could reasonably be expected to prevent or impede the Mergers, taken together, from being treated as a transaction described in Section 351 of the Code or the Blocker Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.7. Brokers’ and Finders’ Fees. Except as set forth on Section 5.7 of the Blocker Disclosure Schedule, Blocker has not incurred any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement, nor will any other party hereto incur any such liability based on arrangements made by Blocker.

5.8. State Takeover Laws. The Board of Directors of Blocker has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other applicable “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law under any foreign, state or local law.

5.9. Blocker Information. The information relating to Blocker that is provided in writing by Blocker or its representatives (i) specifically for inclusion in the Joint Proxy Statement will not contain any untrue statement of a material fact or omit to state a fact necessary to make the statements therein, in light of the circumstances in which they are made, not materially misleading and (ii) for inclusion in any statement, filing, notice or application to any Governmental Entity in connection with the transactions contemplated by this Agreement will be true and complete in all material respects as of the date so furnished.

5.10. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of Blocker or Blocker’s Affiliates makes any express or implied representation or warranty on behalf of Blocker or its Affiliates, and each of Blocker and its Affiliates hereby disclaims any such representation or warranty whether by Blocker or its Affiliates.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1. Conduct of Business Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement, with the prior written consent of the other party, as set forth in Section 6.2 of the GETCO Disclosure Schedule or the Knight Disclosure Schedule (as applicable) or as otherwise required by applicable Law, during the period from the date of the Original Merger Agreement to the Effective Time, each of Knight and GETCO shall, and shall cause each of its respective Subsidiaries to, subject to the limitations set forth in Section 6.2, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to (i) maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, (ii) maintain and keep material property and assets consistent with past practices, (iii) maintain in effect all material Permits consistent with past practices and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company, GETCO, Knight, Merger Sub A, Merger Sub B, Merger Sub C or any of their respective Subsidiaries, as applicable, to timely obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby. During the period from the date of the Original Merger Agreement to the Effective Time, Knight and GETCO each agree to use reasonable best efforts to manage capital consistent with current practice (including at the parent company level).

6.2. Forbearances. During the period from the date of the Original Merger Agreement to the Effective Time, except as set forth in Section 6.2 of the GETCO Disclosure Schedule or the Knight Disclosure Schedule, as applicable, as expressly contemplated or permitted by this Agreement, or as otherwise required by applicable Law, each of GETCO and Knight shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the other party (which consent shall not be unreasonably withheld, denied, conditioned or delayed):

(a) sell, lease, license, mortgage, encumber, transfer, convey, assign, or otherwise dispose of any of its material rights, properties or assets, tangible or intangible, other than in the ordinary course of business consistent with past practice to third parties who are not Affiliates;

(b) (i) incur, assume or guarantee any Indebtedness, (ii) cancel or waive any claims under any material Indebtedness or amend or modify adversely to it in any material respect the terms relating to any such Indebtedness, (iii) other than in the ordinary course of business consistent with past practice, assume, guarantee, endorse or otherwise as an accommodation become responsible for obligations of any Person, or (iv) other than in the ordinary course of business consistent with past practice make any material loans or advances;

(c) (i) adjust, split, combine or reclassify any capital stock, unit or other equity interest, (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest or make, declare or pay any dividend or distribution (except for (x) dividends paid in the ordinary course of business by any direct or indirect wholly owned Subsidiary to it or any other direct or indirect wholly owned Subsidiary and (y) the Permitted Distributions set forth in Section 6.3) or make any other distribution on any shares of its capital stock or other equity interest or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interest, (iii) grant any options, stock appreciation rights, restricted stock units or other equity-based compensation or grant to any individual, corporation or other entity any right to acquire any shares of its capital stock or equity interests, other than in the ordinary course of business as specifically described in the GETCO Disclosure Schedule or the Knight Disclosure Schedule, as applicable, (iv) issue or commit to issue any additional shares of capital stock or other equity interest other than pursuant to the exercise or settlement of Knight Stock Options or conversion of shares of the Knight Series A-1 Preferred Stock or Knight Series A-2 Preferred Stock or upon the vesting of Class E Units of GETCO, in each case that are outstanding as of the date of the Original Merger Agreement or that are issued following the date of the Original Merger Agreement in compliance with this Agreement or sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any Subsidiary or (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(d) except as required under applicable Law or the terms of any GETCO Benefit Plan or Knight Benefit Plan, as applicable, existing as of the date of the Original Merger Agreement (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (ii) amend (or alter a prior interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (iii) increase in any manner the compensation or benefits payable to any current or former employee, officer, director or consultant (other than any annual salary or wage increases in the ordinary course of business consistent with past practice of not more than 5% in the aggregate per annum), (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than in the ordinary course of business as specifically described in the GETCO Disclosure Schedule or the Knight Disclosure Schedule, as applicable, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer, employee, independent contractor or consultant other than for cause, or (ix) hire any officer, employee, independent contractor or consultant who has target annual compensation greater than $700,000;

(e) other than immaterial acquisitions of assets for cash in the ordinary course of business consistent with past practice, (i) acquire (by merger, consolidation, purchase of assets or equity interests or otherwise) any businesses, assets, properties or interests in any other Person or (ii) merge or consolidate with any Person;

(f) make any capital expenditure requiring payments in excess of $10 million individually or $25 million in the aggregate;

(g) make any material investment either by purchase of stock or securities or contributions to capital in excess of $25 million (other than in a wholly owned Subsidiary);

(h) (i) enter into any new line of business or (ii) except as required by applicable Law or the regulations or policies imposed on it by a Governmental Entity, change any material policy established by its Board of Directors or executive officers that generally applies to its operations;

(i) amend its charter, bylaws, certificate of formation, limited liability company agreement or other comparable organizational documents, or otherwise take any action to exempt any person from any provision of such documents;

(j) (i) terminate or amend or otherwise modify in any material respect other than in the ordinary course of business or knowingly violate in any material respect the terms of, any GETCO Contract or Knight Contract, as applicable, or (ii) enter into any new agreements or contracts or other binding obligations other than in the ordinary course of business or that if in existence as of the date of the Original Merger Agreement would be a GETCO Contract pursuant to Sections 3.13(a)(v) or 3.13(a)(vi) or Knight Contract pursuant to Sections 4.13(a)(v) or 4.13(a)(vi);

(k) settle or compromise any litigation, action or proceeding with a Governmental Entity, shareholder or unit holders;

(l) commence, settle or compromise any litigation, action or proceeding with any Person other than a Governmental Entity, shareholder or unit holders except for (i) settlements involving only monetary remedies with a value not in excess of $5,000,000 with respect to any individual litigation, action or proceeding or $15,000,000 in the aggregate and (ii) the commencement of any litigation, action or proceeding in the ordinary course of business consistent with past practice;

(m) other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

(n) amend in a manner that adversely impacts the ability to conduct its business, terminate or allow to lapse any material Permit;

(o) (i) cancel, abandon or allow to lapse any material Intellectual Property other than in the ordinary course of business consistent with past practice, or (ii) disclose to any third party any trade secret other than in the ordinary course of business consistent with past practice;

(p) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(q) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(r) intentionally take any action that is intended to result in any of the conditions to the Mergers set forth in Article VIII not being satisfied;

(s) (i) make, change or revoke any material Tax election, (ii) change any material method of Tax accounting or any annual Tax accounting period, (iii) enter into any closing agreement, (iv) settle or compromise any material liability for Taxes, (v) file any material amended Tax Return, or (vi) surrender any right or claim to a material refund of Taxes, in each case except (A) in the ordinary course of business and consistent with past practice, or (B) as would not have an adverse effect on it or its Subsidiaries (or, following the closing, on the Company) that is material; or

(t) agree to take, or make any commitment to take, any of the actions prohibited by this Section 6.2.

6.3. Permitted Distributions. As used in this Agreement, “Permitted Distributions” means, in the case of Knight, regular quarterly cash dividends to holders of the Knight Series A-1 Preferred Stock and the Knight Series A-2 Preferred Stock, and, in the case of GETCO, any tax distributions required to be paid pursuant to the Limited Liability Company Agreement of GETCO.

6.4. Control of Operations. Nothing contained in this Agreement shall give Knight or GETCO (or Blocker), directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time.

6.5. Certain Covenants of Blocker.

(a) During the period from the date of the Original Merger Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, or as otherwise required by applicable Law, Blocker (a) shall conduct its business in the ordinary course in all material respects and (b) shall not, without the prior written consent of each of GETCO and Knight, take any action that (i) is intended to or would reasonably be expected to adversely affect or materially delay the ability of Blocker, the Company, GETCO, Knight, Merger Sub A, Merger Sub B, Merger Sub C or any of their respective Subsidiaries, as applicable, to timely obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or (ii) would or would reasonably be expected to cause any of the representations and warranties of Blocker set forth in Article V to be untrue or incorrect as of the Closing (except with respect to any such representations and warranties that speak as of a specific date, in which case, as of such date). Notwithstanding the foregoing, Blocker shall be permitted to (i) accrue interest on, and pay the principal and accrued interest on, any debt owed to the Blocker Shareholder, (ii) respond to any notice from any Taxing Authority (including granting powers of attorney to tax advisors in connection with any communication or discussion with any Taxing Authority) and conduct any Tax Proceeding with any Taxing Authority, (iii) pay Taxes and incur liabilities for Taxes in the ordinary course of business consistent with past practice, (iv) receive any Tax refunds, (v) pay professional services invoices incurred in the ordinary course of business, (vi) distribute cash available for such purpose to direct or indirect equity owners of the Blocker, and (vii) file claims for Blocker Refunds (including IRS Form 4466 (Corporation Application for Quick Refund of Overpayment of Estimated Taxes), IRS Form 1139 (Corporation Application for Tentative Refund), and any analogous state and local forms (if applicable).

(b) Blocker and its shareholders shall, prior to the Closing, capitalize or otherwise extinguish any outstanding debt of Blocker (as listed on Schedule 5.5(f) of the Blocker Disclosure Schedule).

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Reasonable Best Efforts; Further Assurances.

(a) Knight and GETCO shall promptly prepare and Knight shall file with the SEC the Joint Proxy Statement and Knight and the Company shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Knight, the Company and GETCO shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Knight and GETCO shall thereafter mail or deliver the Joint Proxy Statement to their respective holders. Knight and the Company shall also use their reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and GETCO and Blocker shall furnish all information concerning GETCO, Blocker and the Holders as may be reasonably requested in connection with any such action.

(b) Each of Knight, the Company, GETCO and, solely to the extent of any third-party consent or waiver or regulatory approval required to be obtained by Blocker, Blocker shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to (i) take, or cause to be taken, and assist and cooperate with the other party in taking, all actions necessary, proper or advisable to comply promptly with all legal requirements with respect to the transactions contemplated hereby, including obtaining any third-party consent or waiver that may be required to be obtained in connection with the transactions contemplated hereby, and, subject to the conditions set forth in Article VIII, to consummate the transactions contemplated hereby and (ii) obtain (and assist and cooperate with the other party in obtaining) any action, nonaction, permit, consent, authorization, order, clearance, waiver or approval of, or any exemption by, any Governmental Entity that is required or advisable in connection with the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”). The parties hereto shall cooperate with each other and prepare and file, as promptly as practicable after the date of the Original Merger Agreement, all necessary documentation, and effect all applications, notices, petitions and filings (including, if required, notification under the HSR Act or any other antitrust or competition Law), to obtain as promptly as practicable all actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals. Each of Knight, the Company and GETCO shall use their reasonable best efforts to resolve, as promptly as practicable, any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement. The parties further covenant and agree that (1) with respect to any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, to use their respective reasonable best efforts to prevent the entry, enactment or promulgation thereof, as the case may be, and (2) in the event that any action, suit, proceeding or investigation is commenced after the date of the Original Merger Agreement challenging any of the parties’ rights to consummate the transactions contemplated by this Agreement, the parties shall use their reasonable best efforts to take such actions as are necessary and appropriate to contest such action, suit, proceeding or investigation. In furtherance of the foregoing, Knight and GETCO shall give the other party the opportunity to consult with them on a regular basis with respect to, provide the other party with a reasonable opportunity to participate in the preparation of, and to review prior to the filing or submission of, material documents relating to, and provide the other party the reasonable opportunity to participate in, in each case to the extent practicable and subject to Applicable Laws relating to the exchange of information and in a manner that does not result in any waiver or loss of attorney-client privilege, any proceedings, meetings or substantive telephone conversations relating to the defense or settlement of any shareholder or unitholder litigation against Knight or GETCO, as applicable, relating to the transactions contemplated by this Agreement.

(c) Subject to applicable Laws relating to the exchange of information, Knight, Blocker and GETCO shall, upon request, furnish each other with all information concerning Knight, Blocker, GETCO and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Knight, Blocker, GETCO or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Knight and GETCO shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, any filing made or proposed to be made with, or written materials submitted or proposed to be submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

(d) Subject to applicable Law (including applicable Laws relating to the exchange of information), GETCO, Blocker and Knight shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to applicable Law, each of Knight and GETCO shall promptly furnish the other with copies of the nonconfidential portions of notices or other communications received by it or any of its Subsidiaries (or written summaries of communications received orally), from any third party or Governmental Entity with respect to the transactions contemplated by this Agreement. Any such disclosures may be made on an outside counsel-only basis to the extent required under applicable Law. The parties further covenant and agree not to extend any waiting period associated with any approval of a Governmental Entity or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party hereto.

7.2. Access to Information. Upon reasonable notice and subject to applicable Law, each of Knight and GETCO shall, and shall cause each of its Subsidiaries to, afford to the other party’s employees, accountants, counsel, advisors, agents and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time or the earlier termination of this Agreement in accordance with Section 9.1, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, without limitation to the preceding obligations, make available to the other party (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under applicable law), (b) a copy of all correspondence between such party or any of its Subsidiaries and any party to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Mergers or the other transactions contemplated by this Agreement and (c) all other information concerning its business, properties and personnel as the other party may reasonably request. Notwithstanding the foregoing, (i) neither party shall be required to provide access to or make available to any Person any document or information that is the subject of any confidentiality agreement with any third party (provided that the withholding party uses reasonable efforts to obtain the required consent of such third party to such access or disclosure) or subject to any attorney-client or work-product privilege (provided that the withholding party will use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege). No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive the representations and warranties or covenants of the other party set forth in this Agreement. All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between Knight and GETCO as of August 17, 2012 (the “Confidentiality Agreement”).

7.3. Stockholder and Holder Approval.

(a) Each of Knight and GETCO shall take all action necessary in accordance with applicable Law and their respective charter, bylaws, limited liability company agreement or similar organizational documents to duly call, give notice of, convene and, as soon as reasonably practicable, hold a meeting of its stockholders or Holders, as applicable, or take such other actions necessary to obtain the relevant approvals in each case, as promptly as practicable for the purpose of obtaining the Knight Stockholder Approval, in the case of Knight, and the GETCO Holder Approval, in the case of GETCO (each such meeting or any adjournment or postponement thereof, the “Knight Stockholders Meeting” and the “GETCO Holders Meeting”, respectively). Except in the case of a withdrawal or modification of such party’s

Board Recommendation expressly permitted by this Section 7.3(a), Knight shall solicit, and use its reasonable best efforts to obtain, the Knight Stockholder Approval at the Knight Stockholders Meeting and GETCO shall solicit, and use its reasonable best efforts to obtain, the GETCO Holder Approval at the GETCO Holders Meeting. Except as expressly provided in the immediately following sentence, the Board of Directors of GETCO and Knight shall (i) recommend to its respective stockholders or Holders the approval of this Agreement and the transactions contemplated herein (the “Board Recommendation”), (ii) include the Board Recommendation in the Joint Proxy Statement and (iii) not approve, agree to or recommend, or propose to approve, agree to or recommend, any Acquisition Proposal or Alternative Transaction. The Board of Directors of each of Knight and GETCO shall be permitted (x) not to recommend to their respective stockholders or Holders that they give the Knight Stockholder Approval or the GETCO Holder Approval, as the case may be, or (y) to otherwise withdraw or modify in a manner adverse to the other party the Board Recommendation, in each case only (A) if after receiving an unsolicited bona fide Acquisition Proposal that constitutes a Superior Proposal, the Board of Directors of such party determines in its good faith judgment, after receiving the advice of outside legal counsel, that, in light of such Superior Proposal, the Board of Directors would be in violation of its fiduciary duties under applicable Law if it failed to withdraw or modify the Board Recommendation, (B) after the third Business Day following delivery by such party to the other party of written notice advising it that such party’s Board of Directors intends to resolve to so withdraw or modify the Board Recommendation absent modification of the terms and conditions of this Agreement, which notice shall specify the identity of the party making such Superior Proposal and the material terms and conditions thereof, and, include a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and all other material documents; (C) if, assuming this Agreement was amended to reflect all adjustments to the terms and conditions hereof proposed by the other party to this Agreement during such three (3) Business Day period (during which period the party delivering the notice of its intention to withdraw or modify the Board Recommendation has negotiated with the other party to this Agreement in good faith (to the extent such other party to this Agreement desires to negotiate) with respect to such adjustments), such Acquisition Proposal would nonetheless continue to constitute a Superior Proposal; and (D) if such party delivering the notice of its intention to withdraw or modify the Board Recommendation has complied with its obligations set forth in this Section 7.3(a) and Section 7.8; provided, however, that following each and every material revision to such Superior Proposal, such party shall be required to deliver a new written notice to the other party to this Agreement in accordance with this Section 7.3(a) and to again comply with the requirements of this Section 7.3(a); provided, further, that (1) nothing in this Agreement shall be interpreted to excuse such party and its Board of Directors from complying with its unqualified obligation to submit this Agreement to its Holders at the GETCO Holders Meeting or stockholders at the Knight Stockholders Meeting, as the case may be, and (2) such party shall not submit to the vote of its stockholders or Holders any Acquisition Proposal or Alternative Transaction other than the GETCO Merger or the Knight Merger, as applicable. Without limiting the foregoing, if the Board of Directors of GETCO or Knight has withdrawn or modified the Board Recommendation as expressly permitted by this Section 7.3(a), then the Board of Directors of such party may submit this Agreement to its stockholders or Holders without recommendation (although the resolutions approving this Agreement as of the Execution Date may not be rescinded or amended), in which event the Board of Directors of such party may communicate the basis for its lack of a recommendation to its stockholders or Holders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law.

(b) For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal that (x) is obtained not in breach of this Agreement for 100% of the outstanding shares of such party’s capital stock or such party’s outstanding equity interests, on terms that the Board of Directors of such party determines in its good faith judgment (after taking into account all the terms and conditions of the Acquisition Proposal and this Agreement (including any proposal by the other party to this Agreement to adjust the terms and conditions of this Agreement), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the party making such proposal to obtain financing for such Acquisition Proposal, and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the party making such proposal, and this Agreement) are more favorable from a financial point of view to its shareholders or Holders, as applicable, than the Knight Merger or the GETCO Merger, as applicable, and (y) is reasonably likely to receive all necessary regulatory approvals and be consummated.

7.4. NYSE Listing. The Company shall cause the shares of Company Common Stock to be issued in the Mergers (as well as the shares of Company Common Stock issuable upon exercise of the Warrants) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

7.5. Registration Rights. On or prior to the Closing Date, the Company shall enter into a registration rights agreement (the “Registration Rights Agreement”) with each of Stephen Schuler, Daniel Tierney and GA-GTCO Interholdco, LLC, which shall become effective at the Effective Time, and which shall be substantially in the form set forth in Exhibit F hereto.

7.6. Termination of Certain Indebtedness and Refinancing and Certain Affiliate Arrangements. GETCO, Knight and the COMPANY agree to take the actions set forth in Schedule 7.6 (“Refinancing”) with respect to the Indebtedness of GETCO and Knight listed on such schedule. GETCO and Blocker agree to take such actions as are necessary to terminate the Investment Agreement between GETCO, Stephen Schuler, Daniel Tierney and Blocker, dated as of March 22, 2007 (as amended) effective as of Closing.

7.7. Employee Matters.

(a) Following the Effective Time, the employees of GETCO and its Subsidiaries who are employed by the Company or its Subsidiaries (including GETCO and its Subsidiaries) as of the Effective Time and the employees of Knight and its Subsidiaries (including Knight and its Subsidiaries) who are employed by the Company or its Subsidiaries at the Effective time (such employees, collectively, the “Covered Employees”) will be offered participation and coverage under Company employee benefit plans that are no less favorable, on an aggregate basis, to the Knight Benefit Plans generally in effect for similarly situated employees of Knight and its Subsidiaries in accordance with the terms thereof; it being understood that the Covered Employees may commence participation in the Knight Benefit Plans on different dates following the Effective Time with respect to different Knight Benefit Plans. Following the Effective Time, the Company shall provide Covered Employees who were employees of Knight immediately prior to the Effective Time with base salary that is substantially similar to the base salary provided to such Covered Employees immediately prior to the Effective Time and incentive compensation opportunities that are no less favorable than the incentive compensation opportunities provided to similarly situated Covered Employees who were employees of GETCO immediately prior to the Effective Time. For a period of one year following the Effective Time, the Company shall provide Covered Employees who were employees of Knight immediately prior to the Effective Time with severance benefits at levels and pursuant to the terms of the Knight Severance Plan disclosed on Section 4.10(a) of the Knight Disclosure Schedule.

(b) From and after the time that Covered Employees commence coverage under the Knight Benefit Plans pursuant to Section 7.7(a), the Company shall, or shall cause its Subsidiaries to, (i) provide all Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefit accruals under any Knight Benefit Plan in which Covered Employees are eligible to participate, for all periods of employment with GETCO or any of its Subsidiaries, or if applicable, Knight or any of its Subsidiaries, prior to the Effective Time for which service was recognized by GETCO immediately prior to the Effective Time as if such service had been performed with Knight or its applicable affiliate (other than with respect to any newly adopted plan of the Company or any of its Subsidiaries for which past service credit is not granted to its employees generally); provided, that such service shall not be recognized (A) for purposes of any defined benefit retirement plan or Knight Benefit Plan that provides retiree welfare benefits, (B) to the extent such recognition would result in the duplication of benefits for the same period of service, or (C) any Knight Benefit Plan that is a frozen plan or provides grandfathered benefits, (ii) cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any healthcare benefit plans of the Company or any of its Subsidiaries to be waived with respect to the Covered Employees and their eligible dependents to the extent waived under any similar plans of GETCO or, if applicable, Knight, immediately prior to the Effective Time, and (iii) recognize any healthcare expenses incurred by the Covered Employees and their eligible dependents for the plan year in which the Effective Time (or commencement of participation in a Knight Benefit Plan) occurs for applicable deductibles, annual out-of-pocket limits and any lifetime maximums under any such Knight Benefit Plan for expenses incurred prior to the Effective Time (or the date of commencement of participation in a Knight Benefit Plan) to the extent such expenses were credited under any similar plans of GETCO, or, if applicable, Knight, immediately prior to the Effective Time. To the extent that Covered Employees who were employed by Knight immediately prior to the Effective Time commence participation in benefit plans maintained by the Company, other than Knight Benefit Plans, such Covered Employees shall benefit from clauses (i), (ii) and (iii) in the same manner as Covered Employees who were employed by GETCO immediately prior to the Effective Time.

(c) The provisions of Sections 7.7(a) and 7.7(b) shall apply only with respect to Covered Employees who are covered under GETCO Benefit Plans or Knight Benefit Plans, that are maintained solely for the benefit of employees of GETCO or Knight, as applicable, employed in the United States. With respect to employees of GETCO or Knight who are regularly employed outside of the United States, from and after the Effective Time, the Company shall, or shall cause its Subsidiaries to, comply with all applicable Laws relating to employees and employee benefits matters applicable to such employees.

(d) Knight shall cause the Company to adopt an equity incentive plan (the “Company Equity Plan”) in a form that is proposed by GETCO, which shall be reasonably acceptable to Knight, which will include a 5% equity pool (the “Equity Pool”) and additional availability that is intended to permit equity-based awards to be made in ordinary course over the two year period following the Effective Date covering Company Common Stock (the “Initial Equity Pool”). The Equity Pool shall be reserved for equity-based awards for Covered Employees (other than each of GETCO’s and Knight’s Chief Executive Officers as of the Original Execution Date, who will be eligible to receive equity-based awards outside of the Equity Pool). The Joint Proxy Statement will include a proposal for Company shareholders to approve the Company Equity Plan, unless approval by Knight would be sufficient to permit the Company Equity Plan to issue awards following the Effective Time under the NYSE listing standards. All grants made from the Equity Pool shall be allocated as directed by GETCO’s Chief Executive Officer in consultation with Knight’s Chief Executive Officer, subject to approval by the Board of Directors of the Company as appropriate (or the Board of Directors of GETCO in the case of awards communicated before the Effective Time). If, prior to the Effective Time, the Company Common Stock in the Initial Equity Pool has not yet been registered on Form S-8 or another appropriate form, as soon as practicable following the Effective Time, the Company shall file with the SEC a registration statement on Form S-8 or another appropriate form (in any case if available for use by the Company), registering the number of shares of Company Common Stock equal to the number of shares of Company Common Stock issuable from the Initial Equity Pool that are eligible to be registered on Form S-8 or such other appropriate form and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such awards remain outstanding.

(e) Each of Knight and GETCO agrees that, for purposes of each Knight Stock Plan, the transactions contemplated by this Agreement constitute a “change in control,” “change of control” or term of similar meaning.

(f) From and following the date of the Original Merger Agreement, GETCO and Knight shall reasonably cooperate in implementing all appropriate communications with directors, officers, employees or consultants, regarding compensation or benefits that will be paid or provided in connection with the transaction contemplated by this Agreement.

(g) If requested by Knight in writing delivered to GETCO no less than ten (10) business days before the Closing Date, the Board of Directors of GETCO (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the GETCO 401(k) plan (the “GETCO 401(k) Plan”). As soon as practicable following the Effective Time, the assets thereof shall be distributed to the participants in the GETCO 401(k) Plan, and Knight shall take the action necessary (including the amendment of Knight’s 401(k) Plan (the “Knight 401(k) Plan”)) to permit the Covered Employees who are then actively employed to roll over any eligible distributions and loan balances into the Knight 401(k) Plan.

(h) Without limiting the generality of Section 10.11, the provisions of this Section 7.7 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any GETCO Benefit Plan, Knight Benefit Plan or other employee benefit plan or agreement for any purpose or limit the right of Knight, GETCO or any of their Subsidiaries (including, following the Closing Date, the Company and its Subsidiaries) to amend or terminate any GETCO Benefit Plan, Knight Benefit Plan or other employee benefit plan or agreement.

7.8. Non-Solicitation of Alternative Transactions.

(a) Neither GETCO nor Knight shall, and each of GETCO and Knight shall cause each of its Subsidiaries and Affiliates and shall use its reasonable best efforts to cause each of its and their respective officers, directors, employees, agents and investment bankers, financial advisors, attorneys, accountants and other retained representatives or agents (each, a “Representative”) not to, directly or indirectly (i) solicit, initiate, encourage or knowingly facilitate (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock or equity interests (including by way of a tender offer) or similar transactions involving such party or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or Acquisition Proposal or (iii) enter into any agreement regarding any Alternative Transaction or Acquisition Proposal; provided, however, that, in the event that (x) either GETCO or Knight shall receive a Superior Proposal that was not solicited by it and did not otherwise result from a breach of this Agreement and (y) prior to receipt of the GETCO Holder Approval, in the case of GETCO, or the Knight Stockholder Approval, in the case of Knight, the Board of Directors of such party determines in its good faith judgment, after receiving the advice of outside counsel, that, in light of such Superior Proposal, if such party fails to participate in such discussions or negotiations with, or provide such information to, the party making the Superior Proposal, the Board of Directors of such party would be in violation of its fiduciary duties under applicable Law, such party may (A) furnish information with respect to it and its Subsidiaries to the party making such Superior Proposal pursuant to a customary confidentiality agreement containing terms no less restrictive to the party making the Superior Proposal than the terms contained in the Confidentiality Agreement, provided that a copy of all such written information is simultaneously provided to the other party to this Agreement, and (B) participate in discussions regarding such Superior Proposal.

(b) As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons), other than the other party to this Agreement or its Affiliates, directly or indirectly, acquires or would acquire more than twenty-five (25) percent of the outstanding shares or voting power of capital stock or equity interests of such party or twenty-five (25) percent of any series or class of capital stock or equity interests of such party that would be entitled to a class or series vote with respect to the Knight Merger or the GETCO Merger, as applicable, whether from such party, or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving such party (other than the Mergers), (iii) any transaction pursuant to which any person (or group of persons) other than the other party to this Agreement or its Affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any Subsidiaries and securities of the entity surviving any merger or business combination involving any such Subsidiary) of such party or any of its Subsidiaries representing more than twenty-five (25) percent of the fair market value of all the assets, net revenues or net income of such party and its Subsidiaries, taken as a whole, immediately prior to such transaction or (iv) any other consolidation, business combination, recapitalization or similar transaction involving such party or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of common stock (or GETCO Units, in the case of GETCO) immediately prior to such transaction do not, in the aggregate, own at least seventy-five (75) percent of the outstanding shares of common stock (or GETCO Units, in the case of GETCO) and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of common stock (or GETCO Units, in the case of GETCO) immediately prior to the consummation thereof.

(c) Each of GETCO and Knight shall notify the other party to this Agreement promptly (but in no event later than one Business Day) after receipt of any Acquisition Proposal or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to such party or any of its Subsidiaries or for access to the properties, books or records of such party or any of its Subsidiaries by any Person that has made, or to such party’s knowledge may be considering making, an Acquisition Proposal. Such notice to the other party to this Agreement shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of such party or any of its Subsidiaries, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. GETCO and Knight shall keep the other party to this Agreement fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request.

(d) Each of GETCO and Knight and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the other party to this Agreement) conducted heretofore with respect to any of the foregoing. Each of GETCO and Knight agrees not to, and to cause its Subsidiaries not to, release any third party from, and agrees to enforce, the confidentiality and standstill provisions of any agreement to which it or its Subsidiaries is a party that remains in effect as of the date of the Original Merger Agreement, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal.

(e) Nothing contained in this Agreement shall prohibit the Board of Directors of Knight from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a)(2)-(3) under the Exchange Act; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; and provided, further, that any such disclosure (other than a “stop, look and listen”

or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a modification of the Board Recommendation in a manner adverse to the other party to this Agreement unless the Board of Directors of Knight making the disclosure or communication expressly and concurrently reaffirms the Board Recommendation.

7.9. FIRPTA Certificate. On the Closing Date, (i) GETCO shall provide to the Company a duly executed and acknowledged affidavit of GETCO, dated as of the Closing Date, signed under penalty of perjury, in accordance with Treasury Regulation Section 1.1445 -11T(d)(2) certifying that less than fifty percent of the value of the gross assets of GETCO consists of “United States real property interests” within the meaning of Section 897 of the Code and that less than ninety percent of the value of the gross assets of GETCO consists of such United States real property interests plus cash or cash equivalents, and (ii) Blocker shall cause to be provided to the Company a duly executed certification of non-foreign status of Blocker’s sole shareholder (the “Blocker Shareholder”), dated as of the Closing Date, signed under penalty of perjury, in accordance with Treasury Regulation Section 1.1445 -2(b)(2)(iv)(B).

7.10. Indemnification and Insurance.

(a) From and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time prior to the date of the Original Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Knight or any of its Subsidiaries or GETCO or any of its Subsidiaries or who is or was serving at the request of Knight or any of its Subsidiaries or GETCO or any of its Subsidiaries as a director or officer of another Person (each an “Indemnified Party”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of Knight or any of its Subsidiaries or GETCO or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or bylaws (or comparable organizational documents), and any existing indemnification agreements set forth in Section 7.10(a) of the Knight Disclosure Schedule or Section 7.10(a) of the GETCO Disclosure Schedule (as applicable), shall survive the Mergers and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the request of Knight or GETCO, it being understood that nothing in this sentence shall require any amendment to the certificate of incorporation or bylaws of the Company.

(b) From and after the Effective Time, each of the Company and the limited liability company surviving the GETCO Merger shall, to the same and fullest extent a Delaware corporation or Delaware limited liability company is permitted to indemnify its officers and directors by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of GETCO or any Subsidiary of GETCO, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby).

(c) From and after the Effective Time, each of the Company and the corporation surviving the Knight Merger shall, to the same and fullest extent a Delaware corporation is permitted to indemnify its officers and directors by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Knight or any Subsidiary of Knight, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby).

(d) The Company shall (i) cause GETCO to purchase a six-year prepaid “tail policy” with respect to acts or omissions occurring prior to the Effective Time that were committed by the covered officers and directors in their capacity as such or (ii) either elect to maintain in effect the directors’ and officers’ liability (and fiduciary) insurance policies currently maintained by Knight for a period of six years from the Effective Time (provided that the Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) or cause Knight to purchase a six-year prepaid “tail policy” (provided that prior to Closing, Knight may purchase such tail policy), in each case, with respect to acts or omissions occurring prior to the Effective Time that were committed by the covered officers and directors in their capacity as such; provided, that in no event shall the Company or Knight (with respect to the Knight policies) or GETCO (with respect to the GETCO policies) be required to expend annually in the aggregate an amount in excess of 250% of the annual premiums currently paid by Knight (which current amount is set forth in Section 7.10(d) of the Knight Disclosure Schedule) for such insurance (the “Insurance Amounts”); provided, further, that if the annual premiums for such “tail” policy exceed the respective Insurance Amount, then the Company shall cause Knight or GETCO to obtain a “tail” policy with the maximum coverage available for the respective Insurance Amount applied over the term of such policy.

(e) The obligations of the Company, the corporation surviving the Knight Merger, and the limited liability company surviving the GETCO Merger under this Section 7.10 shall not be terminated or modified by such parties in a manner so as to adversely affect any Indemnified Party or any other person entitled to the benefit of Section 7.10 without the consent of the affected Indemnified Party.

(f) The provisions of this Section 7.10 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and representatives.

7.11. Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

7.12. Tax Matters.

(a) During the period from the date of the Original Merger Agreement to the Effective Time, GETCO, Blocker and Knight shall, and shall cause each of their Subsidiaries to (i) timely file all material Tax Returns (taking into account any permitted extensions) required to be filed by or on behalf of each such entity, (ii) timely pay all material Taxes due and payable, (iii) accrue a reserve in the books and records and financial statements of any such entity in accordance with past practice for all Taxes payable but not yet due, and (iv) promptly notify the other of any actions pending against or with respect to it or any of its Subsidiaries in respect of any material amount of Tax.

(b) From and after the date of the Original Merger Agreement and until the Effective Time, each party to this Agreement shall use its reasonable best efforts to cause, and shall not, without the prior written consent of the parties to this Agreement, knowingly take any actions or cause any actions to be taken that could reasonably be expected to prevent or impede (i) the Mergers, taken together, from being treated as a transaction described in Section 351 of the Code, or (ii) the Blocker Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) After the Closing Date, each party to this Agreement shall cooperate, and shall cause their respective Affiliates to cooperate, with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Company and any of its Subsidiaries (including, following the Closing Date, GETCO, Blocker and Knight) including (i) the preparation and filing of any Tax Returns, (ii) determining the liability for and amount of any Taxes due or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns and (iv) any administrative or judicial proceedings in respect of Taxes assessed or proposed to be assessed. Any information or documents provided pursuant to this Section 7.12(c) shall be kept confidential by the party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes.

(d) The Company shall cause any cash Tax refunds of Taxes of Blocker for taxable periods ending on or prior to the Closing Date (such Tax refunds, “Blocker Refunds”) that are actually received on or after the Closing Date by the Company or any Affiliates to be paid to the Blocker Shareholder within ten Business Days after receipt of any such Blocker Refunds, net of all reasonable out of pocket expenses (including Taxes imposed on the receipt of such Blocker Refunds, if any), provided, however, that Blocker Shareholder shall repay the amount of any Blocker Refund paid over to the Blocker Shareholder (plus any penalties, interest or other charges imposed by the relevant Taxing Authority) to the Company in the event that the Company is required to repay such Blocker Refund to such Taxing Authority. In addition, the Company shall file (or cause to be filed) any Tax Returns that are necessary to claim Blocker Refunds resulting from the carryback of net operating losses arising in taxable periods ending on or prior to the Closing Date to prior taxable periods, unless the Company determines in good faith that there is no reasonable basis for the Tax treatment reflected, or position taken, on such Tax Return. Blocker Shareholder shall have the right to prepare any such Tax Returns, at its own expense, and shall deliver such Tax Returns to the Company for filing. Blocker Shareholder, at its own expense, shall control all Tax Proceedings related solely to any Blocker Refunds (including filing any additional or amended Tax Returns necessary to claim any Blocker Refunds), and Company shall be permitted to participate (at Company’s expense) in any such Tax Proceedings, provided that Blocker Shareholder shall not settle or compromise any such Tax Proceeding without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned. Company shall execute any powers of attorney necessary to implement the provisions of this Section 7.12(d) . Without limiting the foregoing, the Company shall (and shall cause its Affiliates to) use reasonable best efforts to cooperate with Blocker Shareholder to obtain the Blocker Refunds. For United States federal income tax purposes (and state and local income purposes, as applicable) the parties shall treat any payments made to the Blocker Shareholder pursuant to this Section 7.12(d) as a distribution from the Blocker to the Blocker Shareholder immediately before the Effective Time and shall file Tax Returns in a manner consistent with such treatment, except in each case as required by a determination within the meaning of Section 1313(a) of the Code (or any similar provision of state or local law) or otherwise by applicable Tax Law.

7.13. Non-Solicitation Covenants. Prior to the Closing, Knight shall use its reasonable best efforts to enforce all Non-Solicitation Covenants. For the purposes of this Agreement, “Non-Solicitation Covenant” means any covenant, obligation or agreement of a third party to not solicit, hire or attempt to solicit or hire any employee of Knight or any Subsidiary for employment or in any other capacity (including as an independent contractor or consultant) contained in any agreement entered into in connection with any investment, strategic transaction, acquisition, disposition or other similar transaction between Knight or any Subsidiary and such third party on or after August 1, 2012.

7.14. State Anti-takeover Matters. Knight, Blocker and GETCO shall (i) take all action necessary to ensure that no state anti-takeover statute or similar statute or regulation is or becomes applicable to the Mergers, this Agreement or any of the other transactions contemplated by this Agreement and (ii) if any state anti-takeover statute or similar statute or regulation becomes applicable to the Mergers, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to ensure that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Mergers and the other transactions contemplated by this Agreement.

7.15. Notification of Certain Matters. Each of Knight, the Company, Blocker and GETCO shall give prompt notice to all other parties of any fact, change, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, changes, events and circumstances known to it, to have or to result in a Material Adverse Effect (or in the case of Blocker to prevent or materially impair Blocker’s ability to timely consummate the transactions contemplated by this Agreement), or (b) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein.

7.16. Financing.

(a) GETCO shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange and obtain the proceeds of the Financing (including, if necessary to consummate the transactions contemplated hereby, the “bridge” loans contemplated in the Debt Commitment Letter) on the terms and conditions set forth in the Financing Letters (or on terms more favorable in the aggregate to GETCO), including the execution and delivery of all such instruments and documents as may be reasonably required thereunder. Without limiting the generality of the foregoing, GETCO shall: (i) use its reasonable best efforts to maintain in full force and effect the Financing Letters in accordance with the terms and subject to the conditions set forth therein; (ii) as promptly as practicable after the date of the Original Merger Agreement, use its reasonable best efforts to negotiate, execute and deliver the definitive agreements with respect to the Debt Financing (the “Definitive Financing Agreements”) on the terms and conditions (including the “market flex” terms and conditions) contained in the Debt Financing Letters or on other terms more favorable in the aggregate to GETCO; provided, however, that in no event shall any of the Definitive Financing Agreements: (A) reduce the aggregate amount of the Debt Financing provided for in the Debt Financing Letters to an amount that is less than the aggregate amount of Debt Financing sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 3.27; (B) expand the conditions or other contingencies to the receipt or funding of the Debt Financing beyond those expressly set forth in the Debt Financing Letters, amend or modify any of such conditions or other contingencies in a manner adverse to GETCO (including by making any such conditions or other contingencies less likely to be satisfied) or impose any new or additional condition or other contingency to the receipt or funding of the Debt Financing; or (C) contain terms (other than those terms expressly set forth in the Debt Financing Letters) that would reasonably be expected to (1) prevent or delay the Effective Time or the date on which the Debt Financing would be obtained or (2) make the funding of Debt Financing less likely, in any material respect, to occur; (iii) pay in a timely manner any commitment or other fees that are or become due and payable under or with respect to the Debt Financing Letters on or following the date of the Original Merger Agreement; (iv) use its reasonable best efforts to obtain all rating agency approvals necessary to obtain the Debt Financing and to satisfy all other conditions to obtaining the Debt Financing; and (v) enforce its rights under the Financing Letters and the Definitive Financing Agreements.

(b) Without limiting any of its obligations hereunder, GETCO shall keep Knight informed on a reasonably current basis and in reasonable detail with respect to the status of the Debt Financing. GETCO shall deliver to Knight accurate and complete copies of the executed Definitive Financing Agreements promptly after their execution. Without limiting the generality of the foregoing, GETCO shall give Knight notice as promptly as reasonably practicable of (i) any material breach or default on the part of any party to any Financing Letter or Definitive Financing Agreement, (ii) any notice from a party to any Financing Letter or Definitive Financing Agreement of such party’s intent to not comply with any of its commitments or other material obligations under any Financing Letter or Definitive Financing Agreement, (iii) any actual or purported withdrawal, modification, termination, rescission or repudiation of any Financing Letter or Definitive Financing Agreement, or any provision thereof, and (iv) any other circumstance resulting in GETCO no longer believing in good faith that it will be able to obtain, prior to the Closing Date, all or any portion of the Financing on the terms, in the manner or from the sources contemplated by any Financing Letter or Definitive Financing Agreement.

(c) GETCO shall not permit any amendment, supplement or modification to be made to, or agree to permit any waiver of any provision or remedy under, any Financing Letter or Definitive Financing Agreement without Knight’s prior consent, except that GETCO may amend, supplement or otherwise modify any Financing Letter or Definitive Financing Agreement (including by joining one or more additional lenders or agents as parties thereto) if such amendment, supplement or modification: (i) does not reduce the aggregate amount of the Financing to an amount that is less than the aggregate amount of Financing sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 3.27 (it being understood that, subject to the requirements of this Section 7.16(c), such amendment, supplement or other modification to any Debt Financing Letter or Definitive Financing Agreement may provide for the assignment of any portion of the commitments under the Debt Financing Letters to additional agents or arrangers and grant such persons approval rights with respect to certain matters as are customarily granted to additional agents or arrangers); (ii) does not expand the conditions or other contingencies to the receipt or funding of the Financing, does not amend or modify, in a manner adverse to GETCO any of the conditions or other contingencies to the receipt or funding of the Financing and does not impose new or additional conditions or other contingencies to the receipt or funding of the Financing; (iii) does not impair the ability of GETCO to enforce its rights against other parties to the Financing Letters and (iv) would not reasonably be expected to (A) prevent or delay the Effective Time or the date on which the Financing would be obtained or (B) make the funding of the Financing less likely, in any material respect, to occur. GETCO shall not agree to the withdrawal, repudiation, termination or rescission of any Financing Letter or Definitive Financing Agreement or any provision thereof. GETCO shall promptly deliver to Knight true and complete copies of any such amendment, modification or waiver.

(d) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in any Debt Financing Letter or Definitive Financing Agreement for any reason, or any Debt Financing Letter or Definitive Financing Agreement shall be withdrawn, repudiated, terminated or rescinded for any reason, then GETCO shall use its reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative financing in an amount sufficient to consummate the transactions contemplated by this Agreement and make the payments referred to in Section 3.27; provided that in no event shall GETCO be obligated to obtain alternative financing on terms and conditions that in the aggregate are materially less favorable to GETCO than the terms and conditions provided for in the Debt Commitment Letter as of the date of the Original Merger

Agreement (as determined in the good faith judgment of GETCO). In the event any alternative financing is obtained in accordance with this Section 7.16(d) (“Alternative Financing”), references in this Agreement to the Debt Financing shall be deemed to refer to such Alternative Financing (in lieu of the Debt Financing replaced thereby), and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Debt Financing Letters and the Definitive Financing Agreements shall be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing (in lieu of the Debt Financing Letters and the Definitive Financing Agreements replaced thereby), and all obligations of GETCO pursuant to this Section 7.16 shall be applicable thereto to the same extent as GETCO’s obligations with respect to the Financing replaced thereby. GETCO shall promptly deliver to Knight true and complete copies of any commitments with respect to Alternative Financing.

(e) Prior to the Closing, Knight shall use reasonable best efforts, shall cause its subsidiaries to use reasonable best efforts, and shall use its reasonable best efforts to cause its respective Representatives, to provide to GETCO all reasonable cooperation requested by GETCO that is necessary in connection with the Debt Financing, including (i) furnishing GETCO and its Financing Sources the Required Information, (ii) participating in a reasonable number of meetings (including customary one-on-one meetings among the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management and Representatives, with appropriate seniority and expertise, of Knight), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, (iii) assisting with the preparation of materials for rating agency presentations, bank information memoranda, offering documents, private placement memoranda and similar documents required in connection with the Debt Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Debt Financing and the delivery of one or more customary representation letters), (iv) obtaining accountants’ comfort letters and legal opinions as reasonably requested by GETCO, (v) facilitating the pledging of collateral in connection with the Debt Financing, (vi) executing and delivering any documents as may be reasonably requested by GETCO, (vii) causing the taking of corporate actions (subject to the occurrence of the Closing) by Knight and its subsidiaries reasonably necessary to permit the completion of the Financing and (viii) facilitating the execution and delivery at the Closing of definitive documents related to the Debt Financing on the terms contemplated by the Debt Financing; provided, that such requested cooperation does not materially and adversely interfere with the ongoing operations of Knight and its subsidiaries; provided, further, that neither Knight nor any of its subsidiaries shall be required to commit to take any action that, nor execute any document or enter into any agreement the effectiveness of which, is not contingent upon the Closing. None of Knight or any of its subsidiaries shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing, prior to the Effective Time. GETCO shall indemnify and hold harmless Knight, its subsidiaries and the Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including any action taken in accordance with this

Section 7.16(e)) and any information utilized in connection therewith (other than historical information relating to Knight or its subsidiaries or other information furnished by or on behalf of Knight or its subsidiaries). GETCO shall, promptly upon request by Knight, reimburse Knight for all documented and reasonable out-of-pocket costs incurred by Knight or its subsidiaries in connection with this Section 7.16(e) . Knight hereby consents to the reasonable use of the Knight’s and its subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Knight or any of its subsidiaries or the reputation or goodwill of Knight or any of its subsidiaries or any of their logos and on such other customary terms and conditions as Knight shall reasonably impose. For the purposes of this Agreement, “Financing Sources” shall mean the lenders (including the Lenders) and any other Persons that have committed to provide or otherwise have entered into agreements in connection with the Debt Financing, including any joinder agreements or credit agreements relating thereto and any arrangers, book managers, administrative agents, collateral agents, or trustees as part of the Debt Financing (and any of their representatives or agents) and their respective affiliates and any of such entities’ or their respective affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, representatives or agents or their heirs, executors, successors and assigns of any of the foregoing).

(f) For the purposes of this Agreement, “Marketing Period” shall mean the first period of twenty (20) consecutive Business Days after the date of the Original Merger Agreement commencing on the first day on which (x) GETCO shall have received all of the Required Information (as defined below); provided that if Knight shall in good faith reasonably believe it has provided the Required Information, it may deliver to GETCO a written notice to that effect (stating when it believes it completed such delivery), in which case Knight shall be deemed to have complied with clause (x) above unless GETCO in good faith reasonably believes Knight has not completed the delivery of the Required Information and, within six (6) Business Days after the delivery of such notice by Knight, delivers a written notice to Knight to that effect (stating with specificity which Required Information Knight has not delivered) and (y) the conditions set forth in Section 8.1 shall be satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.3 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided, that if such conditions have been met, except that the conditions set forth in Section 8.1(a) or (b) have not been met because the Company Stockholder Meeting has not yet been held or the GETCO Holder Meeting has not yet been held, then, unless a bona fide Acquisition Proposal has been made and remains outstanding, the Marketing Period shall commence on the date provided in the preceding portion of this sentence or, if sooner, the date that is the later of (A) twenty (20) Business Days prior to the date of the Company Stockholder Meeting and (B) twenty (20) Business Days prior to the date of the GETCO Holders Meeting; provided further that the Marketing Period will not be deemed to commence if prior to the completion of the Marketing Period, (x) Knight’s auditors shall have withdrawn their audit opinion with respect to any year-end audited financial statements that constitute Required Information, (y) the financial statements included in the Required Information that is available to GETCO on the first day of any such twenty (20) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such twenty (20) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by GETCO of updated Required Information that would be required under Rule 3-12 of Regulation S–X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new twenty (20) consecutive Business Day period or (z) Knight shall have publicly announced any intention to restate any material financial information included in any Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed or the Company has determined that no restatement shall be required; provided, further, that the Marketing Period shall not commence prior to January 3, 2013 for any purpose hereunder. Notwithstanding the foregoing, if at any time GETCO does not have the Required Information or the Required Information is not compliant with the requirements set forth in Section 7.16(f) throughout and on the last day of such period, then a new twenty (20) consecutive Business Day period, as appropriate, shall commence upon GETCO receiving updated Required Information that is so compliant.

(g) For the purposes of this Agreement, “Required Information” shall mean, as of any date, (i) all information regarding Knight and its subsidiaries required by Regulation S-X and Regulation S-K under the Securities Act (including all audited financial statements and all unaudited financial statements (which shall have been reviewed by the independent accountants for Knight as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722) and all information regarding Knight and its subsidiaries reasonably required for GETCO to prepare pro forma financial information, prepared in accordance with, or reconciled to, GAAP, in each case (A) for a registration statement for a public offering of debt securities of the type contemplated by the Debt Financing Letters to be declared effective, and of the type and form customarily included in private placements of debt securities under Rule 144A under the Securities Act, to consummate the offering of high-yield debt securities contemplated by the Debt Financing Letters (which shall not include subsidiary financial statements that would be required under Rules 3-09, 3-10 or 3-16 of Regulation S-X or any compensation disclosure or analysis), (B) of the type contemplated in the Debt Financing Letters and form customarily included in information memoranda and other marketing documents used to syndicate credit facilities of the type to be included in the Debt Financing and (C) such other information and data as are otherwise reasonably necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (i) of this definition (including “negative assurance” comfort) from the independent auditors of Knight and its subsidiaries on any date during the relevant period.

7.17. Exemption from Liability Under Section 16(b). GETCO and Knight agree that, in order to most effectively compensate and retain GETCO Insiders and Knight Insiders (as defined below) in connection with the Mergers, both prior to and after the Effective Time, it is desirable that GETCO Insiders and Knight Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Knight Common Stock, Knight Series A-1 Preferred Stock, Knight Stock Options, Knight Restricted Shares, Knight RSUs, GETCO Units and Blocker Units into Company Common Stock, Company options, restricted shares and units and Warrants, as the case may be, in the Mergers, and for that compensatory and retentive purpose agree to the provisions of this Section 7.18. Assuming GETCO and Knight deliver to the Company in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of GETCO and Knight who will be subject to the reporting requirements of Section 16(a) of the Exchange Act (respectively, the “GETCO Insiders” and the “Knight Insiders”), the number of shares of Knight Common Stock, shares of Knight Series A-1 Preferred Stock, Knight Stock Options, Knight Restricted Shares, Knight RSUs, GETCO Units and Blocker Units be held by each such GETCO Insider or Knight Insider expected to be exchanged in the Mergers, the Board of Directors of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, adopt a resolution providing in substance that the receipt by the GETCO Insiders and Knight Insiders of Company Common Stock, Warrants, Company options, and Company restricted stock units, deferred stock units and phantom units, in exchange for Knight Common Stock, Knight Series A-1 Preferred Stock, Knight Stock Options, Knight Restricted Shares, Knight RSUs, GETCO Units and Blocker Units, in each case pursuant to the transactions contemplated by this Agreement, are approved by such Board of Directors or by such committee thereof, and are intended to be exempt from liability pursuant to Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law.

7.18. Up-C Corp Structure. The Parties agree to work together in good faith to consider the feasibility and attractiveness of implementing a customary “Up-C structure”, including a tax receivables agreement (“TRA”), prior to or simultaneous to the Closing, pursuant to which Daniel Tierney and Stephen Schuler would maintain their interests at GETCO until such later time as they desire to sell their interests to the Company, whereupon they would benefit from the TRA to share in the tax benefit the Company actually receives by stepping up its basis in the GETCO assets as a result of the Up-C structure. If determined to be feasible and attractive by each of the parties, each party agrees to take all actions as necessary to effect the changes to this Agreement in a manner necessary to reflect such Up-C structure and TRA; provided, that no changes shall be made that would (a) affect the tax treatment of any other holder of Knight Common Stock, GETCO Units or Blocker Units, (b) materially delay the consummation of the transactions contemplated by this Agreement, or (c) change the amount of consideration to any other holder of Knight Common Stock, GETCO Units or Blocker Units.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1. Mutual Conditions to Obligations to Effect the Mergers. The respective obligations of each of the parties, other than Blocker, to effect the Mergers shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Knight Stockholder Approval. Knight Stockholder Approval shall have been obtained.

(b) GETCO Holder Approval. GETCO Holder Approval shall have been obtained.

(c) NYSE Listing. The shares of Company Common Stock to be issued in the Mergers (as well as the shares of Company Common Stock issuable upon exercise of the Warrants) shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(d) Form S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. “Requisite Regulatory Approvals” means, with respect to the Mergers, (i) the expiration of the applicable waiting period under the HSR Act, (ii) the approval of FINRA, (iii) the approval of the FSA and (iv) the approval of the NYSE (with respect to OCTEG LLC).

(f) No Injunctions or Restraints; Illegality. No statute, rule, regulation, executive or other order shall have been enacted, issued or promulgated by any Governmental Entity and no preliminary or permanent injunction or temporary restraining order or prohibition issued by a court or other Governmental Entity (collectively, “Restraints”) preventing or rendering illegal the consummation of either the Knight Merger, the GETCO Merger or the Blocker Merger shall be in effect.

8.2. Conditions to Obligations of Knight. The obligations of Knight to effect the Knight Merger is also subject to the satisfaction, or waiver by Knight, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties of GETCO. The representations and warranties of GETCO set forth in this Agreement shall be true and correct as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date) without giving effect to the words “material”, “materiality”, “materially”, “knowledge” or “Material Adverse Effect”, except where the failure or failures to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on GETCO; provided, however, that the representations and warranties of GETCO set forth in Sections 3.1(a), 3.1(b) (first sentence only), 3.2(c) (first sentence only), 3.3(a), 3.3(b)(i), 3.23 and 3.25, shall be true and correct in all material respects as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date) without giving effect to the words “material”, “materiality”, “materially”, “knowledge” or “Material Adverse Effect”; provided further, however, that the representations and warranties of GETCO set forth in Section 3.2(a) shall be true and correct except to a de minimis extent as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date); provided further, however, that the representations and warranties of GETCO set forth in Section 3.7(a) shall be true and correct in all respects as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b) Performance of Obligations of GETCO and Blocker. GETCO and Blocker shall have performed in all material respects all covenants required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Certificates. Knight shall have received (i) a certificate signed on behalf of GETCO by the Chief Executive Officer or the Chief Financial Officer of GETCO to the effect that the conditions with respect to GETCO specified in Sections 8.2(a) and 8.2(b) have been fulfilled and (ii) a certificate signed on behalf of Blocker by an authorized signatory of Blocker to the effect that the conditions with respect to Blocker specified in Sections 8.2(b) and 8.2(e) have been fulfilled.

(d) Tax Opinion. Knight shall have received from Wachtell, Lipton, Rosen & Katz, counsel to Knight, a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code. In rendering such opinion, counsel to Knight shall be entitled to require and rely upon assumptions, representations, warranties and covenants provided by Knight, GETCO, the Company, Merger Sub A, Merger Sub B and Merger Sub C that counsel to Knight reasonably deems relevant.

(e) Representations and Warranties of Blocker. The representations and warranties of Blocker set forth in Article V of this Agreement shall be true and correct as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date) without giving effect to the words “material”, “materiality”, “materially”, “knowledge” or “Material Adverse Effect”, in all material respects.

8.3. Conditions to Obligations of GETCO. The obligation of GETCO to effect the GETCO Merger is also subject to the satisfaction, or waiver by GETCO, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Knight set forth in this Agreement shall be true and correct as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date) without giving effect to the words “material”, “materiality”, “materially”, “knowledge” or “Material Adverse Effect”, except where the failure or failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Knight; provided, however, that the representations and warranties of Knight set forth in Sections 4.1(a), 4.1(b), 4.2(c)(first sentence only), 4.3(a), 4.3(b)(i), 4.24 and 4.26 shall be true and correct in all material respects as of the date of the Original Merger Agreement and as of the

Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date) without giving effect to the words “material”, “materiality”, “materially”, “knowledge” or “Material Adverse Effect”; provided further, however, that the representations and warranties of Knight set forth in Section 4.2(a) shall be true and correct except to a de minimis extent as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date); provided further, however, that the representations and warranties of Knight set forth in Section 4.7(a) shall be true and correct in all respects as of the date of the Original Merger Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b) Performance of Obligations of Knight. Knight shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Certificates. GETCO shall have received (i) a certificate signed on behalf of Knight by the Chief Executive Officer or the Chief Financial Officer of Knight that the conditions specified in Sections 8.3(a) and 8.3(b) have been fulfilled.

(d) Tax Opinion. GETCO shall have received from Sullivan & Cromwell LLP, counsel to GETCO, a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code. In rendering such opinion, counsel to GETCO shall be entitled to require and rely upon assumptions, representations, warranties and covenants provided by Knight, GETCO, the Company, Merger Sub A, Merger Sub B and Merger Sub C that counsel to GETCO reasonably deems relevant.

(e) Ancillary Agreements. The Company shall have executed and delivered Registration Rights Agreements with each of Stephen Schuler, Daniel Tierney and GA-GTCO Interholdco, LLC and shall have executed and delivered the Warrant Agreement.

8.4. Conditions to Obligations of Blocker. The obligations of Blocker to effect the Blocker Merger is subject to the satisfaction, or waiver by Blocker, at or prior to the Effective Time of the following conditions:

(a) Mutual Conditions. The conditions set forth in Section 8.1 shall have been satisfied, or shall have been waived by each of the parties to this Agreement other than Blocker.

(b) GETCO Conditions. The conditions set forth in Section 8.3 shall have been satisfied, or shall have been waived by GETCO.

(c) Tax Opinion. Blocker shall have received from Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Blocker, a written opinion dated the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for United States federal income tax purposes, the Blocker Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to Blocker shall be entitled to require and rely upon assumptions, representations, warranties and covenants provided by Knight, GETCO, Company, Merger Sub A, Merger Sub B and Merger Sub C that counsel to Blocker reasonably deems relevant.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Mergers by the Holders of GETCO or the stockholders of Knight:

(a) by mutual consent of GETCO and Knight in a written instrument authorized by the Boards of Directors of GETCO and Knight;

(b) by either GETCO or Knight, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Knight Merger, Blocker Merger or the GETCO Merger and such denial has become final and non-appealable or any Governmental Entity of competent jurisdiction shall have issued a Restraint preventing or rendering illegal consummation of the Knight Merger, Blocker Merger or the GETCO Merger that shall have become final and non-appealable, unless the failure to obtain a Requisite Regulatory Approval or the Restraint shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either GETCO or Knight, if the Mergers shall not have been consummated on or before July 19, 2013 (the “Outside Date”), unless the failure of the Closing to occur by such date shall have been caused by, or resulted from, the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement, other than a breach of such party’s representations and warranties set forth in this Agreement;

(d) by either GETCO or Knight (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), (i) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of GETCO or Blocker, in the case of a termination by Knight; or Knight, in the case of a termination by GETCO, which breach, either individually or in the aggregate, would result in, if occurring or continuing on a date that would be the Closing Date but for such breach, the failure of the conditions set forth in Section 8.2 (in the case of termination by Knight) or Section 8.3 (in the case of termination by GETCO) and that (x) is not cured by the earlier of (A) the Outside Date or (B) thirty (30) days following written notice to the party committing such breach or (y) by its nature or timing cannot be cured within such time period;

(e) by GETCO, if Knight has (i) failed to make its Board Recommendation or has withdrawn, modified or qualified, or proposed or resolved to withdraw, modify or qualify, such recommendation in a manner adverse to GETCO, (ii) failed to comply in all material respects with its obligations under Section 7.3 or Section 7.8 or (iii) approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to recommend rejection of such offer within the ten (10) business day period specified in Rule 14e-2(a) of the Exchange Act), or proposed or resolved to recommend or endorse (or in the case of a tender or exchange offer, failed to recommend rejection of such offer within the ten (10) business day period specified in Rule 14e-2(a) of the Exchange Act), an Alternative Transaction or Acquisition Proposal;

(f) by either GETCO or Knight, if the Knight Stockholders Meeting (including any adjournments thereof) shall have concluded and the Knight Stockholder Approval shall not have been obtained;

(g) by Knight, if GETCO has (i) failed to make its Board Recommendation or has withdrawn, modified or qualified, or proposed or resolved to withdraw, modify or qualify, such recommendation in a manner adverse to Knight, (ii) failed to comply in all material respects with its obligations under Section 7.3 or Section 7.8 or (iii) approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to recommend rejection of such offer within the ten (10) Business Day period specified in Rule 14e-2(a) of the Exchange Act), or proposed or resolved to recommend or endorse (or in the case of a tender or exchange offer, failed to recommend rejection of such offer within the ten (10) Business Day period specified in Rule 14e-2(a) of the Exchange Act), an Alternative Transaction or Acquisition Proposal; or

(h) by either GETCO or Knight, if the GETCO Holders Meeting (including any adjournments thereof) shall have concluded and the GETCO Holder Approval shall not have been obtained.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), or (h) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

9.2. Effect of Termination. In the event of termination of this Agreement by either GETCO or Knight as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of GETCO, Knight, Blocker, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except (a) Section 7.2 (last sentence only), 9.2, 9.3, 10.1, 10.2, 10.8 and 10.9, which Sections and the Confidentiality Agreement shall survive any termination of this Agreement and (b) a termination of this Agreement shall not relieve the breaching party from liability for any fraud or willful and material breach prior to such termination of any covenant or agreement of such party contained in this Agreement.

9.3. Termination Fee. (a) If:

(i) In the event that (i) an Acquisition Proposal involving GETCO shall have been communicated to or otherwise made known to the Holders, senior management or the Board of Directors of GETCO, or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving GETCO after the date of the Original Merger Agreement, (ii) thereafter this Agreement is terminated (A) by Knight or GETCO pursuant to Section 9.1(c) (if the GETCO Holder Approval has not theretofore been obtained) or 9.1(h) or (B) by Knight pursuant to Section 9.1(d) as a result of a willful breach of this Agreement by GETCO and (iii) prior to the date that is twelve (12) months after the date of such termination GETCO enters into a definitive agreement with respect to or consummates an Alternative Transaction, then GETCO shall on the date it enters into a definitive agreement pay Knight a fee equal to one-third of the Termination Fee and pay Knight a fee equal to two-thirds of the Termination Fee upon consummation of such Alternative Transaction (regardless of when such consummation occurs); provided that if an Alternative Transaction is consummated without entering into a definitive agreement, the entire Termination Fee shall be payable upon such consummation; provided, further, that for the purpose of clause (iii) above only, all references in the definition of Alternative Transaction to “more than twenty-five (25) percent” shall instead refer to “more than fifty (50) percent” and all references in the definition of Alternative Transaction to “at least seventy-five (75) percent” shall instead refer to “at least fifty (50) percent”;

(ii) In the event that this Agreement is terminated by Knight pursuant to Section 9.1(g), then GETCO shall pay Knight the Termination Fee by wire transfer of immediately available funds on the date of termination;

(iii) In the event that (i) an Acquisition Proposal involving Knight shall have been communicated to or otherwise made known to the stockholders, senior management or Board of Directors of Knight, or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving Knight after the date of the Original Merger Agreement, (ii) thereafter this Agreement is terminated (A) by Knight or GETCO pursuant to Section 9.1(c) (if the Knight Stockholder Approval has not theretofore been obtained) or Section 9.1(f) or (B) by GETCO pursuant to Section 9.1(d) as result of a willful breach of this Agreement by Knight, and (iii) prior to the date that is twelve (12) months after the date of such termination Knight enters into a definitive agreement with respect to or consummates an Alternative Transaction, then Knight shall on the date it enters into a definitive agreement pay GETCO a fee equal to one-third of the Termination Fee and pay GETCO a fee equal to two-thirds of the Termination Fee upon consummation of such Alternative Transaction (regardless of when such consummation occurs); provided that if an Alternative Transaction is consummated without entering into a definitive agreement, the entire Termination Fee shall be payable upon such consummation; provided, further, that for the purpose of clause (iii) above only, all references in the definition of Alternative Transaction to “more than twenty-five (25) percent” shall instead refer to “more than fifty (50) percent” and all references in the definition of Alternative Transaction to “at least seventy-five (75) percent” shall instead refer to “at least fifty (50) percent”.

(iv) In the event the Agreement is terminated by GETCO pursuant to Section 9.1(e), then Knight shall pay GETCO the Termination Fee by wire transfer of immediately available funds on the date of termination;

(v) For the avoidance of doubt, in no event will either Knight or GETCO be obligated to pay more than one Termination Fee; and

(vi) “Termination Fee” means $53,000,000 (the “Termination Fee”) and in all cases shall be paid by wire transfer of immediately available funds.

(b) GETCO and Knight acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, GETCO and Knight would not enter into this Agreement. If any party hereto becomes obligated to pay a Termination Fee pursuant to this Section 9.3, such party shall additionally pay to the party entitled to such payment (i) interest on the amount of such Termination Fee from the date such payment was required to be made until the date of payment at the per annum rate equal to the prime lending rate prevailing during such period as published in the Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of the actual payment and (ii) if, in order to obtain such payment, the party entitled to payment of a Termination Fee commences a suit for payment of such Termination Fee that results in a judgment against such party, the party obligated to pay such Termination Fee shall reimburse the other party for its costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit.

9.4. Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of Knight or Holders of GETCO, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything to the contrary contained herein, Sections 9.6, 10.8, 10.9, 10.11 and this Section 9.4 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to a Financing Source without the prior written consent of such Financing Source.

9.5. Extension; Waiver. At any time prior to the Effective Time, the parties, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party by a duly authorized officer, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.6. Remedies. Notwithstanding anything in this Agreement to the contrary, none of the Financing Sources acting in the capacities set forth in the Debt Financing Letters shall have any liability or obligation with respect to any claims or actions arising out of or relating to any breach or termination of or under this Agreement or any of the transactions contemplated hereunder, and in no event shall any party hereto, any of their respective Subsidiaries or Affiliates or any of such entities’ Representatives seek any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Financing Source, by the enforcement of any assessment or by any legal or equitable proceeding against any Financing Source, by virtue of any statute, regulation or applicable Law, or otherwise, whether at law or in equity, in contract, in tort or otherwise, in each case in connection with this Agreement or the transactions contemplated hereunder; provided, that nothing contained herein is intended or shall be construed to limit any obligations of the Financing Sources under the Debt Financing Letters or the remedies available to GETCO under the Debt Financing Letters. Subject to the foregoing, solely as it relates to the Financing Sources, this Agreement may only be enforced, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought, against the entities that are expressly named as parties hereto and then only with respect to the obligations set forth herein with respect to such party.

ARTICLE X

GENERAL PROVISIONS

10.1. No Survival of Representations and Warranties and Agreements. None of the representations and warranties set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.1 shall not limit the survival of any covenant or agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time, but any other covenants and agreements shall not survive the Effective Time.

10.2. Expenses. Except as provided in this Section 10.2, all fees and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated, except that each of Knight and GETCO shall bear and pay one-half of the costs and expenses incurred in connection with the filings of the premerger notification and report forms under the HSR Act (including filing fees).

10.3. Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to GETCO, to:

GETCO Holding Company, LLC

350 N. Orleans

Chicago, IL 60654

Attention:	John McCarthy
Fax:	(312) 931-2391

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:	H. Rodgin Cohen
John P. Mead
Fax:	(212) 291-9028 and (212) 291-9098

(b)	if to Knight, to:

Knight Capital Group, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

Attention: Chief Financial Officer

Fax: (201) 557-8015

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:	Edward D. Herlihy
Nicholas G. Demmo
Fax:	(212) 403-2000

(c)	if to Blocker, to:

c/o General Atlantic Service Company, LLC

55 East 52nd Street, 32nd Street

New York, NY 10055

Attention:	Rene M. Kern
David A. Rosenstein
Fax:	(917) 206-1944

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Matthew W. Abbott

Fax: (212) 492-0402

10.4. Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; and whenever the word “person” or “persons” is used in this Agreement, it shall mean an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity, or any department, agency or political subdivision thereof. References to $ or dollars means United States dollars. The GETCO Disclosure Schedule and the Knight Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law.

10.5. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

10.6. Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement and the Registration Rights Agreements, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

10.7. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

10.8. Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such suit, action or proceeding, in the United States District Court for the District of Delaware. Each of the parties hereto submits to the exclusive jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not, and it will not permit any of its Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source, or any of its Affiliates or Representatives, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court, and that the provisions of Section 10.9 relating to waiver of jury trial shall apply to such action, cause of action, claim, cross-claim or third-party claim.

10.9. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO THE FINANCING LETTERS). EACH PARTY HERETO (X) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (Y) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.9.

10.10. Public Announcements. GETCO and Knight will consult with and provide each other with the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated by this Agreement and shall not issue any such press release or other public statement or comment prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange.

10.11. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, each of the parties and their respective successors and assigns. Except (x) as provided in Section 7.10 and (y) with respect to the Financing Sources, the rights set forth in Sections 9.4, 9.6, 10.8, 10.9 and this Section 10.11 (with the Financing Sources being express third party beneficiaries of such Sections and each of the Financing Sources being entitled to directly enforce the provisions thereof), this Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement. Except as provided in Section 9.4, notwithstanding any other provision hereof to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

10.12. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

10.13. Parties in Interest. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, persons other than the parties may not rely upon the representations.

10.14. Effect of Amendment and Restatement. This Agreement amends and restates the Original Merger Agreement in its entirety. All amendments to the Original Merger Agreement effected by this Agreement, and all other covenants, agreements, terms and provisions of this Agreement, shall be deemed to have effect as of the Original Execution Date unless expressly stated otherwise. This Agreement shall be effective as of the Execution Date. Each of the representations and warranties made in this Agreement shall be deemed to be made on and as of the Original Execution Date and not made as of the Execution Date unless expressly stated otherwise.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, GETCO, Knight, Blocker, the Company, Merger Sub A, Merger Sub B and Merger Sub C have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

KNIGHT CAPITAL GROUP, INC.

By:	/s/ Thomas M. Joyce
	Name:	Thomas M. Joyce
	Title:	Chief Executive Officer

GETCO HOLDING COMPANY, LLC

By:	/s/ John A. McCarthy
	Name:	John A. McCarthy
	Title:	General Counsel

GA-GTCO, LLC

By:	/s/ René M. Kern
	Name:	René M. Kern
	Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]

KNIGHT HOLDCO, INC.

By:	/s/ Leonard J. Amoruso
	Name:	Leonard J. Amoruso
	Title:	Chief Executive Officer

KNIGHT ACQUISITION CORP

By:	/s/ Leonard J. Amoruso
	Name:	Leonard J. Amoruso
	Title:	Chief Executive Officer

GETCO ACQUISITION, LLC

By:	/s/ Leonard J. Amoruso
	Name:	Leonard J. Amoruso
	Title:	Chief Executive Officer

GA-GTCO ACQUISITION, LLC

By:	/s/ Leonard J. Amoruso
	Name:	Leonard J. Amoruso
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]